Form 10-K, Exhibit 13
period 1993-12-31
IWC RESOURCES CORP
filed 1994-03-30
CIK 790523

Document Summary:

     Document:     ~WRD0005
     Author:
     Addressee:
     Operator:

     Creation Date:      03/27/1994
     Modification Date:  03/29/1994

     Identification key words:



     Comments:


















































Dear Shareholder:

Numerous positive developments in 1993 enhanced continued growth of IWC Resources Corporation (Company).

In June, the Company acquired SM&P Conduit Co., Inc. (SM&P), an underground utility locating company headquartered in Noblesville, Indiana. SM&P's steady growth has expanded to 14 district offices, with over 500 employees in eight states, predominantly in the Midwest and Southwest. SM&P made a significant contribution to the Company's consolidated earnings in 1993. We are confident SM&P's continued performance will add incremental earnings to the Company in the future.

In May, Indianapolis Water Company (IWC) requested the approval of the Indiana Utility Regulatory Commission for an $8.9 million (14%) increase in its water utility rates, based in part on increased expenses connected with new accounting rules regarding postretirement benefits other than pensions and increases in other operating expenses, such as, property taxes and costs imposed by government. IWC also requested approval to merge Zionsville Water Corporation into IWC. This merger would recognize the fact that the two utilities now operate as one. We anticipate a decision sometime this spring.

In January, Utility Data Corporation (UDC) finalized a new augmented agreement with the city of Indianapolis to provide sewer billing and collection services for its Department of Public Works. Besides creating an efficient customer billing service by combining water and sewer charges, it saves Indianapolis taxpayers in excess of $2.1 million annually. A revenue enhancement provision of the contract also provided the Company incremental operating earnings of just under $400,000 during 1993. UDC also negotiated an agreement with the American Water Works Association to market water utility recordkeeping software systems.

In December, Harbour Water Corporation (Harbour) executed a 10-year contract to sell water to the town of Westfield, Indiana, north of Indianapolis. Westfield continues operating its own water utility through a cost-efficient supply from Harbour.

Also in December, the Company, through IWC Services, Inc., gained international recognition as the majority partner of the White River Environmental Partnership (Partnership). The Partnership contracted with the city of Indianapolis to operate and manage its two Advanced Wastewater Treatment plants. Our two partners in this endeavor are recognized worldwide as two of the prominent players in water and wastewater services. The Partnership also expects to pursue similar operations in the region surrounding Indiana.

These efforts contributed to the Indianapolis Business Journal recognizing the Company as the recipient of its 1993 Corporate Enterprise Award.

IWC, our primary subsidiary, experienced a second consecutive year of uneven weather patterns. Customer demands during the summer once again were reduced by high precipitation levels, thus holding down both revenues and earnings.

A total of 58 miles of water main extensions were completed during the year. Plans were initiated to restore 1.2 billion gallons of water supply storage in Geist Reservoir through a sediment removal project. Construction began on an addition to our General Office to enhance much-needed customer service areas, as well as office and training space for employees. The addition will be completed this spring.

The Company added prominent key individuals to its management team during the year. They included: Daniel S. Baker as president of SM&P Conduit Co., Inc.; IWC welcomed John M. Davis as vice president, general counsel and secretary. IWC promotions included Martha L. Wharton, a 28-year employee, vice president of customer relations; and Jane Ryan, a 16-year employee, assistant secretary.

Goals and objectives of the comprehensive strategic planning effort of 1992 gained momentum in 1993, and we plan to aggressively continue that program in 1994.

The dedicated service of the Company's employees continues prioritizing our customers, shareholders, and community as their primary constituencies. We honored their dedication with the second annual "Crystal Awards" banquet at the Indiana Roof Ballroom. "The Best of the Best" theme recognized five outstanding individuals in various categories, including "Employee of the Year" Sharon Ronan, a 32-year employee.

You have our commitment to continue to work hard and efficiently for the growth of the Company's "expanding world."

Sincerely,

James T. Morris, Chairman
February 1994

The Company's Business

The term "Company" in this report, unless otherwise indicated, refers to the consolidated operations of IWC Resources Corporation and its subsidiaries.

IWC Resources Corporation (Resources) is a holding company. Resources owns and operates seven subsidiaries, including three waterworks systems, which supply water for residential, commercial, and industrial uses, and fire protection service in Indianapolis, Indiana, and surrounding areas. The territory served by the three utilities covers an area of approximately 185 square miles, which includes areas in Marion, Hancock, Hamilton, Hendricks, and Boone counties.

At year's end, Resources' three water utilities were providing service to 224,142 customers.

In addition to the three water utilities, Resources has four other wholly owned subsidiaries: IWC Services, Inc., Utility Data Corporation (UDC), Waterway Holdings, Inc., and SM&P Conduit Co., Inc. (SM&P). IWC Services, Inc. provides laboratory water testing services, principally for water utilities. UDC provides billing, payment processing, and other data processing services for various water and sewer utilities. The Company, principally through Waterway Holdings, Inc., owns approximately 360 acres of real estate, primarily in the Geist Reservoir area, that it expects to sell or develop in the future.

SM&P performs underground utility locating and marketing services in Indiana and seven other states.

The White River Environmental Partnership (Partnership), of which the Company through IWC Services, Inc. is the majority partner (52%), was formed during 1993. It subsequently was awarded a five-year contract to operate and maintain the two Advanced Wastewater Treatment facilities for the city of Indianapolis. In addition to saving Indianapolis taxpayers approximately $12 million in 1994, and $65 million over the contract's five years, this endeavor will serve as an international wastewater management model.

L&K Noe Pin-Point Boring, Inc. had been a 52% owned subsidiary until July 1993,









































at which time it was liquidated into Resources and its operations terminated.

Resources continues to seek expansion and diversification of its operations through the acquisition of other water utilities and other related businesses. It is expected, however, that the water utilities will continue as one of the principal sources of revenues for the Company in the foreseeable future. The utility subsidiaries of the Company are subject to regulation by the Indiana Utility Regulatory Commission (Commission), which has jurisdiction over rates, standards of service, accounting procedures, issuance of securities, and related matters. Rates charged by the Company's utilities for water service are approved by the Commission. Utility operations also are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency, the Indiana Department of Environmental Management, the Indiana Water Pollution Control Board, and the Indiana Department of Natural Resources. There are no significant competitors operating within the Company's utility service area, and it does not anticipate any significant competition will develop within such area.

Comparative Highlights
                                               1993        1992
                                                (in thousands*)

We recorded revenues from our customers     $  82,321   $  63,452
We incurred operating expenses                 56,543      40,269
Leaving a balance as earnings from operations  25,778      23,183
We had other expense                            7,074       5,873
Earnings before income taxes                   18,704      17,310
We accrued income taxes                         9,328       9,197
That left earnings for our shareholders         9,376       8,113
Cash dividends declared to
  our common and convertible
  preferred shareholders                        9,290       8,894
Leaving retained in the business            $      86    $   (781)
Average number of common
  and common equivalent
  shares outstanding during year                6,658        6,379
Dividends declared per common share         $    1.40    $   1.395
Net earnings per common and
  common equivalent share                        1.41         1.27
Book value per common and
  common equivalent share                       11.20        10.49

*All dollar amounts, except per share data, and average shares outstanding in thousands.

INDIANAPOLIS WATER COMPANY

Indianapolis Water Company (IWC) is the principal subsidiary of Resources. Indianapolis is a growing city, and IWC's service area continues to accommodate that expansion. There were 58 miles of new water mains completed, and 5,047 new customers added in 1993. A petition was filed with the Indiana Utility Regulatory Commission requesting a 14% increase in rates to meet the increased costs of conducting business. Hearings on that petition are complete. A decision is expected by this spring.

HARBOUR WATER CORPORATION

Harbour Water Corporation, which serves an area north of Indianapolis, continued its strong growth record. The utility now serves 2,309 customers, an 8% increase over last year. In addition, an agreement was reached with nearby










































Westfield, Indiana, for sale of water to the town's water system. A new booster station will be built and placed in service to meet this growth.

ZIONSVILLE WATER CORPORATION

This utility also continues to grow and now serves 2,233 customers compared to 2,157 in 1992. This system and that of Indianapolis have, indeed, grown together. The Company has petitioned the Indiana Utility Regulatory Commission to approve a merger of Zionsville Water into IWC.

SM&P CONDUIT CO., INC.

SM&P Conduit Co., Inc. (SM&P) provides underground facility locating services for utility companies. Its service encompasses electric, telephone, gas, cable television, water and sewer utilities. SM&P utilizes the latest equipment to ensure accuracy in locating and to reduce damage to buried utility lines. SM&P currently has 14 offices in eight states.

WATERWAY HOLDINGS, INC.

This subsidiary was formed to hold, lease, develop and dispose of real estate. Land owned by Waterway Holdings, Inc. is located generally north and west of Geist Reservoir in Hamilton County. Waterway Holdings, Inc. continues to explore the possible sale or development of the remaining land.

UTILITY DATA CORPORATION

This subsidiary provides customer billing, customer relations, and data processing services for the Company's water utilities, and the city of Indianapolis sewer operations, and similar services for several other municipal and private utilities in Indiana. Starting in 1993, the IWC water and the city of Indianapolis sewer billings were combined on a single monthly billing statement, with Utility Data Corporation (UDC) assuming the responsibility for all aspects of billing, collections, and customer contact. During 1993, UDC produced over 2,800,000 utility customer bills and processed over 2,530,000 utility customer payments.

IWC SERVICES, INC.

IWC Services, Inc. offers water-related services to contractors and other water and wastewater utilities, using capacities within several sections of the core business of the Company. The White River laboratory tests water samples submitted from water providers all over Indiana. The Company's leak detection equipment and vacuum excavator are used by contractors and utilities in central Indiana.

WHITE RIVER ENVIRONMENTAL PARTNERSHIP

Through IWC Services, Inc., the Company serves as the majority partner of the White River Environmental Partnership (Partnership). The Partnership was awarded a five-year contract in 1993 to operate and manage the city of Indianapolis' two Advanced Wastewater Treatment plants, commencing January 30, 1994. The Company's partners in this venture are considered world leaders in water and wastewater treatment.

ENGINEERING AND TECHNICAL SERVICES

The Company completed the conversion of its Marion County distribution system maps from manual drafting to a computer-drafted Geographical Information System through its participation in the Indianapolis Mapping and Geographic










































Infrastructure System (IMAGIS). Completion of the IMAGIS-IWC Distribution Map System has also allowed the Company to initiate automated drafting of new customer main extensions.

Design, Construction and Planning

Construction of an addition to the General Office commenced last fall, with completion scheduled in spring 1994. After relocation of 44 employees to this facility, the existing office building will be renovated, with the lobby converted to a modern customer service facility. These projects will provide enhanced customer service, and will alleviate crowding experienced in the General Office.

The Harding Station groundwater facility in Perry Township was expanded with an additional filter in 1993. The addition of another filter and second ground storage tank are scheduled for 1994 as part of a two-year plan to expand the plant capacity to six million gallons-a-day to serve the Company's southside service area. Plans also are being developed for the installation of a transmission main in or along Southport Road and west across White River, to enable the Harding facility to provide additional water and emergency backup to the southern part of the Ben Davis District and the airport area. The final phase of the East Side feeder main to Edmondson Station will be completed this year. Other reinforcing mains will be installed to alleviate low pressure in the Bunker Hill area in southeast Marion County.

Over 70 miles of main extension design were completed. Company savings in excess of $300,000 were successfully negotiated with the city and state on street reconstruction projects. These entities altered their design or construction instead of the Company relocating distribution facilities at its expense.

Engineering and operating personnel meet routinely to identify the needs to better serve the system's customer demands. Planning capability will be greatly enhanced by the recent acquisition of a PC-based software system -- Watermax -- which will allow the Company to model the system as a whole and run "what if" scenarios.

Land and Resource Management

The Aquifer Protection Plan for the south well field in southwest Marion County was completed. This plan will guide the Company's development of its newest major source-of-supply (40 to 50 million gallons-per- day), and result in a land use plan to protect the aquifer system from potential contamination sources.

In October, a permit application was filed with the U.S. Army Corps of Engineers to conduct a sediment removal project in Geist Reservoir. Upon receipt of the permit, the Company may proceed to regain 1.2 billion gallons of water supply storage lost to sedimentation during the past 50 years.

OPERATIONS

Pumpage increased in 1993 compared to 1992. Daily pumpage averaged 117,500,000 gallons compared to 115,500,000 gallons last year. The maximum daily pumpage during 1993 occurred on July 9 when 153,520,000 gallons were distributed.

Rainfall was more than adequate in 1993, and our sources of supply reflected that fact. Geist and Morse reservoirs remained full throughout the year. In July, and again in November, the streams were in flood stage. Eagle Creek Reservoir reached a record high point on November 15 -- nearly five feet above normal pool. No operating problems resulted from these floods, and stream quality for the year was generally good.

Distribution system repairs increased by a proportion one would expect given the growth of that system. The Company began using PVC pipe in 1993. This material is less costly and provides several advantages, the most significant of which is its immunity to corrosion.

Regulatory requirements demand increasing attention to alternative treatment methods and laboratory testing. Work has begun on a pilot plant which will allow economic evaluation of alternative unit processes in advance of their required use on plant scale. The Company's laboratory continues to upgrade its equipment and skills to provide assurance of product quality and compliance with reporting requirements.

Customer Service

Much creativity, energy, and just plain hard work by many dedicated employees achieved successful implementation of the contract to provide customer services for the Indianapolis Department of Public Works (DPW).

Utility Data Corporation (UDC) entered into an agreement with the DPW on November 20, 1992, with a start date of January 4, 1993. The Customer Relations Division of the Customer Service Department was transferred to UDC and seven new employees were hired. The division was restructured into three sections: customer contact, customer accounts, and collections. Extended hours and combined water/sewer billing have received overwhelming customer approval. Additional customer services, such as budget billing and direct check debiting, are being studied and may be instituted during 1994.

The Company added a net total of 5,292 customers to its system in 1993, suggesting a continuing strong economy in the housing market throughout its service area. There were 5,047 accounts added to the Indianapolis system, 169 to Harbour Water, and 76 to Zionsville Water, raising the net total of system customers to 224,142 at year's end.

Considerable effort has gone into reducing the number of longtime estimated bills. Customer meters are normally read every other month; however, readers often find no one at home, overgrown yards and shrubbery, businesses locked up, and keys that no longer work. At year's end, 39 customer meters had 10 or more consecutive estimates.

In order to improve the reliability and convenience of obtaining readings in flooded vaults, some of these meters are being replaced with newer technology that allows them to be read without entering the vault.

Additionally, service employees now use gas detectors to check meter vaults for harmful atmospheric conditions.

A new procedure to improve communication between the office dispatcher and field employees is in place. As a result, field service personnel are able to respond more quickly to customer requests. The procedure has also helped to lower overtime costs through higher productivity.


Utility Plant and Distribution of Customers, Mains, and Fire Hydrants


                   Utility Plant            Customers          (miles)         Hydrants
                1993          1992       1993       1992     1993    1992    1993    1992
                  (in thousands)
IWC        $   254,225   $   247,573    219,600    214,553   2,748   2,694   24,114   23,647
Harbour          3,868         3,604      2,309      2,140      38      34      321      280
Zionsville       2,570         2,609      2,233      2,157      31      31      295      288

           $   260,663   $   253,786    224,142    218,850   2,817   2,759   24,730   24,215

FINANCIAL REVIEW

Consolidated net earnings were $9,376,000 for 1993 compared with $8,113,000 for 1992 based upon operating revenues of $82,321,000 in 1993 and $63,452,000 in 1992. Earnings available for common and common equivalent shareholders were $1.41 per share for 1993 compared with $1.27 per share for 1992. During 1993, the average number of common and common equivalent shares outstanding increased 279,000 shares over 1992 due primarily to the shares issued to acquire SM&P in June 1993. Cash dividends declared on these shares totaled $1.40 per share in 1993 compared with $1.395 in 1992.

Details and a discussion of financial and operating results follow:

Operating Revenues
                                 1993          1992
                                  (in thousands)
Water Utilities:
  Residential                $   41,513   $    40,633
  Commercial and Industrial      18,032        16,696
  Public Fire Protection            945         2,157
  Other                           3,849         3,966
    Total Water Utilities        64,339        63,452
Utility-Related Services         17,982             -

                             $   82,321   $    63,452

Utility Customers
                                 1993          1992

Residential                     204,867       200,926
Commercial and Industrial        16,262        14,990
Metered Public                      196           173
Private Fire Lines                2,809         2,734
Flat Rate Public                      8            27

                                224,142       218,850

Operating Expenses
                                 1993          1992
                                   (in thousands)
Operation and Administration:
Water utilities              $   31,633   $    29,774
Utility-related services         12,453             -
Depreciation                      6,556         5,316
Taxes other than Income Taxes     5,901         5,179

                             $   56,543   $    40,269













































Results of Operations

In 1993, the Company began presenting the results of operations according to its major segments: (1) water utilities and (2) utility-related services. Accordingly, the results of operations of certain utility-related services subsidiaries are presented in revenues and operating expenses in 1993, whereas they were reported as earnings from non-utility subsidiaries in 1992. The primary component of the utility-related services segment is SM&P which was acquired in June 1993. The following discussion is applicable to the water utilities segment operations only.

Operating revenues for the water utilities segment increased $887,000, representing a 1.4% increase from 1992, primarily due to a slight increase in total water consumption in 1993.

Operation and administration expenses for the water utilities segment increased $1,859,000 representing a 6.2% increase over 1992.

Labor expense increased $841,000 (6.3%) mainly due to a general wage increase, effective January 1, 1993. Chemical costs increased $66,000 (9.6%) due to increased usage and higher chemical costs. The cost of outside services increased $575,000 (19.1%) primarily due to an increase in consulting and other services. Costs of the Company's pension and other benefit plans increased $92,000 (6.1%) primarily due to the higher costs of benefits provided.

Depreciation increased $1,240,000 (23.3%) of which $799,000 is applicable to the utility- related segment. The increase in water utility depreciation of $441,000 represents an 8.3% increase over 1992, and is primarily due to additional plant placed in service and an increase in the composite depreciation rate from 1.76% to 1.9% effective June 10, 1992.

Human Resources

At its May meeting, the Executive Committee of the Indianapolis Water Company
(IWC) announced the promotion of Martha L. Wharton to vice president of customer relations.

John M. Davis joined the Company June 30 as vice president, general counsel and secretary.

At year's end, there were 904 full-time IWC Resources Corporation employees compared with 395 in 1992. The acquisition of SM&P Conduit Co., Inc. added 499, including President Daniel S. Baker.

Two employees were honored in 1993 for completing 40 years service to IWC. Ronald L. Sponsel, a maintenance supervisor in the Distribution Department, was recognized on June 1, and Marvin R. Tucker Jr., supervisor of Meter Reading, was honored November 24.

The John N. Hurty Service Award, representing 25 years service in the water utility field, was presented by the Indiana Department of Environmental Management to 14 employees. This brought the total number of employees who have been so honored to 330. The Company is extremely grateful for its employees' continued loyalty and dedication.

The Thomas W. Moses Memorial Scholarship Program, which was initiated in 1986, has now provided financial assistance to 61 children of employees seeking a college education. It is noteworthy to report that 29 employees were reimbursed for educational classes taken during 1993.

The second annual Crystal Awards, recognizing and rewarding employees who provide superior service both inside and outside the Company, were presented on October 15 at a festive dinner, titled "Best of the Best," at the Indiana Roof Ballroom. From over 200 nominations made by fellow employees, the following individuals were selected: Sharon Ronan, Crystal Award (for extraordinary service, recognized as "Employee of the Year"); Danny Hammer, Sapphire Award (for superior service in direct contact with customers); Linda Morgason, Ruby Award (for outstanding service to fellow employees); Valerie Harley-Edwards, Emerald Award (for superior service in a solitary work atmosphere); Anthony Pippens, Amethyst Award (for outstanding volunteer service to the community).

The Company is an equal opportunity employer. All applicants and employees will receive equal opportunities for hire, promotion, and other job opportunities without regard to race, color, religion, national origin, sex, handicap, age, or status as a disabled or Vietnam-era veteran. In addition, the Company complies with all affirmative action requirements applicable to it and maintains affirmative action programs for minorities, women, handicapped persons, and disabled and Vietnam-era veterans.

























































































IWC RESOURCES CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 1993 and 1992

ASSETS

                                              1993            1992
                                                (in thousands)
Current assets:
  Cash and cash equivalents                $   1,813      $      605
  Accounts receivable, less allowance
    for doubtful accounts of $190              9,515           7,235
  Materials and supplies, at average cost      1,722           1,297
  Other current assets                           871           1,559
    Total current assets                      13,921          10,696
Utility plant:
  Utility plant in service                   323,313         312,678
  Less accumulated depreciation               70,406          65,213
    Net plant in service                     252,907         247,465
  Construction work in progress                7,756           6,321
    Utility plant, net                       260,663         253,786

Construction funds held by Trustee             2,010           1,958

Other property                                 6,825           1,996

Goodwill, net of accumulated amortization     17,479           1,419

Deferred charges and other assets             11,545           5,257

                                          $  312,443      $  275,112


LIABILITIES AND SHAREHOLDERS' EQUITY

                                               1993           1992
                                                  (in thousands)
Current liabilities:
  Notes payable to banks                  $    21,779     $    5,071
  Current portion of long-term debt             1,200          1,400
  Accounts payable and accrued expenses        14,380         11,287
  Federal income taxes                            392              -
  Customer deposits                             1,027            944
    Total current liabilities                  38,778         18,702

Long-term obligations:






  Long-term debt, less current portion         85,375         86,275
  Customer advances for construction           43,597         41,108
    Total long-term obligations               128,972        127,383

Deferred income taxes                          23,795         21,723
Unamortized investment tax credits              5,029          5,146
Contributions in aid of construction           28,081         26,991
Other credits                                   5,069          3,457
Preferred stock of subsidiary and
  redeemable preferred stock                    5,705          4,505
    Total liabilities and other credits       235,429        207,907

Shareholders' equity:
  Common stock                                 59,301         49,728
  Retained earnings                            17,912         17,826
                                               77,213         67,554
  Less unearned compensation                      199            349
    Total shareholders' equity                 77,014         67,205
Commitments and contingencies
                                          $   312,443   $    275,112

The accompanying notes are an integral part of the consolidated financial statements.

IWC RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1993, 1992, and 1991

                                                                                              Total
                                             Common Stock         Retained     Unearned   Shareholders'
                                          Shares      Amount      Earnings   Compensation    Equity
                                                            (in thousands, except share data)
Balance at December 31, 1990            5,277,329   $   31,348   $   16,898   $       -    $   48,246
  Net earnings                              9,017                     9,017
  Dividends - $1.38 per common share                                 (7,308)                   (7,308)
  Common stock issued:
    Dividend Reinvestment Plan             49,804          853                                    853
    Public offering                     1,000,000       15,887                                 15,887

Balance at December 31, 1991            6,327,133       48,088       18,607                    66,695
  Net earnings                                                        8,113                     8,113
  Dividends - $1.395 per common share                                (8,894)                   (8,894)
  Common stock issued:
    Dividend Reinvestment Plan             53,967        1,116                                  1,116
    Restricted Stock Plan                  26,491          524                      (524)           -
  Compensation expense                                                               175          175

Balance at December 31, 1992            6,407,591       49,728       17,826         (349)      67,205
  Net earnings                                                        9,376                     9,376
  Dividends - $1.40 per share:
    Common stock                                                     (9,254)                   (9,254)
    Redeemable preferred stock                                          (36)                      (36)
  Common stock issued:
    Acquisition of subsidiary             356,991        8,300                                  8,300
    Dividend Reinvestment Plan             55,646        1,236                                  1,236
    Restricted Stock Plan                   1,725           37                       (37)           -
  Compensation expense                                                               187          187

Balance at December 31, 1993            6,821,953   $   59,301   $   17,912   $     (199)  $   77,014

The accompanying notes are an integral part of the consolidated financial statements.




IWC RESOURCES CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 1993, 1992 and 1991
                                                 1993         1992         1991
                                             (in thousands, except per share data)
Operating revenues:
  Water utilities                            $   64,339   $   63,452   $   59,930
  Utility-related services                       17,982            -            -
                                                 82,321       63,452       59,930
Operating expenses:
  Operation and administration:
    Water utilities                              31,633       29,774       29,504
    Utility-related services                     12,453            -            -
  Depreciation                                    6,556        5,316        4,424
  Taxes other than income taxes                   5,901        5,179        4,956
    Total operating expenses                     56,543       40,269       38,884
    Operating earnings                           25,778       23,183       21,046
Other income (expense):
  Interest expense, net                          (7,295)      (6,937)      (6,849)
  Interest income                                   208          337          390
  Dividends on preferred stock of subsidiary       (203)        (203)        (203)
  Other, net                                        216          930        1,258
                                                 (7,074)      (5,873)      (5,404)
    Earnings before income taxes and
      cumulative effect of accounting change     18,704       17,310       15,642
Income taxes                                      9,328        9,197        7,905
    Earnings before cumulative effect of
      accounting change                           9,376        8,113        7,737
Cumulative effect of accounting change,
  net of income taxes                                 -            -        1,280
    Net earnings                              $   9,376    $   8,113    $   9,017
Per common and common equivalent share:
  Earnings before cumulative effect
    of accounting change                      $    1.41    $    1.27    $    1.45
  Cumulative effect of accounting change              -            -          .24
    Net earnings                              $    1.41    $    1.27    $    1.69
Average number of common and
  common equivalent shares outstanding            6,658        6,379        5,335

The accompanying notes are an integral part of the consolidated financial statements.

IWC RESOURCES CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1993, 1992 and 1991
                                                       1993         1992         1991
                                                              (in thousands)
Cash flows from operating activities:
  Net earnings                                     $    9,376   $    8,113   $    9,017
  Adjustments to reconcile net earnings
    to net cash provided by operating activities:
      Depreciation and amortization                     7,808        5,877        4,835
      Deferred income taxes
        and investment tax credits                      1,241        1,832        2,245
      Gain on sales of other property                  (1,052)        (855)        (720)
      Provision for bad debts                             335          314          334
      Dividends on preferred stock of subsidiary          203          203          203
      Other, net                                          137         (380)         (76)
      Changes in operating assets and liabilities:
        Accounts receivable                               353         (591)      (3,141)
        Materials and supplies                           (425)          52          (67)
        Other current assets                            1,741         (585)         238
        Accounts payable and accrued expenses             279        1,038          (97)
        Federal income taxes                              232         (836)         122
        Customer deposits                                  83           20           55
          Net cash provided
            by operating activities                    20,311       14,202       12,948
Cash flows from investing activities:
  Acquisition of SM&P Conduit Co., Inc.,
    net of cash acquired                              (12,482)           -            -
  Additions to utility plant and other property       (13,967)     (15,751)     (14,416)
  Proceeds from sales of other property                 1,517        1,078          806
  Customer advances for construction                    5,748        6,503        5,230
  Refunds of customer advances for construction        (2,242)      (2,360)      (2,896)
  Other investing activities, net                        (963)        (287)        (184)
          Net cash used by investing activities       (22,389)     (10,817)     (11,460)
Cash flows from financing activities:
  Proceeds from notes payable to banks                 49,087       29,584       25,283
  Payments of notes payable                           (36,312)     (41,131)     (18,623)
  Proceeds from long-term debt                         11,600       14,836            -
  Payments of long-term debt                          (12,780)     (15,953)      (4,300)
  Decrease (increase) in construction funds
    held by Trustee                                       (52)         335        3,410
  Cash dividends                                       (9,493)      (9,097)      (7,511)
  Proceeds from issuance of common stock                1,236        1,116       16,740
          Net cash provided (used)
            by financing activities                     3,286      (20,310)      14,999
Increase (decrease) in cash and cash equivalents        1,208      (16,925)      16,487
Cash and cash equivalents at beginning of year            605       17,530        1,043
Cash and cash equivalents at end of year            $   1,813   $      605   $   17,530
Supplemental disclosure of cash flow information-
  Cash paid for:
    Interest on long-term debt and notes payable
      to banks, net of capitalized interest         $   7,104   $    6,766   $    6,673
    Income taxes                                    $   7,488   $    8,072   $    6,355

The accompanying notes are an integral part of the consolidated financial statements.

IWC RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1993, 1992 and 1991

Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of IWC Resources Corporation (Resources), and its wholly owned subsidiaries. The term "Company" refers to the consolidated operations of Resources and its subsidiaries.

Through its water utility subsidiaries, the Company owns and operates waterworks systems supplying water for residential, commercial and industrial uses, and for fire protection in Indianapolis, Indiana, and the surrounding area. These subsidiaries are regulated by the Indiana Utility Regulatory











































Commission (Commission), and their accounting policies, which are substantially consistent with generally accepted accounting principles, are governed by the Commission. The Company also owns and operates businesses which are involved in utility line locating, data processing and other utility- related services, and real estate sales and development.

In November 1993, a subsidiary of the Company became majority partner in White River Environmental Partnership (Partnership). In December 1993, the Partnership was awarded a five-year contract by the city of Indianapolis to manage and operate its two Advanced Wastewater Treatment plants commencing January 30, 1994. At December 31, 1993, this Partnership was still in the development stage and had no significant assets.

The Company's majority-owned subsidiary, which provided directional boring services, was liquidated in 1993. The assets, liabilities and operations of this subsidiary were not significant to the Company's consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Utility Plant

Utility plant is stated at cost which includes the cost of land, outside contract work, labor and materials, interest and certain indirect costs incurred during the construction period. Such indirect costs consist of administration, general overhead, and other costs applicable to construction projects.

When utility plant in service is retired, except for land and land rights, the accumulated cost of the retired property plus cost of removal and less salvage value is charged against accumulated depreciation. If land or land rights are sold, the net gain or loss is included in earnings. Property not currently used in utility operations is included in other property.

Depreciation of utility plant for financial statement purposes is computed at a composite annual rate of 1.9% (1.76% prior to June 10, 1992) as approved by the Commission.

Generally, maintenance and repairs and the cost of replacements of minor items of property are charged to operation expense accounts as incurred.

Other Property

Other property is stated at cost less accumulated depreciation and includes property not currently used in utility operations, real estate held for development or resale, and property and equipment used in non-utility businesses. Accumulated depreciation at December 31, 1993 and 1992 was $1,209,000 and $609,000, respectively.

Goodwill

The Company recognizes the excess of cost over fair value of tangible and other identifiable assets acquired in business acquisitions as goodwill which is amortized by the straight-line method over 20 to 40 years. Amortization expense was $319,000 in 1993 and $101,000 in 1992 and 1991. Accumulated amortization at December 31, 1993 and 1992 was $886,000 and $567,000, respectively.

Income Taxes

For financial statement purposes, investment tax credits are deferred and amortized ratably over the lives of the applicable assets as prescribed by the Commission. For income tax purposes, the credits are deducted in the year in which the constructed or acquired property is placed in service.

In February 1992, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted.

Effective January 1, 1993, the Company adopted SFAS No. 109. The effect of this change in accounting for income taxes is not material to the Company's financial condition or results of operations. Accordingly, no cumulative effect of accounting change has been presented.

Customer Advances and Contributions in Aid of Construction

In certain cases, customers advance funds for water main extensions. These advances are included in customer advances for construction and are generally refundable to the customer over a period of ten years. Advances not refunded within ten years are permanently transferred to contributions in aid of construction.

Revenues

Utility revenues are recognized based on water usage at rates approved by the Commission. Service revenues are recognized as services are provided.

Pension Plans and Other Retirement Benefits

The Company has a noncontributory defined benefit pension plan which covers the majority of its utility employees and certain other employees. Benefits are based on, among other factors, an employee's services rendered to date and average monthly earnings for the 36 consecutive calendar months that produce the highest average. The Company's funding policy is to contribute annually at least the minimum contribution required to comply with ERISA regulations.

The Company has an unfunded executive supplemental benefit plan which provides additional retirement benefits to certain officers. Benefits are based on, among other factors, an employee's age, services rendered to date, and benefits received from the Company's noncontributory defined benefit pension plan.

The Company also sponsors a defined contribution plan covering substantially all non-bargaining unit employees and an employee stock ownership plan covering substantially all of its utility employees.












































The Company provides postretirement life insurance and healthcare benefits to certain of its employees. Prior to 1993, the Company accounted for such benefits on a cash basis. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106) which requires it to accrue currently, during the period of employment, the present value of the estimated cost of such benefits. The effects of this change, which are not material to the Company's financial condition or results of operations, are discussed in the note entitled, Pension Plans and Other Retirement Benefits.

Reclassifications

Certain amounts for 1992 and 1991 have been reclassified to conform with the 1993 presentation.


1991 Change in Accounting Method

In 1991, the Company's water subsidiaries changed their method of accounting to accrue unbilled revenues. The cumulative effect of this change as of January 1, 1991, is separately reported in the consolidated statements of earnings.

Acquisition of SM&P Conduit Co., Inc.

On June 14, 1993, the Company acquired SM&P Conduit Co., Inc. (SM&P) in a transaction accounted for as purchase. SM&P is engaged in the business of providing a single source facility locating service for all utilities including: gas, electric, telephone, cable television, water and sewer. The Company also entered into not to compete agreements with SM&P shareholders at a cost of $3,000,000. The cost of the acquisition and agreements not to compete was paid by cash of $12,503,000 and the issuance of 356,991 shares of the Company's common stock and 51,612 shares of the Company's Series B Redeemable Preferred Stock. Goodwill of $16,379,000 is being amortized over 40 years, and the cost of agreements not to compete is being amortized over their five-year lives.

A summary of the SM&P assets acquired and liabilities assumed follows:

                                     (in thousands)
Property and equipment                 $   5,021
Accounts receivable                        2,968
Other current assets                       1,456
Short-term notes payable                  (3,933)
Accounts payable and accrued expenses     (2,524)
Federal income taxes payable                (364)
    Net assets acquired                $   2,624

The consolidated financial statements include the results of SM&P's operations beginning June 14, 1993. As this acquisition is not material to the consolidated financial statements, pro forma operating results are not presented.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.

The carrying amounts of cash equivalents, construction funds held by Trustee and notes payable to banks approximate fair value because of the short maturity of those instruments.

The fair value of long-term debt at December 31, 1993, is estimated to be $96,929,000. The fair value was determined by discounting future payments at current interest rates for similar issues.

Utility Plant in Service

A summary of utility plant in service at December 31 follows:

                                           1993        1992
                                            (in thousands)
Land and land rights                    $   9,818   $   9,922
Structures and improvements                46,302      45,610
Pumping station equipment                  14,562      14,079
Purification system                        25,290      24,850
Transmission and distribution system      218,361     209,408
Other                                       8,980       8,809
                                        $ 323,313   $ 312,678

Accounts Payable and Accrued Expenses

A summary of accounts payable and accrued expenses at December 31 follows:

                                           1993        1992
                                           (in thousands)
Accounts payable                        $   2,132   $   1,695
Accrued property taxes                      4,629       4,181
Accrued interest on long-term debt          1,547       1,515
Accrued vacations                           1,526       1,338
Other accrued expenses                      4,546       2,558
                                        $  14,380   $  11,287

Notes Payable to Banks and Long-term Debt

At December 31, 1993, the Company had lines of credit with banks aggregating $22,200,000 which require a compensating cash balance of $100,000. At December 31, 1993, unused lines of credit aggregated $14,672,000. Interest on borrowings under the lines of credit is variable (an average of 3.37% at December 31, 1993).

The Company also has short-term loans with banks amounting to $13,700,000 which were used solely for the acquisition of SM&P. Interest on these loans is variable (3.89% at December 31, 1993). The Company expects to refinance these loans under a long-term agreement in March 1994.

The Company has a Controlled Disbursement Agreement with a bank which authorizes the bank to transfer funds daily between the Company's checking and note payable accounts. Outstanding checks drawn on this checking account are reported as a component of notes payable to banks. At December 31, 1993 and 1992, such outstanding checks amounted to $551,000 and $396,000, respectively.











































A summary of First Mortgage Bonds (secured by utility plant) outstanding at December 31 follows:

                                 1993        1992
                                  (in thousands)
5-7/8%    Series due 1997     $   6,775   $   6,775
5.20%     Series due 2001        11,600           -
8%        Series due 2001         3,000       3,000
12-7/8%   Series due 2002         5,200       6,300
6-1/4%    Series due 2004             -      11,600
7-7/8%    Series due 2019        40,000      40,000
9.83%     Series due 2019         5,000       5,000
6.10%     Series due 2022         5,000       5,000
8.19%     Series due 2022        10,000      10,000
                                 86,575      87,675
Less current portion              1,200       1,400
                              $  85,375   $  86,275

Provisions of trust indentures related to the 5-7/8% Series Bonds and the 8% Series Bonds require annual sinking or improvement fund payments amounting to 1/2% of the maximum aggregate amount outstanding. As permitted, this requirement has been satisfied by substituting a portion of permanent additions to utility plant. These bonds are redeemable at the option of the Company at varying premium amounts at different periods prior to the respective dates of maturity.

The 5.20% Series Bonds are due and payable in full May 1, 2001. In the event the bonds lose their tax-exempt status, mandatory redemption of the bonds is required.

The 12-7/8% Series Bonds mature at the rate of $2,000,000 on November 15 of each of the years 1998 through 2002. Subject to certain restrictions, these bonds are redeemable at the option of the Company at varying premium amounts at different periods prior to the respective dates of maturity. In January 1992 and January 1993, the Company prepaid $3,700,000 and $1,100,000, respectively, in principal amount of these bonds, due $960,000 in each of the years 1998 through 2002 at a premium of $378,000. In January 1994, the Company prepaid $1,200,000 in principal amount of these bonds, due $240,000 in each of the years 1998 through 2002 at a premium of $77,000.

The 6-1/4% Series Bonds required varying annual redemptions through maturity. In March 1993, the Company gave required notice and in April 1993 prepaid the remaining $11,600,000 principal balance from the proceeds of the newly issued 5.20% Series Bonds.

The 7-7/8% Series Bonds include issues of $10,000,000 and $30,000,000, both of which are due and payable in full March 1, 2019. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after March 1, 1998, and are generally subject to a premium.

The 9.83% Series Bonds are redeemable at the option of the Company, on or after June 15, 2014, with final redemption by June 15, 2019. Early redemptions are subject to a premium.

The 6.10% Series Bonds are due and payable in full December 1, 2022. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after











































December 1, 1999, and are generally subject to a premium.

The 8.19% Series Bonds are due and payable in full December 1, 2022. Optional redemptions by the Company are allowed at any time at the greater of par or the present value of the bonds discounted at 1/2% over the applicable Treasury rate.

Required principal payments on long-term debt for the five years following December 31, 1993, exclusive of obligations which may be satisfied by permanent additions to utility plant, amount to $6,775,000 in 1997 and $800,000 in 1998.

Interest expense is net of an allowance for funds used during construction (AFUDC) which is an amount capitalized for construction projects as authorized by the Commission. AFUDC amounts capitalized were $160,000, $122,000 and $2,126,000 during 1993, 1992 and 1991, respectively.

Preferred Stock of Subsidiary

The preferred stock of subsidiary represents 45,049 shares of Indianapolis Water Company (IWC) cumulative preferred stock of $100 par value per share. The preferred stock is redeemable at the option of the subsidiary upon proper notice at prices ranging from $100 to $105 per share plus accrued dividends (an aggregate redemption value of $4,658,000).

Dividends on the preferred stock are payable at rates ranging from 4% to 5% per annum.

Redeemable Preferred Stock

At December 31, 1993, 60,000 special shares of Series B Convertible Redeemable Preferred Stock, no par value, have been authorized, of which 51,612 shares have been issued and are outstanding. The preferred stock was issued in connection with the acquisition of SM&P and is convertible by the holder at any time, in whole, into shares of common stock at a conversion rate of one common share for each share of preferred stock. Mandatory redemption of the preferred stock is required on July 14, 1998, at $23.25 per share plus accrued dividends (an aggregate redemption value of $1,200,000). Holders of preferred stock are entitled to the same voting and dividend rights as common shareholders and such shares are considered common share equivalents in the calculation of earnings per share.

Common Stock

The Company's authorized capital stock consists of 10,000,000 common shares and 2,000,000 special shares with no par value. No special shares have been issued other than the 60,000 shares designated as Series B Convertible Redeemable Preferred Stock.

The Company has a Dividend Reinvestment and Stock Purchase Plan which allows common shareholders the option of receiving their dividends in cash or common stock and permits optional cash purchases of shares at current market values to a maximum of $5,000 per quarter. At December 31, 1993, 36,406 shares of common stock were reserved for issuance under the plan.

In April 1992, the Company adopted a Restricted Stock Plan under which 200,000 common shares have been reserved and may be awarded to officers and key employees. Restricted stock plan participants are entitled to cash dividends and voting rights on their awarded shares. Restrictions generally limit the sale, transfer or pledge of shares during a three-year measurement period following issuance of such shares. The number of shares awarded under the plan may be adjusted at the end of the measurement period as determined by provisions of the plan. Participants may vest in certain restricted shares upon death, disability or retirement as described in the plan. In the event of a change in control of the Company, all restrictions expire and participants may receive additional shares as determined by provisions of the plan.

During 1992, the Company awarded 26,491 restricted shares with a market value at date of award of $19.75 per share. Unearned compensation of $524,000 was recorded as of January 1, 1992, the effective date of the award, based on the market value of the shares, and is being amortized to expense over the three-year measurement period. During 1993, the Company awarded an additional 1,725 restricted shares with a market value at date of award of $21.66 per share. Unearned compensation of $37,000 was recorded as of July 1, 1993, the effective date of the award, based on the market value of the shares, and is being amortized to expense over the remainder of the three-year measurement period. At December 31, 1993, 171,784 shares were reserved for future awards under the plan.

In January 1988, the Company's board of directors adopted a Shareholder Rights Plan pursuant to which a dividend distribution of one preferred share purchase right for each outstanding share of common stock was made to shareholders of record on February 18, 1988. Under the plan, each right will initially entitle shareholders to purchase one one-hundredth of a share of a new series of preferred stock of the Company at an exercise price of $45. The rights become exercisable when a person or group acquires 20% or more of the Company's common stock or commences a tender offer for 30% or more of the Company's common stock. Upon the happenings of certain events, each right not owned by a 20% shareholder or shareholder group will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice that price. The rights expire in February 1998.

Taxes

Components of taxes other than income taxes follow:

                                               1993        1992        1991
                                                       (in thousands)
Property taxes                              $   4,086   $   4,076   $   3,926
Other                                           1,815       1,103       1,030
                                            $   5,901   $   5,179   $   4,956

Components of income taxes follow:

                                               1993        1992        1991
                                                       (in thousands)
Federal:
  Currently payable                         $   5,864   $   5,349   $   4,588
  Deferred                                      1,236       1,723       1,667
  Investment tax credits, net                    (117)       (112)        (98)
                                            $   6,983   $   6,960   $   6,157
State:
  Currently payable                         $   2,223   $   2,016   $   1,614
  Deferred                                        122         221         134
                                                2,345       2,237       1,748
                                            $   9,328   $   9,197   $   7,905

The differences between actual income taxes and expected federal income taxes using statutory rates follow:












































                                               1993        1992        1991
                                                      (in thousands)
Expected federal income taxes               $   6,546   $   5,885   $   5,318
Taxable customer advances for construction      1,309       1,487       1,241
State income taxes,
  net of federal income tax benefit             1,524       1,477       1,154
Other, net                                        (51)        348         192
                                            $   9,328   $   9,197   $   7,905

The tax effects of temporary differences follow:

                                               1993        1992        1991
                                                      (in thousands)
Depreciation                                $   1,098   $   1,217   $   1,102
Customer advances for construction                 46          21        (263)
Pension expense                                   110         (70)        151
Increase in deferred state income taxes           122         221         134
Unbilled utility revenues                           -           -         561
Bond redemption premium                           (12)        467           -
Other, net                                         (6)         88         116
                                            $   1,358   $   1,944   $   1,801

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at December 31 follow:

                                               1993        1992
                                                (in thousands)
Deferred tax assets:
  Customer advances for construction        $   2,393   $   2,409
  Accrued pension costs                         1,013         871
  Accrued vacations                               574         495
  Other                                           603         461
    Total deferred tax assets                   4,583       4,236

Deferred tax liabilities:
  Utility plant, principally due to
    differences in depreciation and
    capitalized costs                          27,363      24,832
  Debt redemption premiums deducted
    for tax                                       508         507
  Other property bases greater for tax            271         321
  Other                                           236         299
    Total deferred tax liabilities             28,378      25,959
    Net deferred tax liabilities            $  23,795   $  21,723

The Company has established a regulatory asset of $714,000 to offset the effects of the 1993 increase in Federal Corporate tax rates on its water utilities' net deferred tax liabilities.

Customer advances for construction received after 1986 are includible in taxable income when received and are deductible if subsequently refunded to customers. Such advances continue to be excluded from financial statement income. Effective September 8, 1993, the Commission granted IWC permission to surcharge developers for income taxes on advances and reduce its water rates by a corresponding amount. The surcharge for taxes on advances will be reported as a component of operating revenues.

Investment tax credits amounted to $9,000, $9,000, and $23,000 for 1993, 1992 and 1991, respectively, and were recorded as additions to unamortized investment tax credits.

Pension Plans and Other Retirement Benefits

The Company has two pension plans: (1) a noncontributory defined benefit pension plan which covers the majority of its utility employees and certain other employees, and (2) an executive supplemental benefit plan which provides additional retirement benefits to certain officers.

The following tables set forth the plans' funded status and accrued pension cost amounts recognized in the Company's consolidated financial statements at December 31:

                                                   Majority Plan          Supplemental Plan
                                                 1993         1992         1993        1992
                                                  (in thousands)            (in thousands)
Accumulated benefit obligation               $    7,221   $    5,195   $    1,845   $   1,651
Vested benefit obligation                    $    6,545   $    4,678   $    1,782   $   1,624
Projected benefit obligation                 $   13,215   $   11,076   $    2,298   $   1,915
Plan assets at fair value, primarily listed
  stocks and bank fixed income funds             10,818       10,110            -           -
Projected benefit obligation
  in excess of plan assets                        2,397          966        2,298       1,915
Unrecognized net asset
  (obligation) at transition                      1,045        1,173          (67)        (79)
Unrecognized loss                                (2,216)      (1,099)        (786)       (519)
Additional minimum liability                          -            -          400         334
Accrued pension cost                         $    1,226   $    1,040   $    1,845   $   1,651

Net periodic pension costs for the years ended December 31 include the following components:

                                          Majority Plan            Supplemental Plan
                                    1993      1992      1991     1993     1992     1991
                                          (in thousands)             (in thousands)
Service cost - benefits
  earned during year              $   769   $   720   $   685   $   86   $   96   $   93
Interest cost on
   projected benefit obligation       902       776       707      149      145      140
Return on plan assets                (562)     (603)   (1,409)       -        -        -
Net amortization and deferrals       (393)     (259)      750       45       43       85
Net periodic pension cost         $   716   $   634   $   733   $  280   $  284   $  318

The weighted-average discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 7-1/4% and 4-1/2%, respectively, for 1993, and 8% and 5%, respectively, for 1992 and 1991. The expected long-term rate of return on assets was 8% for 1993 and 8-1/2% for 1992 and 1991.

Contributions to the Company's defined contributions plan and its employee stock ownership plan amounted to $352,000, and $274,000 in 1993, $255,000 and $250,000 in 1992, and $226,000 and $149,000 in 1991, respectively.

The Company provides postretirement life insurance and healthcare benefits (OPRBs) to certain employees. The following table sets forth the Company's accumulated postretirement benefit obligation at December 31, 1993:














































                                                               (in thousands)
Accumulated post-retirement benefit obligation:
Active employees                                                  $  11,623
Retired employees                                                     6,012
                                                                     17,635
Unrecognized transition obligation                                  (15,694)
Unrecognized gain                                                        81
Accrued postretirement benefit cost                               $   2,022

The following table sets forth the Company's net periodic postretirement benefit cost for the year ended December 31, 1993:

                                                               (in thousands)
Service cost-benefits earned during year                          $     462
Interest cost on accumulated postretirement benefit obligation        1,322
Amortization of transition obligation                                   826
Net periodic postretirement benefit cost                          $   2,610

The weighted-average discount rate used to measure the accumulated postretirement benefit obligation was 7-1/4%. The Company used premium growth rates to compute assumed healthcare cost trend rates. These rates ranged from 13% in 1993 to 5-1/4% in 2000 and thereafter. Had these healthcare cost trends rates been higher by 1%, the net periodic postretirement benefit cost would have been higher by $311,000 and the accumulated postretirement benefit obligation would have been higher by $2,616,000. The Company does not fund these postretirement benefits.

The Company is amortizing the cumulative obligation for employee services rendered prior to adoption of SFAS No. 106 (the transition obligation) on a delayed basis over a 20-year period. The adoption of SFAS No. 106 has increased the Company's cost of OPRBs for financial statement purposes from approximately $590,000 to approximately $2,610,000 annually.

In December 1992, the Commission authorized all Indiana utilities, including the utility subsidiaries of the Company, to record as a regulatory asset the excess of accrual basis costs over the cash basis costs which were used to establish current rates. The Commission declared that the reasonable and necessary level of such costs, including amortization of the transition obligation, would be recoverable in future utility rates as determined through each utility's next general rate case. The Company is in process of a general rate case at December 31, 1993, and expects a decision in spring 1994.

During 1993, the Company recognized OPRB costs in excess of cash basis amounts of $2,022,000 of which $2,016,000 has been offset by a regulatory asset which is included in deferred charges and other assets.

Segment Information

The Company's operations include two business segments: regulated water utilities and unregulated utility-related services. The water utilities segment includes the operations of the Company's three water utility subsidiaries. The utility-related services segment provides utility line locating services, data processing and billing and payment processing, and other utility-related services to both unaffiliated utilities and to the Company's water utilities.

Intersegment activity represents water sales to an affiliate and certain operating cost allocations between affiliates.

Identifiable assets are those assets used exclusively in the operations of each business segment. Corporate assets are principally comprised of cash and certain property held for sale.

The following table shows operating revenues, operating earnings and other summary financial information by segment as of and for the year ended December 31, 1993. For the years ended December 31, 1992 and 1991, the Company's operations were primarily related to water utilities and, accordingly, information by segment is not presented.

                                     Utility-
                         Water       Related   Corporation
                       Utilities    Services    and Other  Consolidated
                                      (in thousands)
Operating revenues:
Unaffiliated          $   64,339   $   17,982   $       -   $   82,321
Affiliated                   242        4,025      (4,267)           -
Total                     64,581       22,007      (4,267)      82,321
Operating earnings        21,841        3,937           -       25,778
Depreciation               5,757          799           -        6,556
Identifiable assets      280,823       28,923       2,697      312,443
Capital expenditures      13,049          778         140       13,967

Commitments and Contingencies

Pursuant to the 1986 Amendments of the Safe Drinking Water Act, the United States Environmental Protection Agency (EPA) continues to propose new drinking water standards and requirements which, if promulgated, could be costly and require substantial changes in current operations of the Company. The outcome of EPA's proposals are uncertain at this time. Additionally, the Indiana Department of Environmental Management issues permits for discharges from the Company's treatment stations, the terms and limitations of which can, and may well be, onerous and expensive.

On May 17, 1993, Indianapolis Water Company and Zionsville Water Corporation, both wholly owned subsidiaries of the Company, filed a petition with the Commission for approval of a merger of the two companies and a new schedule of rates and charges applicable to their interconnected systems. The increase in combined revenues sought by the companies is approximately $8.9 million, or 14%. This request for new rates includes the increased costs associated with adoption of accrual accounting for postretirement benefits other than pensions. On November 10, 1993, the Utility Consumer Counselor (UCC), representing ratepayers, prefiled its testimony and exhibits in the case, the effect of which, if adopted by the Commission, would result in a decrease in current rates of approximately $4.6 million, or 7.2%.

On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law. One of the provisions of the Act was to increase the federal corporate income tax rate from 34% to 35% retroactive to January 1, 1993. On October 6, 1993, Indianapolis Water Company and Zionsville Water Corporation, as part of their rate case, asked the Commission for approval to defer approximately $968,000 of increased federal income tax obligations as a regulatory asset and to amortize and recover such asset over a 20-year period, commencing with the approval of new rates.

Hearings before the Commission were concluded in December 1993, and the Company anticipates a final order in the second quarter of 1994.














































In January 1994, the Company entered into agreement with four key executives. The agreements provide that in the event of change of control of the Company, each executive vests in a three-year employment contract at their then existing level of compensation.

Quarterly Financial Data (Unaudited)

                                                   Quarters
                                First       Second        Third      Fourth
                                   (in thousands, except per share data)
1993
Operating revenues (a)       $   15,680   $   18,501   $   25,916   $   22,224
Operating earnings (a)            4,208        6,473        8,878        6,219
Net earnings                 $      954   $    2,461   $    3,427   $    2,534
Net earnings per common and
  common equivalent share:   $      .15   $      .38   $      .51   $      .37

1992
Operating revenues           $   14,839   $   16,338   $   16,879   $   15,396
Operating earnings                4,953        6,098        6,483        5,649
Net earnings                 $    1,589   $    2,059   $    2,323   $    2,142
Net earnings per common and
  common equivalent share    $      .25   $      .32   $      .37   $      .33

(a) Certain reclassifications have been made to conform with classifications adopted for reporting of segment information beginning December 31, 1993. These reclassifications did not have a material effect on the quarterly results as originally reported.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
IWC Resources Corporation:

We have audited the accompanying consolidated balance sheets of IWC Resources Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWC Resources Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of revenue recognition in 1991 and, effective January 1, 1993, changed its method of accounting for income taxes and postretirement benefits other than pensions.

KPMG Peat Marwick

Indianapolis, Indiana
January 26, 1994

Selected Financial Data

The selected consolidated financial data presented below have been derived from and should be read in conjunction with the Company's Consolidated Financial
Statements and related Notes thereto included elsewhere in this report.

Summary of Operations Data:
                                                             Year Ended December 31,
                                            1993         1992         1991         1990         1989
                                                     (in thousands, except per share data)
Operating revenues                      $   82,321   $   63,452   $   59,930   $   53,630   $   50,215
Operating earnings                          25,778       23,183       21,046       19,529       17,502
Cumulative effect of accounting change           -            -        1,280            -            -
Net earnings                                 9,376        8,113        9,017        5,833        5,365
Per common and common equivalent share:
  Earnings before cumulative effect
    of accounting change                      1.41         1.27         1.45         1.11         1.03
  Cumulative effect of accounting change         -            -          .24            -            -
    Net earnings                        $     1.41   $     1.27   $     1.69   $     1.11   $     1.03
Cash dividends per common share         $     1.40   $    1.395   $     1.38   $     1.38   $     1.38
Average number of common and
  common equivalent shares outstanding       6,658        6,379        5,335        5,251        5,204

Summary of Balance Sheet Data:
                                                                    December 31,
                                            1993         1992         1991         1990         1989
                                                                   (in thousands)
Utility plant, net                      $  260,663   $  253,786   $  243,573   $  234,213   $  206,633
Construction funds held by Trustee           2,010        1,958        2,293        5,703       25,277
Total assets                               312,443      275,112      279,608      253,942      249,844
Capitalization:
  Long-term debt
    (excluding current portion)         $   85,375   $   86,275   $   72,675   $   91,675   $   91,875
  Preferred stock of subsidiary
    and redeemable preferred stock           5,705        4,505        4,505        4,505        4,505
  Common shareholders' equity               77,014       67,205       66,695       48,246       48,656
    Total capitalization                $  168,094   $  157,985   $  143,875   $  144,426   $  145,036

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

The most significant changes in the consolidated financial condition and results of operations of IWC Resources Corporation and subsidiaries (Company) are attributable to the combined operations of its two segments: (1) water utilities and (2) utility-related services. These segments are discussed more fully in Notes to Consolidated Financial Statements, Segment Information.

The Company acquired SM&P Conduit Co., Inc., (SM&P) in June 1993, and beginning in 1993, has grouped the Company's operations according to major segment. As a result of this acquisition, many of the differences between results of operations for 1993 and 1992 are due primarily to SM&P operations, which are included in the utility-related services segment. The following discussion and analysis will concentrate primarily on differences due to the results of operations of the water utilities segment.

1993 Compared to 1992

Operating revenues increased $18,869,000 (29.7%) of which $17,982,000 is applicable to the utility-related services segment. The increase in water utilities segment revenues of $887,000 represents a 1.4% increase over 1992, and is primarily due to a slight increase in total water consumption, reflecting wet weather conditions experienced during the summer months of 1993 and a change in the mix of customers. Water consumption is affected by the frequency and pattern of rainfall, temperatures, the level of economic activity, and conservation efforts. For 1993, residential revenues increased $880,000 (2.2%), commercial and industrial revenues increased $1,336,000 (8.0%), and public fire protection and other revenues decreased $1,329,000 (21.7%). The fluctuation in residential revenues and public fire protection and other revenues is primarily due to billing metered customers rather than municipalities for certain public fire protection charges after June 30, 1993.

Operation and administration expenses increased $14,312,000 (48.1%) of which $12,453,000 is applicable to the utility-related services segment. The increase in water utilities segment expenses of $1,859,000 which is discussed below represents a 6.2% increase over 1992 and is primarily due to the effects of inflation on the Company's costs. Labor costs increased $841,000 (6.3%) mainly due to a general wage increase, effective January 1, 1993. Chemical costs increased $66,000 (9.6%) primarily due to increased usage and higher chemical costs. The cost of outside services increased $575,000 (19.1%) chiefly due to an increase in consulting and other services. Costs of the Company's pension and other benefit plans increased $92,000 (6.1%) primarily due to the higher costs of benefits provided.

Depreciation increased $1,240,000 (23.3%) of which $799,000 is applicable to the utility-related services segment. The increase in water utilities segment depreciation of $441,000 represents a 8.3% increase over 1992, and is primarily due to additional plant placed in service and an increase in the composite depreciation rate from 1.76% to 1.9% effective June 10, 1992.

Taxes other than income taxes increased $722,000 (13.9%) which is net of a $72,000 (1.4%) decrease in such expenses for the water utilities segment. The decrease is primarily due to a reduction in property taxes following an appeal.

The increase in interest expense, net, of $358,000 (5.2%) is largely due to the effects of an increase in short-term debt of $13,700,000 in connection with the











































SM&P acquisition. Other, net, decreased $714,000 (76.8%) primarily due to including earnings from certain non-utility subsidiaries in operating earnings during 1993.

1992 Compared to 1991

Operating revenues increased $3,522,000 (5.9%), primarily due to the net effects of an increase in Indianapolis Water Company's (IWC's) water rates, effective November 6, 1991, an increase in IWC's rates to cover an approved increase in its composite annual depreciation rate from 1.76% to 1.9%, effective June 10, 1992, and a 6.7% decrease in total water consumption, reflecting much wetter and cooler weather conditions experienced during the summer months of 1992, compared with the very hot and dry summer months of 1991.

Operation and administration and maintenance expenses increased $270,000 (.9%) primarily due to the effects of inflation on the Company's costs. Labor expense increased $691,000 (5.5%) mainly due to a general wage increase, effective January 1, 1992. Power costs decreased $215,000 (7.7%) largely due to decreased pumpage in the summer months. Chemical costs decreased $247,000 (26.4%) primarily due to decreased usage. The cost of outside services increased $211,000 (7.5%) chiefly due to an increase in consulting and other services. Regulatory expenses increased $124,000 (38.0%) principally due to increased rate case expenses. Costs of the Company's pension and other benefit plans increased $150,000 (11.0%) primarily due to the higher costs of benefits provided.

Depreciation increased $892,000 (20.2%) primarily due to additional plant placed in service and an increase in the composite depreciation rate from 1.76% to 1.9% effective June 10, 1992.

Taxes other than income taxes increased $223,000 (4.5%) largely due to an increase in property taxes resulting from additional assessed property, including the Company's White River North Station, and higher property tax rates. Income taxes increased $1,292,000 (16.3%) mainly due to higher pretax earnings and an increase in taxable customer advances for construction.

The increase in interest expense, net, of $78,000 (1.1%) is primarily due to the net effects of an increase in average short-term debt outstanding, a reduction in average long-term debt outstanding and a reduction in capitalized interest due to the completion of the Company's White River North Station in 1991. Earnings from non-utility subsidiaries decreased $563,000 (42.8%), chiefly due to reduced gains from land sales.

Liquidity and Capital Resources

At the present time, the majority of the Company's business activities are conducted through its water utilities. In June 1993, the Company acquired SM&P which diversified the Company's operations. The Company may, in the future, become involved in other water utilities and utility-related activities through the acquisition or formation of additional subsidiaries. The source of capital to finance these subsidiaries will be determined at the time they are established or acquired. However, the Company does not intend to enter into any business that would impair the Company's primary commitment to maintain and develop its water utilities to meet the current and future needs of their customers.

Cash Flows from Operating Activities












































Cash flows from operating activities result primarily from net earnings adjusted for non-cash items such as depreciation and deferred taxes and changes in operating assets and liabilities. The seasonal nature of the Company's business typically results in higher operating revenues in the second and third quarters of the year than in the first and fourth quarters. Fluctuations in accounts payable and accrued expenses result primarily from property taxes and timing of payments, whereas federal income taxes vary with pretax earnings and the level of taxable customer advances for construction received by the Company.

Cash Flows from Investing Activities

Cash flows from investing activities fluctuate primarily as a result of additions to utility plant and other property and the level of customer advances for construction, net of refunds. In June 1993, the Company used the proceeds from additional short-term borrowings of $13,700,000 to acquire the net assets of SM&P.

The Company continues to experience significant growth in its distribution system. Approximately 58 miles of new mains were placed in service in 1993 compared with approximately 86 miles during 1992. The Company received over $5,700,000 in new customer advances for construction of new mains in 1993 and over $6,500,000 in 1992. Such advances are subject to refund over a ten-year period based on the addition of new customers to the constructed mains. The Company refunded approximately $2,200,000 and $2,400,000 during 1993 and 1992, respectively. The Company also added $18,988,000 (including $5,021,000 from the acquisition of SM&P) to utility plant and other property during 1993 compared to $15,751,000 during 1992.

Cash Flows from Financing Activities

Cash flows from financing activities consist primarily of the Company's borrowings, dividend payments and sales of common stock. The Company utilizes borrowings against its lines of credit with local banks for its short-term cash needs.

In January 1992, the Company used net proceeds from the Company's stock offering in December 1991 to prepay $3,700,000 in principal amount of its 12-7/8% Series Bonds, plus applicable redemption premiums of $298,000. In January 1993, the Company prepaid an additional $1,100,000 in principal amount of these bonds at a premium of $80,000. In December 1993, the Company gave required notice to prepay in January 1994 an additional $1,200,000 in principal amount of these bonds at a premium of $77,000. Funds used to prepay the amounts in 1993 and 1994 were derived from proceeds of the sale of common shares through the Company's Dividend Reinvestment and Stock Purchase Plan.

In April 1993, the Company issued $11,600,000 of First Mortgage Bonds to secure a like amount of Economic Development Bonds issued by the city of Indianapolis. Proceeds from this issue were used to prepay the remaining $11,600,000 of 6-1/4% Series Bonds, including the mandatory redemption of $300,000 due May 1, 1993.

The Company expects to refinance $13,700,000 of short-term notes payable to banks under a long-term agreement in March 1994.

Approximately 99%, 110%, and 81% of net earnings applicable to common and common equivalent shares were declared payable in cash dividends during 1993, 1992, and 1991, respectively. Long-term debt, as a percentage of total capital and long-term debt, decreased to 52.6% at December 31, 1993, compared to 56.2%











































at December 31, 1992, and 52.1% at December 31, 1991. The decrease in 1993 in the "debt ratio" was primarily due to the combined effects of a payment of $12,700,000 in long-term debt and issuance of new long-term debt of $11,600,000, issuance of $8,300,000 in common stock for the acquisition of SM&P, issuance of common stock through the Company's dividend reinvestment and restricted stock plans of $1,273,000 and an increase in retained earnings of $86,000.

During 1993, the Company increased its line of credit for working capital purposes to $22,200,000; borrowings under the lines were $7,528,000 at December 31, 1993. The Company increased its short-term bank debt by $13,700,000 to acquire SM&P and assumed $3,933,000 of SM&P's short-term debt.

Capital Expenditures

Capital expenditures for 1994 are budgeted at approximately $23,000,000 and will be financed primarily from internally generated cash, customer advances for construction, short-term bank borrowings and draws from construction funds held by the trustee. Capital expenditures for the five-year period 1994 through 1998 are budgeted at approximately $125,000,000 with the major portion for new mains and distribution and plant facilities. The Company anticipates that it will be necessary during the five-year period 1994 through 1998 to secure additional outside financing from both short-and long-term debt, in order to finance planned capital expenditures and long-term debt maturities.

Projected capital expenditures do not include any construction projects that IWC could be required to undertake to comply with legislative or regulatory environmental or water quality requirements that may be imposed in the future. If IWC is required to adopt new methods of water treatment, the costs involved will be substantial. Capital costs are presently estimated at $37,000,000 for ozonation and $90,000,000 for granular activated carbon (GAC). Additionally, IWC is subject to regulatory requirements regarding discharges from its treatment plants. The Company estimates that the cost to comply with possible changes to existing regulatory requirements for discharges could aggregate $30,000,000 for additional facilities and $1,000,000 in increased operating costs. Such costs and expenses should be recoverable through water rates, but only after appropriate regulatory action.

Environmental Matters

The Company's utility operations are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency (EPA), the Indiana Department of Environmental Management
(IDEM), the Indiana Water Pollution Control Board and the Indiana Department of Natural Resources. Under the Federal Clean Water Act and Indiana's regulations, the Company must obtain National Pollutant Discharge Elimination System (NPDES) permits for discharges from its White River, Fall Creek, and the Thomas W. Moses treatment stations. The Company's current NPDES permits were to expire June 30, 1989, for White River and Fall Creek stations and December 31, 1990, for Thomas W. Moses treatment station. Applications for renewal of the permits have been filed with, but have not been acted upon, by IDEM (these permits continue in effect pending review of the applications). The Company received an NPDES permit for its White River North Station on April 1, 1991, and it has complied with the reporting requirements for the initial 12-month period of the permit. IDEM has authority to reopen this permit and it could propose in some or all of these permits additional limitations that could be difficult and expensive. Accordingly, the full impact of such restrictions cannot be assessed with certainty at this time. The Company anticipates, however, that the capital costs and expense of compliance with any such permits are likely to be significant.











































Under the federal Safe Drinking Water Act (SDWA), the Company is subject to regulation by EPA of the quality of water it sells and treatment techniques it uses to make the water potable. EPA promulgates nationally applicable maximum containment levels (MCLs) for "contaminants" found in drinking water. Management believes that the Company is currently in compliance with all MCLs promulgated to date. EPA has continuing authority, however, to issue additional regulations under the SDWA, and Congress amended the SDWA in July 1986 to require EPA, within a three-year period, to promulgate MCLs for over 80 chemicals not then regulated. EPA has been unable to meet the three-year deadline, but has promulgated MCLs for many of these chemicals and has proposed additional MCLs.

Management of the Company believes that it will be able to comply with the promulgated MCLs and those now proposed without any change in treatment technique, but anticipates that in the future, because of EPA regulations, the Company may have to change its method of treating drinking water to include ozonation and/or GAC. In either case, the capital costs could be significant (currently estimated at $37,000,000 for ozonation and $90,000,000 for GAC), as would be the Company's increase in annual operating costs (currently estimated at $1,600,000 for ozonation and $4,300,000 for GAC). Actual costs could exceed these estimates. The Company would expect to recover such costs through its water rates; however, such recovery may not necessarily be timely.

Under a 1991 law enacted by the Indiana Legislature, a water utility, including the utility subsidiaries of the Company, may petition the Indiana Utility Regulatory Commission (Commission) for prior approval of its plans and estimated expenditures required to comply with provisions of, and regulations under, the Federal Clean Water Act and SDWA. Upon obtaining such approval, the utility may include, to the extent of its estimated costs as approved by the Commission, such costs in its rate base for ratemaking purposes and recover its costs of developing and implementing the approved plans if statutory standards are met. The capital costs for such new systems, equipment or facilities or modifications of existing facilities may be included in the utility's rate base upon completion of construction of the project or any part thereof. While use of this statute is voluntary on the part of a utility, if utilized it should allow utilities a greater degree of confidence in recovering major costs incurred to comply with environmentally related laws on a timely basis.

Rate Case

On May 17, 1993, Indianapolis Water Company and Zionsville Water Corporation, both wholly owned subsidiaries of the Company, filed a petition with the Commission for approval of a merger of the two companies and a new schedule of rates and charges applicable to their interconnected systems. The increase in combined revenues sought by the companies is approximately $8.9 million, or 14%. This request for new rates includes the increased costs associated with adoption of accrual accounting for postretirement benefits other than pensions. On November 10, 1993, the Utility Consumer Counselor, representing ratepayers, prefiled its testimony and exhibits in the case, the effect of which, if adopted by the Commission, would result in a decrease in current rates of approximately $4.6 million, or 7.2%.

Trends, Inflation and Changing Prices

Under normal conditions and particularly during periods of inflation, water utility revenues from increased water consumption will not keep pace with the increase in operating costs. Therefore, periodic water rate and service charge adjustments are necessary, with the frequency of such increases being partially determined by the amount of inflation.











































Results for any interim period are not indicative of results to be expected for the year. Typically, the seasonal nature of the Company's business results in a higher proportion of operating revenues being realized in the second and third quarters of the year than the first and fourth quarters of the year.

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at IWC Resources Corporation's General Office, 1220 Waterway Boulevard, Indianapolis, Indiana, at 11:00 a.m.
(EST) on Thursday, April 21, 1994. Notice of the meeting, a proxy statement and a form of proxy were mailed on or about March 11, 1994, to all shareholders of record March 7, 1994.





































Form 10-K and Financial Information

A copy of the Company's annual report on Form 10-K (including financial statements, but without exhibits) filed with the Securities and Exchange Commission is available without charge upon request. Requests should be addressed to the Shareholder Relations Department, IWC Resources Corporation,
P. O. Box 1220, Indianapolis, Indiana 46206.

Dividend Reinvestment and Stock Purchase Plan

The Company offers its registered shareholders a convenient and economical way to reinvest their dividends and make optional cash purchases of the Company's common stock. There are no brokerage commissions or service fees charged on purchase made through the Plan. A prospectus describing the Plan is available upon request by writing or calling the Shareholder Relations Department, (317) 639-1501.

Shareholder Inquiries

Shareholders with questions concerning their accounts, dividend checks, or stock certificates should contact the Company's stock transfer and dividend disbursing agent as follows:

BANK ONE, INDIANAPOLIS, NA
BANK ONE CENTER/TOWER
111 Monument Circle, Suite 1611
Indianapolis, Indiana 46204
(800) 753-7107 or (317) 321-8110

Stock Statistics

The common stock of the Company is traded over-the-counter under the NASDAQ National Market System symbol of IWCR.

The following table sets forth, on a per-share basis, the high and low sale prices of the Company's common stock and dividends paid per share the last two years.

Common Stock
                                             Dividends
                                              Declared
                        High        Low    Per Share (Cent)
    1993
Fourth Quarter       $   24      $   20-3/4      35
Third Quarter            24          21-1/2      35
Second Quarter           23-1/4      21          35
First Quarter            23-3/4      20-3/4      35


    1992
Fourth Quarter           23          20-1/2      35
Third Quarter            23          20          35
Second Quarter           20-1/4      18          35
First Quarter            20-1/2      18-1/2      34-1/2















































Distribution of Shareholders
December 31, 1993, of Record

                                     Other
                      Indiana        States      Total
                                   & Foreign
                                   Countries

Holders                  3,531        1,381       4,912
                            72%          28%
Shares               2,908,792    3,913,161   6,821,953
                            43%          57%

IWC RESOURCES CORPORATION
BOARD OF DIRECTORS

Joseph D. Barnette, Jr., Chairman and Chief Executive Officer
  Banc One Indiana Corporation

Thomas W. Binford, Chairman
  Binford, Miles, Rodgers and Associates Indianapolis

Joseph R. Broyles*, President and Chief Operating Officer
  Indianapolis Water Company

Murvin S. Enders, Plant Manager
  Toledo Machining Plant, Chrysler Corporation

Otto N. Frenzel III*, Chairman of the Board
  National City Bank, Indiana
  Indianapolis

Elizabeth Grube, Personal Investments, Indianapolis

John G. Johnson*, Retired President
  Butler University, Indianapolis (Retired effective December 31, 1993)

J. B. King, Vice President and General Counsel
  Eli Lilly and Company, Indianapolis

Robert B. McConnell*, Chairman of the Executive Committees
  IWC Resources Corporation and Indianapolis Water Company

J. George Mikelsons, Chairman of the Board and Chief Executive Officer Amtran, Inc., Indianapolis

Thomas M. Miller*, Chairman of the Board and Chief Executive Officer
  NBD Indiana, Inc. and NBD Bank, N.A., Indianapolis

James T. Morris*, Chairman of the Board and Chief Executive Officer
  IWC Resources Corporation and Indianapolis Water Company

Jack E. Reich*, Chairman of the Board Emeritus
  American United Life Insurance Company, Indianapolis

Fred E. Schlegel, Partner
  Baker & Daniels, Attorneys, Indianapolis

*Member of Executive Committee












































IWC RESOURCES CORPORATION OFFICERS

James T. Morris,
  Chairman of the Board, Chief Executive Officer and President

J. A. Rosenfeld, Executive Vice President (Effective February 25, 1994)

Kenneth N. Giffin, Senior Vice President -
  Governmental Relations and Real Estate

John M. Davis, Vice President, General Counsel and Secretary

Alan R. Kimbell, Vice President - Marketing (Effective January 21, 1994)

James P. Lathrop, Controller

Jane G. Ryan, Assistant Secretary


INDIANAPOLIS WATER COMPANY OFFICERS

James T. Morris, Chairman of the Board and Chief Executive Officer

Joseph R. Broyles, President and Chief Operating Officer

Paul J. Doane, Executive Vice President

J. A. Rosenfeld, Executive Vice President (Effective February 25, 1994)

Kenneth N. Giffin, Senior Vice President - Governmental Relations

John M. Davis, Vice President, General Counsel and Secretary

Robert F. Miller, Vice President - Engineering (Effective January 21, 1994)

David S. Probst, Vice President - Business Development

Tim K. Bumgardner, Vice President - Operations

Ronald H. Carrell, Vice President - Customer Service

Martha L. Wharton, Vice President - Customer Relations

L. M. Williams, Vice President - Human Resources

James P. Lathrop, Assistant Treasurer

Jane G. Ryan, Assistant Secretary