Form 10-K, Exhibit 13
IWC RESOURCES CORP
filed 1995-03-30
CIK 790523

Document Summary:

     Document:     ANNUALRP
     Author:
     Addressee:
     Operator:

     Creation Date:      03/29/1995
     Modification Date:  03/30/1995

     Identification key words:



     Comments:


















































IWC Resources
1994 annual report

 Page(s)
Letter to Shareholders  2
The Company.s Business  4
Comparative Highlights  5
Subsidiaries Report 6
Engineering and Technical Services  8
Operations  10
Service Area Map  10
Customer Service  12
Utility Plant, Distribution of Customers,
 Mains, and Fire Hydrants  12
Financial Review  14
Human Resources  16
Consolidated Balance Sheets  18-19
Consolidated Statements of Shareholders. Equity  20
Consolidated Statements of Earnings  21
Consolidated Statements of Cash Flows  22
Notes to Consolidated Financial Statements  23
Independent Auditors. Report  33
Selected Financial Data  34
Management.s Discussion and Analysis of Financial Condition
 and Results of Operations  35
Shareholder Information  39
Board of Directors and Officers  40

 IWC Resources Corporation.s Subsidiaries
 Indianapolis Water Company
 Harbour Water Corporation
 SM&P Utility Resources, Inc.
 Waterway Holdings, Inc.
 Utility Data Corporation
 IWC Services, Inc.

Mission Statement

IWC Resources Corporation will provide its customers with superior products and outstanding service, while offering our shareholders the highest possible current return consistent with a long-term financial view. We will actively participate in the economic growth and social well-being of the communities in which we operate, and will create and maintain a healthy, safe, and challenging work environment for our employees by offering ample opportunities for personal growth and development.
We will continue to stress comprehensive long-range planning as essential to meeting the challenges of the future, and will manage and utilize our corporate resources to encourage community growth and vitality, while ensuring a quality environment.

Dear Shareholder:

Overall, 1994 was a good year for IWC Resources Corporation and its subsidiaries ("Company"). Our consolidated net earnings increased by 8 percent over 1993 to $10,142,000 or $1.47 per share compared to $9,376,000 or $1.41 per share the prior year. Utility operating revenues were up over $5,000,000, while utility-related services revenues more than doubled from $17,982,000 to $36,016,000. These results are in keeping with our strategic plan to emphasize unregulated earnings, as well as regulated earnings.
The Indianapolis Water Company's (IWC) business was good because of weather patterns, even though it had a less than hoped for outcome in August to a rate case originally filed in May 1993. A major piece of that case is yet to be resolved. This deals with the funding for postretirement benefits other than pensions. IWC currently has two additional cases pending before the Indiana Utility Regulatory Commission and is hopeful both will be resolved by early summer 1995. These cases relate to financing requirements and the need for additional rate relief for IWC to meet government mandates, safe water issues and the increased cost of doing business. The Company installed a record 113 miles of new mains during 1994. This bodes well for our future. We are very fortunate to have our business located in the Indianapolis area. This part of the nation continues to enjoy considerable growth and much innovation. In 1994, the Company put in place supplemental water supply service to the town of Westfield, Indiana, and continues to explore other opportunities for growth in the water business.
The public's interest in the quality of its water supply is very strong. Our employees have the strongest possible commitment to provide the safest, highest quality drinking water available, meeting or exceeding all federal, state and local regulations..
Utility Data Corporation (UDC) had a superb year and its financial results were exceptional. The Company is especially pleased with UDC's new relationship with the city of Elkhart, Indiana, where it has been engaged to provide combined water and sewer billing.
The White River Environmental Partnership (of which the Company is a majority partner) operates and manages the advanced wastewater treatment plants for the city of Indianapolis. This endeavor has been internationally recognized and made a positive contribution to our Company's net earnings in its initial year of operation. The first year it produced more than $12 million in savings for the city of Indianapolis and substantially improved the plants' operations and the quality of the effluent discharged, while at the same time yielding a profit to the partnership.
SM&P Utility Resources, Inc. (SM&P), formerly SM&P Conduit Co., Inc., had its first full year of operations as a Company subsidiary since its acquisition in June 1993. This subsidiary enjoyed increased revenues and net earnings for 1994 and we expect the trend to continue in 1995 and beyond. We believe quality, customer service and investment in growth are responsible for SM&P's results. During the year, the debt portion of the SM&P purchase price was refinanced with medium term debt at a very favorable fixed rate.
Several promotions on our senior management team occurred during 1994.
They included: J. A. Rosenfeld to executive vice president, IWC Resources and Indianapolis Water Company; Alan R. Kimbell to vice president of marketing, IWC Resources; Robert F. Miller to vice president and director of engineering, Indianapolis Water Company; James W. Shaffer to vice president of corporate affairs, IWC Resources and Indianapolis Water Company; and Martha L. Wharton to vice president of customer service, Indianapolis Water Company.
All of us associated with the Company are grateful to our two retiring directors, Tom Binford and Elizabeth Grube. They have served our Company faithfully and with distinction for many years.
We will soon have available a new opportunity for shareholders, customers and employees to buy stock in our Company on a very favorable basis through an enhanced Dividend Reinvestment Plan to be rolled out March 10, 1995. We believe this will be a good opportunity for everyone associated with us. Quality of our water and other services, a strengthened commitment to customer service, growth which will enhance shareholder value and a desire to be an outstanding place for our employees to work are the issues at the top of our corporate agenda.
I am very grateful to our shareholders, our management and all of our employees for the support this Company receives. There are many special people associated with the Company and because of them we are superbly well positioned for a good future.
Best wishes,


James T. Morris
Chairman
February 1995


The Company's Business

The term "Company" in this report, unless otherwise indicated, refers to the consolidated operations of IWC Resources Corporation and its subsidiaries. IWC Resources Corporation is a holding company. The Company owns and operates six subsidiaries, including two waterworks systems, which supply water for residential, commercial, and industrial uses, and fire protection service in Indianapolis, Indiana, and surrounding areas. The territory served by the two utilities covers an area of approximately 309 square miles, which includes areas in Marion, Hancock, Hamilton, Hendricks, Boone, and Morgan counties in central Indiana. In August 1994, Zionsville Water Corporation was merged into Indianapolis Water Company, as approved by the Indiana





















































 Utility Regulatory Commission ("Commission").
At year's end, the Company's two water utilities -- Indianapolis Water Company and Harbour Water Corporation -- were providing service to 229,333 customers . In addition to the two water utilities, the Company has four other wholly owned subsidiaries: SM&P Utility Resources, Inc. (SM&P), Waterway Holdings, Inc., Utility Data Corporation (UDC), and IWC Services, Inc. SM&P performs underground utility locating and marking services in Indiana and other states. The Company, principally through Waterway Holdings, Inc., owns real estate that it expects to sell or develop in the future. UDC provides customer relations, customer billing, and other data processing services for the Company's two water utilities and other water and sewer utilities. IWC Services provides laboratory water testing services, principally for water utilities.
The White River Environmental Partnership (WREP), in which the Company participates through IWC Services as the majority partner (52%), entered into a five -year contract in January 1994 to operate and maintain the two advanced wastewater treatment facilities for the city of Indianapolis. WREP is actively seeking new markets and opportunities for contract management service pursuant to expanded governmental privatization efforts.
The Company continues to seek expansion and diversification through the acquisition of other water utilities and other related businesses. It is expected, however, that the water utilities will continue as the principal source of earnings for the Company in the foreseeable future.
The utility subsidiaries of the Company are subject to regulation by the Commission, which has jurisdiction over rates, standards of service, accounting procedures, issuance of securities, and related matters. Utility operations are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency, the Indiana Department of Environmental Management, the Indiana Water Pollution Control Board, and the Indiana Department of Natural Resources. There are competitors operating near the Company's utility service area; however, it does not anticipate significant competition will develop within the Company.s utility service area. Competitors include various municipal water utilities, as well as privately owned water utilities, some of which purchase water from the Company.

Comaprative Highlights

                                             1994             1993
                                                 (in thousands*)
Revenues from
customers                                 $ 109,147        $  82,321
Operating expenses                           78,918           56,543
Earnings from operations                     30,229           25,778
Other expense                                 7,363            7,074
Earnings before income taxes                 22,866           18,704
Incurred income taxes                        12,724            9,328
Earnings for shareholders                    10,142            9,376
Cash dividends declared to common and
  convertible preferred shareholders          9,656            9,290
Retained in the business                  $     486        $      86
Average number of common and common
  equivalent shares outstanding
  during year                                 6,901            6,658
Dividends declared per common share       $    1.40        $    1.40
Net earnings per common and common
  equivalent share                             1.47             1.41
Book value per common and common
  equivalent share                            11.38            11.20

*All amounts, except per share data, in thousands.

Subsidiaries Report

Indianapolis Water Company (IWC)
IWC is the principal utility subsidiary of the Company and serves 226,795 customers in the metropolitan Indianapolis area. IWC's service area continues to grow at a record pace. There were 112 miles of new mains added to the system, and 4,962 new customers connected in 1994.
In August 1994, the Indiana Utility Regulatory Commission granted IWC a 2% increase in rates and approved the merger between IWC and its former affiliate - - Zionsville Water Corporation. In September, a new rate case was filed in which IWC seeks Commission approval of an increase of approximately $5 million ( 8%). Hearings on that case are scheduled in April 1995.


























































Harbour Water Corporation (HWC)
HWC supplies a growing area north of Indianapolis. HWC serves 2,538 customers, a 10% increase over last year. The nearby town of Westfield, Indiana, began purchasing water from HWC in November.

SM&P Utility Resources, Inc. (SM&P)
SM&P changed its name from SM&P Conduit Co., Inc. to reflect a broader offering of products and services to the utility industry. Underground facility locating remains the primary focus of the company. However, many clients are turning to SM&P for other out-sourcing needs. SM&P continues to experience rapid growth. With almost 800 employees serving clients in 11 states, SM&P enjoyed a 38% increase in revenues in 1994. Demand for SM&P services looks strong for the future.
Waterway Holdings, Inc.
Waterway Holdings holds, leases, develops, and sells real estate for the Company.

Utility Data Corporation (UDC)
UDC provides customer billing, customer relations, and data processing services for the Company's water utilities, the city of Indianapolis sewer operations, and similar services for several other municipal and private utilities in Indiana. UDC continues to provide the billings, collections and customer contacts for all IWC water and city of Indianapolis sewer customers. During 1994, UDC added the city of Elkhart, Indiana, as a billing customer and released an innovative new software product for calculating water line sizes through its marketing agreement with the American Water Works Association.
IWC Services, Inc.
IWC Services, Inc. is the majority owner (52%) of the White River Environmental Partnership (WREP). WREP successfully completed its first 11 months of contract operation of the two advanced wastewater treatment plants owned by the city of Indianapolis. This contract, which has a five-year term, has a base annual revenue of $15,000,000. WREP fully met all of its contract obligations to the city, and exceeded its projected net income to each of its partners. The partnership is actively pursuing additional contracts in the Indianapolis area, and other communities in Indiana and surrounding states.

Engineering and Technical Services

In May 1994, the Engineering, Business Development, Purchasing, and Corporate Affairs departments moved into the new General Office addition, west of the original building. The addition was constructed to alleviate crowding experienced in the General Office which is undergoing renovation.
Design, Construction and Planning
Construction of an addition to the White River Plant Laboratory will begin in 1995 to alleviate the crowding conditions in the existing laboratory. It will accommodate the additional equipment and personnel needed to perform the testing and monitoring required to assure water quality. Design will begin on the first phase of a new major plant to be built in the South Well Field, which when completed, will have the capacity to treat 50 million gallons of water a day, making it the second largest treatment facility owned by the Indianapolis Water Company (IWC). Design will also start on a major storage and pumping facility for the southeast portion of the service territory.
Over 163 miles of main extension design, which is a record by the Company, were completed. Engineering was able to design and draft over 85% of the projects on computer disks supplied by external engineering and development firms and add the information to the Company's map database. Company savings in excess of $400,000 were successfully negotiated with the city and state on street reconstruction projects. These entities altered their design or construction instead of the Company relocating distribution facilities at its expense.
Land and Resource Management
The cleaning of the Riverside wells and installation of a new well collecting line under Fall Creek tied into the White River Purification Plant, marked the start of a three-year effort to increase the amount of ground water which can be utilized at that facility. This cleaning and installation will increase supply and improve flexibility.
The Company continues to be an active participant in state and local activities related to ground-water protection. IWC's involvement in the development of a wellhead protection ordinance for Marion County will help assure that high-quality ground water will be available to meet the metropolitan area's current and future water needs. IWC received a permit from the U.S. Army Corps of Engineers to conduct a sediment removal project in a portion of Geist Reservoir. The dredging project, expected to begin in fall 1995, will regain nearly one billion gallons of water supply storage lost to sedimentation since the reservoir was completed in 1943. The removal of material will be accomplished at no cost to the Company's customers, through a unique partnership between IWC and a local sand and gravel mining company, which will be able to process much of the material removed for resale as sand and gravel aggregate.

Operations


















































Annual pumpage increased to 47 billion gallons compared to 43.1 billion gallons in 1993. Daily pumpage averaged 127.7 million gallons compared to
117.5 million gallons last year. This exceeded the recorded pumpage of 124.2 million gallons set in 1991. The maximum daily pumpage during 1994 occurred on June 15 when 191.5 million gallons were distributed.
Precipitation was below average in 1994. Rainfall at Indianapolis International Airport totaled only 31.61 inches, which was eight inches less than average and 18 inches less than 1993. The reservoirs were all used to maintain adequate supply. Geist Reservoir reached a minimum of 2.64 feet below the spillway . The lowest level at Eagle Creek Reservoir was 2.46 feet below normal pool, and at Morse Reservoir, 0.54 feet.
Stream quality was reasonably good in 1994; however, chemical use was up due to continuing efforts to enhance water quality. The Company was notified by the Indiana Department of Environmental Management that its current treatment methods optimize corrosion control.
This means the Company does not have to apply a corrosion inhibiting chemical to meet the Lead and Copper Rule provisions of a new Environmental Protection Agency (EPA) rule dealing with the subject under the federal Safe Drinking Water Act.
As in the past, the Company continues to comply with all water quality requirements and to improve its laboratory to assure product quality.

Distribution system repairs increased by more than 60% mainly due to the record cold temperatures earlier in the year.

Customer Service

The creativity and hard work of employees have continued to make the coordination of activities among Indianapolis Water Company (IWC), the city of Indianapolis, and Utility Data Corporation (UDC) successful. These innovative arrangements, which combine water and sewer billings, have received overwhelming customer approval. Throughout the past year, UDC, which handles customer service for the Company's water utilities and markets these services to other utilities, averaged over 11,000 customer telephone calls, customer interviews, and in-person customer payments per week.
During the year, UDC made available to all customers a new voice response system under which a customer may receive by telephone current account balance information. This new system, available 24 hours a day, seven days a week, continues to be used extensively by its customers. Planning was completed in 1994 on another customer relations amenity -- automatic check debiting for bill payments -- now available to customers.
Customer Service employees participated with representatives of other IWC operating departments in a team established to improve the Company's response to customer inquiries about system water pressure. The team concept, encouraging dialogue among the participants, has been effective in enabling consistent responses and better information for its customers. Organizational changes in the Field Operations Division have effectively streamlined communication lines between field service employees and management.
UDC continues with a commitment to enhance the service level provided to its customers. A "Customer Satisfaction Measurement" survey was completed during the year, which will provide a benchmark to the Company for guiding future efforts to better meet the needs of its customers.

Utility Plant, Distribution of Customers, Mains, and Fire Hydrants

                                                      Mains           Fire
             Utility Plant         Customers         (miles)        Hydrants
            1994       1993      1994     1993     1994   1993    1994    1993
            (in thousands)

IWC*      $ 270,404  $ 256,795  226,795  221,833  2,901  2,789  25,395  24,409
Harbour       4,690      3,868    2,538    2,309     39     38     342     321
          $ 275,094  $ 260,663  229,333  224,142  2,940  2,827  25,737  24,730

*Includes Zionsville Water Corporation, which was merged into Indianapolis Water Company in 1994.

Financial Review
































































Consolidated net earnings were $10,142,000 for 1994 compared with $9,376,000 for 1993 based upon operating revenues of $109,147,000 in 1994 and $82,321,000 in 1993. Earnings available for common and common equivalent shareholders were $1.47 per share for 1994 compared with $1.41 per share for 1993. During 1994, the average number of common and common equivalent shares outstanding increased 243,000 shares over 1993 due primarily to the shares issued to acquire SM&P Utility Resources, Inc. (SM&P), formerly SM&P Conduit Co., Inc., in June 1993. Cash dividends declared on common shares outstanding totaled $1.40 per share in 1994 and 1993.
Details and a discussion of financial and operating results follow:
Operating Revenues
                                     1994                 1993
                                          (in thousands)
Water Utilities:
  Residential                    $  44,700            $  41,513
  Commercial and Industrial         20,576               18,032
  Public Fire Protection                12                  945
  Other, including $3,611 in
    income taxes collected from
    developers in 1994               7,843                3,849
    Total Water Utilities           73,131               64,339
Utility-Related Services            36,016               17,982
                                 $ 109,147            $  82,321

Operating Expenses
                                     1994                 1993
                                          (in thousands)
Operation and Administration:
  Water Utilities                $  34,805            $  31,633
  Utility-Related Services          28,481               12,453
Depreciation                         7,820                6,556
Taxes other than Income Taxes        7,812                5,901
                                 $  78,918            $  56,543

Results of Operations
Beginning in 1993, the Company has grouped its operations according to major segments: (1) water utilities and (2) utility-related services. The primary component of the utility- related services segment is SM&P which was acquired in June 1993. The major fluctuations in the utility-related services segment are primarily due to 12 months of SM&P's operations in 1994 as compared to six months of operations in 1993; the following discussion and analysis will concentrate primarily on the results of operations of the water utilities segment.
Operating revenues for the water utilities segment increased $5,181,000 (8.1%), excluding $3,611,000 in income taxes collected from developers, and is primarily due to an 8.8% increase in total water consumption reflecting more normal weather conditions experienced during summer 1994 as compared to conditions experienced during summer 1993.
Operation and administration expenses for the water utilities segment increased $3,172,000 (10.0%) over 1993.
Labor expense increased $435,000 (3.3%) mainly due to a general wage increase, effective January 1, 1994. Power costs increased $181,000 (7.0%) primarily due to increased pumpage. Chemical costs increased $454,000 (60.1%) primarily due to increased usage and higher chemical costs. Materials and transportation costs increased $477,000 (22.6%) largely due to an increase in maintenance activities. The cost of outside services increased $279,000 (4.8%) chiefly due to an increase in consulting and other services. Insurance expense increased $1,009,000 (30.8%) reflecting higher health and general liability insurance premium costs and nonrecurring credits recognized in 1993. Regulatory expenses decreased $97,000 (33.5%) primarily due to decreased rate case expenses. Costs of the Company's pension and other benefit plans increased $841,000 (54.5%) primarily due to the higher costs of benefits provided.
In 1994, the operating margin (operating revenues less operation and administration expenses) in the utility-related services segment was $7,535,000 (20.9% ) as compared to $5,529,000 (30.8%) in 1993. The reduction in the operating margin percent is primarily due to additional expenses incurred necessary to service the expansion of SM&P's business in 1994. Depreciation increased $1,264,000 (19.3%) of which $1,004,000 is applicable to the utility-related services segment. The increase in water utilities segment depreciation of $260,000 represents a 4.5% increase over 1993, and is primarily due to additional plant placed in service.

Human Resources

The Company's strategic planning efforts started in 1993. As a result, a comprehensive employee opinion survey was conducted. This survey was studied, summarized, and shared with all employees in 30 small group meetings led by Jean Smith, director of career planning and development. One of the major points learned from the employee survey was that internal communications needed improvement. Four-hour seminars for all employees were conducted during 1994.
At year's end, there were 1,351 full-time employees of IWCR, its subsidiaries and affiliated partnership interest:
 Indianapolis Water Company                             347
 Utility Data Corporation                                60
 SM&P Utility Resources, Inc.                           758
 White River Environmental Partnership                  180
 IWC Resources Corporation                                6
                                                      1,351
The John N. Hurty Service Award, representing 25 years of service to the water utility field, was presented by the Indiana Department of Environmental Management to nine employees. This brought the total number of employees so honored to 339. The Company is extremely grateful for its employees'continued loyalty and dedication.
The Thomas W. Moses Memorial Scholarship Program, which was initiated in 1986, has provided financial assistance to 69 children of employees seeking a college education. Thirty employees were reimbursed for educational classes taken in 1994.
During 1994, 22 employees retired from the Indianapolis Water Company (IWC) and one from Utility Data Corporation. These retirees averaged over 31 years of dedicated service to the Corporation.
A new four-year contract between IWC and the International Brotherhood of Firemen and Oilers, Local 131, was ratified on February 28, 1995.
The Company is an equal opportunity employer. All applicants and employees will receive equal opportunities for hire, promotion, and other job opportunities without regard to race, color, religion, national origin, sex, handicap, age, or status as a disabled or Vietnam-era veteran. In addition, the Company complies with all affirmative action requirements applicable to it and maintains affirmative action programs for minorities, women, handicapped persons, and disabled and Vietnam-era veterans.

Financial Review

IWC Resources Corporation and Subsidiaries
Consolidated Balance Sheets

December 31, 1994 and 1993

ASSETS
                                                1994              1993
                                                    (in thousands)
Current assets:
  Cash and cash equivalents                 $   2,889         $   1,813
  Accounts receivable, less allowance
    for doubtful accounts of $190              10,124             9,515
  Materials and supplies, at average cost       2,257             1,722
  Other current assets                          1,099               871
    Total current assets                       16,369            13,921
Utility plant:
  Utility plant in service                    343,488           323,313
  Less accumulated depreciation                75,801            70,406

























































    Net plant in service                      267,687           252,907
  Construction work in progress                 7,407             7,756
    Utility plant, net                        275,094           260,663
Construction funds held by Trustee                 -              2,010
Other property                                 13,053             6,825
Goodwill, net of accumulated amortization      16,964            17,479
Deferred charges and other assets              13,902            11,545





                                            $ 335,382         $ 312,443



LIABILITIES AND SHAREHOLDERS' EQUITY
                                                1994              1993
                                                    (in thousands)
Current liabilities:
  Notes payable to banks                    $  17,674         $  21,779
  Current portion of long-term debt             1,150             1,200
  Accounts payable and accrued expenses        16,295            14,380
  Federal income taxes                            256               392
  Customer deposits                             1,126             1,027
    Total current liabilities                  36,501            38,778

Long-term obligations:
  Long-term debt, less current portion         98,225            85,375
  Customer advances for construction           48,750            43,597
  Other liabilities                             6,079             5,069
    Total long-term obligations               153,054           134,041

Deferred income taxes                          31,003            28,824
Contributions in aid of construction           30,181            28,081
Preferred stock of subsidiary and
  redeemable preferred stock                    5,705             5,705
Shareholders. equity:
  Common stock, authorized 10,000
    common shares; 6,886 and 6,822 issued
    and outstanding in 1994 and 1993           60,540            59,301
  Retained earnings                            18,398            17,912
                                               78,938            77,213
  Less unearned compensation                       -                199
    Total shareholders' equity                 78,938            77,014
Commitments and contingencies
                                            $ 335,382         $ 312,443

The accompanying notes are an integral part of the consolidated financial statements.
















IWC Resources Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years ended December 31, 1994, 1993 and 1992
                                                                                         Total
                                            Common Stock      Retained    Unearned    Shareholders'
                                        Shares       Amount   Earnings  Compensation     Equity
                                                          (in thousands, except share data)


Balance at December 31, 1991           6,327,133   $  48,088  $ 18,607   $    -         $ 66,695
  Net earnings                                                   8,113                     8,113
  Dividends - $1.395 per common share                           (8,894)                   (8,894)
  Common stock issued:
    Dividend Reinvestment Plan            53,967      1,116                                1,116
    Restricted Stock Plan                 26,491        524                 (524)             -
  Compensation expense                                                       175             175

Balance at December 31, 1992           6,407,591     49,728     17,826      (349)         67,205
  Net earnings                                                   9,376                     9,376
  Dividends - $1.40 per share:
    Common stock                                                (9,254)                   (9,254)
    Redeemable preferred stock                                     (36)                      (36)
  Common stock issued:
    Acquisition of subsidiary            356,991      8,300                                8,300
    Dividend Reinvestment Plan            55,646      1,236                                1,236
    Restricted Stock Plan                  1,725         37                  (37)             -
  Compensation expense                                                       187             187

Balance at December 31, 1993           6,821,953     59,301     17,912      (199)         77,014
  Net earnings                                                  10,142                    10,142
  Dividends - $1.40 per share:
    Common stock                                                (9,620)                   (9,620)
    Redeemable preferred stock                                     (36)                      (36)
  Common stock issued:
    Dividend Reinvestment Plan            59,257      1,159                                1,159
    Restricted Stock Plan,
      net of 16,189 shares tendered
      for tax withholding and then
      retired                              5,061         80                  (80)             -
  Compensation expense                                                       279             279

Balance at December 31, 1994           6,886,271   $ 60,540   $ 18,398  $     -         $ 78,938

The accompanying notes are an integral part of the consolidated financial


IWC Resources Corporation and Subsidiaries
Consolidated Statements of Earnings
Years ended December 31, 1994, 1993 and 1992

                                          1994          1993         1992
                                       (in thousands, except per share data)
Operating revenues:
  Water utilities                       $ 73,131      $ 64,339      $ 63,452
  Utility-related services                36,016        17,982            -
                                         109,147        82,321        63,452
Operating expenses:
  Operation and administration:
    Water utilities                       34,805        31,633        29,774
    Utility-related services              28,481        12,453            -
  Depreciation                             7,820         6,556         5,316
  Taxes other than income taxes            7,812         5,901         5,179
    Total operating expenses              78,918        56,543        40,269
    Operating earnings                    30,229        25,778        23,183
Other income (expense):
  Interest expense, net                   (7,959)       (7,295)       (6,937)
  Interest income                            109           208           337
  Dividends on preferred stock
    of subsidiary                           (203)         (203)         (203)
  Other, net                                 690           216           930
                                          (7,363)       (7,074)       (5,873)
    Earnings before income taxes          22,866        18,704        17,310
Income taxes                              12,724         9,328         9,197
  Net earnings                          $ 10,142      $  9,376      $  8,113

  Net earnings per common and common
    equivalent share                    $   1.47      $   1.41      $   1.27
Average number of common and
  common equivalent shares outstanding     6,901         6,658         6,379

The accompanying notes are an integral part of the consolidated financial statements.


IWC Resources Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 1994, 1993 and 1992
                                               1994          1993         1992
                                                        (in thousands)
Cash flows from operating activities:
  Net earnings                              $ 10,142      $ 9,376       $ 8,113
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
      Depreciation and amortization            9,597        7,808         5,877
      Deferred income taxes                    2,179        1,241         1,832
      Gain on sales of other property           (783)      (1,052)         (855)
      Provision for bad debts                    430          335           314
      Dividends on preferred stock
        of subsidiary                            203          203           203
      Other, net                                (776)         137          (380)
      Changes in operating assets
        and liabilities:
        Accounts receivable                   (1,039)         353          (591)
      Materials and supplies                    (535)        (425)           52
      Other current assets                      (332)       1,741          (585)
      Accounts payable and accrued expenses    1,915          279         1,038
      Federal income taxes                      (187)         232          (836)
      Customer deposits                           99           83            20
      Net cash provided by operating
        activities                            20,913       20,311        14,202







Cash flows from investing activities:
  Additions to utility plant and other
    property                                 (28,256)     (13,967)      (15,751)
  Proceeds from sales of other property          424        1,517         1,078
  Customer advances for construction           9,175        5,748         6,503
  Refunds of customer advances for
    construction                              (2,156)      (2,242)       (2,360)
  Acquisition of SM&P Utility Resources, Inc.,
    net of cash acquired                          -       (12,482)           -
  Other investing activities, net               (952)        (963)         (287)
     Net cash used by investing activities   (21,765)     (22,389)      (10,817)
Cash flows from financing activities:
  Increase (decrease) in notes payable
    to banks                                  (4,105)      12,775       (11,547)
  Proceeds from long-term debt                14,000       11,600        14,836
  Payments of long-term debt                  (1,277)     (12,780)      (15,953)
  Decrease (increase) in construction funds
    held by Trustee                            2,010          (52)          335
  Cash dividends                              (9,859)      (9,493)       (9,097)
  Proceeds from issuance of common stock       1,159        1,236         1,116
     Net cash provided (used)
       by financing activities                 1,928        3,286       (20,310)
Increase (decrease) in cash and
  cash equivalents                             1,076        1,208       (16,925)
Cash and cash equivalents at
  beginning of year                            1,813          605        17,530
Cash and cash equivalents at
  end of year                                $ 2,889      $ 1,813     $     605
Supplemental disclosure of cash flow information-
  Cash paid for:
    Interest on long-term debt and notes payable
      to banks, net of capitalized interest  $ 7,396      $ 7,104     $   6,766
    Income taxes                             $11,480      $ 7,488     $   8,072

The accompanying notes are an integral part of the consolidated financial statements.


IWC Resources Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Years ended December 31, 1994, 1993 and 1992
Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of IWC Resources Corporation and its wholly owned subsidiaries. The term "Company" refers to the consolidated operations of IWC Resources Corporation and its subsidiaries.
Through its water utility subsidiaries, the Company owns and operates waterworks systems supplying water for residential, commercial and industrial uses, and for fire protection in Indianapolis, Indiana, and the surrounding area. These subsidiaries are regulated by the Indiana Utility Regulatory Commission (Commission), and their accounting policies, which are substantially consistent with generally accepted accounting principles, are governed by the Commission. The Company also owns and operates businesses which are involved in utility line locating, data processing and other utility-related services, and real estate sales and development.
In November 1993, a subsidiary of the Company became majority partner in White River Environmental Partnership (Partnership). In December 1993, the Partnership was awarded a five-year contract by the city of Indianapolis to manage and operate its two advanced wastewater treatment plants commencing January 30, 1994. The Company's share of Partnership earnings, which are reported on the equity basis, are not significant to the Company's consolidated earnings and are included in other income.
All significant intercompany accounts and transactions have been eliminated in consolidation.

































































Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
Utility Plant
Utility plant is stated at cost which includes the cost of land, outside contract work, labor and materials, interest and certain indirect costs incurred during the construction period. Such indirect costs consist of administration, general overhead, and other costs applicable to construction projects.
When utility plant in service is retired, except for land and land rights, the accumulated cost of the retired property plus cost of removal and less salvage value is charged against accumulated depreciation. If land or land rights are sold, the net gain or loss is included in earnings. Property not currently used in utility operations is included in other property. Depreciation of utility plant for financial statement purposes is computed at a composite annual rate of 1.9% as approved by the Commission.
Generally, maintenance and repairs and the cost of replacements of minor items of property are charged to operation expense accounts as incurred. Other Property
Other property is stated at cost less accumulated depreciation and includes property not currently used in utility operations, real estate held for development or resale, and property and equipment used in non-utility businesses. Depreciable property was $11,088,000 and $6,751,000 at December 31, 1994 and 1993, respectively, and accumulated depreciation was $2,960,000 and $1,209,000 at December 31, 1994 and 1993, respectively.
Goodwill
The Company recognizes the excess of cost over fair value of tangible and other identifiable assets acquired in business acquisitions as goodwill which is amortized by the straight-line method over 20 or 40 years. The Company continually evaluates the recoverability of goodwill by comparing its annual amortization to the acquired company's pretax earnings before amortization and by assessing whether the amortization of the remaining goodwill balance over its re maining life can be recovered through expected future results. Amortization expense was $511,000, $319,000 and $101,000 in 1994, 1993 and
1992, respectively. Accumulated amortization at December 31, 1994 and 1993 was $1,397,000 and $886,000, respectively.
Income Taxes
For financial statement purposes, investment tax credits are deferred and amortized ratably over the lives of the applicable assets as prescribed by the Commission. For income tax purposes, the credits are deducted in the year in which the constructed or acquired property was placed in service.
In February 1992, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted.
Effective January 1, 1993, the Company adopted SFAS No. 109. The effect of this change in accounting for income taxes was not material to the Company's financial condition or results of operations. Accordingly, no cumulative effect of accounting change has been presented.
Customer Advances and
Contributions in Aid of Construction
In certain cases, customers advance funds for water main extensions. These advances are included in customer advances for construction and are generally refundable to the customer over a period of ten years. Advances not refunded within ten years are permanently transferred to contributions in aid of construction.
Revenues
Utility revenues are recognized based on water usage at rates approved by the Commission. Service revenues are recognized as services are provided.
Pension Plans and Other
Retirement Benefits
The Company has a noncontributory defined benefit pension plan which covers the majority of its utility employees and certain other employees. Benefits are based on, among other factors, an employee's services rendered to date and average monthly earnings for the 36 consecutive calendar months that produce the highest average. The Company's funding policy is to contribute annually at least the minimum contribution required to comply with ERISA regulations.
The Company has an unfunded executive supplemental benefit plan which provides additional retirement benefits to certain officers. Benefits are based on, among other factors, an employee's age, services rendered to date, and benefits received from the Company's noncontributory defined benefit pension plan.
The Company also sponsors defined contribution plans covering substantially all non-bargaining unit employees and an employee stock ownership plan covering substantially all of its utility employees and certain other employees.
The Company provides postretirement life insurance and healthcare benefits to certain of its employees. Prior to 1993, the Company accounted for such benefits on a cash basis. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106) which requires it to accrue currently, during the period of employment, the present value of the estimated cost of such benefits. The effects of this change, which are not material to the Company's financial condition or results of operations, are discussed in the note entitled













































Regulatory Assets.
Reclassifications
Certain amounts for 1993 and 1992 have been reclassified to conform with the 1994 presentation.
Acquisition of
SM&P Utility Resources, Inc.
On June 14, 1993, the Company acquired SM&P Utility Resources, Inc. (formerly SM&P Conduit Co., Inc.) (SM&P) in a transaction accounted for as a purchase. SM&P is engaged in the business of providing a single source facility locating service for all utilities including: gas, electric, telephone, cable television, water and sewer. The Company also entered into not to compete agreements with SM&P shareholders at a cost of $3,000,000. The cost of the acquisition and agreements not to compete was paid by cash of $12,503,000 and the issuance of 356,991 shares of the Company's common stock and 51,612 shares of the Company's Series B Redeemable Preferred Stock. Goodwill of $16,379,000 is being amortized over 40 years, and the cost of agreements not to compete is being amortized over their five-year lives.
A summary of the SM&P assets acquired and liabilities assumed follows:

                                              (in thousands)

Property and equipment                          $ 5,021
Accounts receivable                               2,968
Other current assets                              1,456
Short-term notes payable                         (3,933)
Accounts payable
  and accrued expenses                           (2,524)
Federal income taxes payable                       (364)
    Net assets acquired                         $ 2,624
The consolidated financial statements include the results of SM&P's operations beginning June 14, 1993. As this acquisition is not material to the consolidated financial statements, pro forma operating results are not presented.
Fair Value
of Financial Instruments
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Account ing Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
The carrying amounts of cash equivalents and notes payable to banks approximate fair value because of the short maturity of those instruments. The fair value of long-term debt at December 31, 1994, is estimated to be $104,364,000. The fair value was determined by discounting future payments at current interest rates for similar issues.
Utility Plant in Service
A summary of utility plant in service at December 31 follows:
                                        1994            1993
                                           (in thousands)
Land and land rights                $   7,009       $  9,818
Structures and improvements            49,767         46,302
Pumping station equipment              14,746         14,562
Purification system                    25,492          25,290
Transmission and
  distribution system                 236,541         218,361
Other                                   9,933           8,980
                                    $ 343,488       $ 323,313
Regulatory Assets
Deferred charges and other assets include certain costs which are capitalized as regulatory assets and amortized pursuant to utility rate-making proceedings. The Commission allows recovery of these assets through rates, but not a return on investment, over periods ranging from 2 years to 30 years. A summary of regulatory assets at December 31 follows:
                                      1994            1993






























































                                        (in thousands)
Costs of postretirement
  benefit obligations other
  than pensions                     $ 3,722         $ 2,016
Income taxes                            950             911
Tank painting costs                     710             514
Rate proceeding costs                   668             374
Debt costs                            1,661           1,338
                                    $ 7,711         $ 5,153

In December 1992, the Commission authorized all Indiana utilities, including the utility subsidiaries of the Company, to record as a regulatory asset the excess of accrual basis costs of postretirement life insurance and healthcare benefits (OPRB) over the cash basis costs which were used to establish current rates. The Company received approval to recover its OPRB costs on an accrual basis in its rate case settled August 10, 1994, subject to the Company's proposal and Commission's acceptance of an appropriate restricted fund. The Company has prefiled testimony in this matter and the Utility Consumer Counselor, representing ratepayers, has filed opposition to IWC's proposal. This matter has not been heard or resolved. Once approved, the regulatory asset will be amortized through 2014.
The Company is amortizing the cumulative obligation for employee services rendered prior to adoption of SFAS No. 106 (the transition obligation) on a delayed basis over a 20-year period.
Income taxes represent the effects of the 1993 increase in the federal corporate tax rate on the Company's water utilities' net deferred tax liabilities and will be amortized through 2009.
Tank painting charges and rate proceeding costs are generally being amortized through 2009 and 1996, respectively, and result from costs required to be deferred for regulatory purposes.
Debt issuance costs include various costs deferred for regulatory purposes which are to be amortized over the original lives of applicable debt through 2026.
Accounts Payable and Accrued Expenses
A summary of accounts payable and accrued expenses at December 31 follows:
                                 1994                 1993
                                      (in thousands)
Accounts payable               $ 3,364              $ 2,132
Accrued property taxes           5,039                4,629
Accrued interest
  on long-term debt              1,799                1,547
Accrued vacations                1,732                1,526
Other accrued expenses           4,361                4,546
                               $16,295              $14,380

Notes Payable to Banks and Long-term Debt
At December 31, 1994, the Company had lines of credit with banks aggregating $23,200,000 which require a compensating cash balance of $100,000. At December 31, 1994, unused lines of credit aggregated $6,130,000. Interest on borrowings under the lines of credit is variable(an average of 6.23% at December 31,1994).

The Company has a Controlled Disbursement Agreement with a bank which authorizes the bank to transfer funds daily between the Company's checking and note payable accounts. Outstanding checks drawn on this checking account are reported as a component of notes payable to banks. At December 31, 1994 and 1993, such outstanding checks amounted to $604,000 and $551,000, respectively.
A summary of First Mortgage Bonds (secured by utility plant) and other long-term debt outstanding at December 31 follows:
                                1994                  1993
                                     (in thousands)
5-7/8%  Series due 1997       $ 6,775               $ 6,775
5.20%   Series due 2001        11,600                11,600
8%      Series due 2001         3,000                 3,000
6.31%   Senior notes due 2001  14,000                    -
12-7/8% Series due 2002         4,000                 5,200
7-7/8%  Series due 2019        40,000                 40,00


































































9.83%   Series due 2019         5,000                 5,000
6.10%   Series due 2022         5,000                 5,000
8.19%   Series due 2022        10,000                10,000
                               99,375                86,575
Less current portion            1,150                 1,200
                              $98,225               $85,375

Provisions of trust indentures related to the 5-7/8% Series Bonds and the 8% Series Bonds require annual sinking or improvement fund payments amounting to 1/2% of the maximum aggregate amount outstanding.
As permitted, this requirement has been satisfied by substituting a portion of permanent additions to utility plant. These bonds are redeemable at the option of the Company at varying premium amounts at different periods prior to the respective dates of maturity.
The 5.20% Series Bonds are due and payable in full May 1, 2001. In the event the bonds lose their tax-exempt status, mandatory redemption of the bonds is required.
The 6.31% Senior Notes are due and payable in full March 15, 2001. Optional redemptions by the Company are allowed in whole on or after March 15, 1997, at the greater of par or the present value of the notes discounted at 1/2% over the applicable Treasury rate.
The 12-7/8% Series Bonds mature at the rate of $2,000,000 on November 15 of each of the years 1998 through 2002. Subject to certain restrictions, these bonds are redeemable at the option of the Company at varying premium amounts at different periods prior to the respective dates of maturity. In January 1994, 1993 and 1992, the Company prepaid $1,200,000, $1,100,000 and
$3,700,000, respectively, in principal amount of these bonds, due $1,200,000 in each of the years 1998 through 2002 at a premium of $455,000. In February 1995, the Company gave required notice to prepay in March 1995, $1,150,000 in principal amount of these bonds, due $230,000 in each of the years 1998 through 2002 at a premium of $65,000.
The 7-7/8% Series Bonds include issues of $10,000,000 and $30,000,000, both of which are due and payable in full March 1, 2019. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after March 1, 1998, and are generally subject to a premium.
The 9.83% Series Bonds are redeemable at the option of the Company, on or after June 15, 2014, with final redemption by June 15, 2019. Early redemptions are subject to a premium.
The 6.10% Series Bonds are due and payable in full December 1, 2022. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after December 1, 1999, and are generally subject to a premium.
The 8.19% Series Bonds are due and payable in full December 1, 2022.
Optional redemptions by the Company are allowed at any time at the greater of par or the present value of the bonds discounted at 1/2% over the applicable Treasury rate.
Required principal payments on long-term debt for the five years following December 31, 1994, exclusive of obligations which may be satisfied by permanent additions to utility plant, amount to $6,775,000 in 1997, $570,000 in 1998 and $570,000 in 1999.
Interest expense is net of an allowance for funds used during construction (AFUDC) which is an amount capitalized for construction projects as authorized by the Commission. AFUDC amounts capitalized were $212,000, $160,000 and $122,000 during 1994, 1993 and 1992, respectively.
Preferred Stock of Subsidiary
The preferred stock of subsidiary represents 45,049 shares of Indianapolis Water Company cumulative preferred stock of $100 par value per share. The preferred stock is redeemable at the option of the subsidiary upon proper notice at prices ranging from $100 to $105 per share plus accrued dividends (an aggregate redemption value of $4,658,000).
Dividends on the preferred stock are payable at rates ranging from 4% to 5% per annum.
Redeemable Preferred Stock
At December 31, 1994, 60,000 special shares of Series B Convertible Redeemable Preferred Stock, no par value, have been authorized, of which 51,612 shares have been issued and are outstanding. The preferred stock was issued in connection with the acquisition of SM&P and is convertible by the holder at any time, in whole, into shares of common stock at a conversion rate of one common share for each share of preferred stock. Mandatory redemption of the preferred stock is required on July 14, 1998, at $23.25 per share plus accrued dividends (an aggregate redemption value of $1,200,000). Holders of the preferred stock are entitled to the same voting and dividend rights as common shareholders and such shares are considered common share equivalents in the calculation of earnings per share.
Common Stock
The Company's authorized capital stock consists of 10,000,000 common shares and 2,000,000 special shares with no par value.
No special shares have been issued other than the 60,000 shares designated as Series B Convertible Redeemable Preferred Stock.
The Company has a Dividend Reinvestment and Share Purchase Plan which allows common shareholders the option of receiving their dividends in cash or common stock and permits optional cash purchases of shares at current market values to a maximum of $5,000 per quarter. On July 15, 1994, the Company amended its plan to allow certain employees and utility customers of the Company or its subsidiaries to purchase common shares. Effective March 10, 1995, purchases may be made with a minimum investment of $10 by employees, or $100 by customers up to a total of $100,000 annually. A total of 500,000 authorized but unissued common shares have been registered for purchase under the plan. The price of common shares purchased with reinvested dividends or optional cash payments will be 97% of the average of the means between the high and low sale prices of the common shares as determined for the five consecutive trading days ending on the day of purchase. Shareholders who do not choose to participate in the plan will continue to have an option to receive their dividends in cash.
At December 31, 1994, 477,149 shares of common stock were reserved for issuance under the plan.
In April 1992, the Company adopted a Restricted Stock Plan under which 200,000 common shares have been reserved and may be awarded to officers and key employees. Restricted stock plan participants are entitled to cash dividends and voting rights on their awarded shares. Restrictions generally limit the sale , transfer, or pledge of shares during a three-year measurement period following the issuance of such shares. The initial three-year measurement period concluded December 31, 1994.
The number of shares awarded under the plan are subject to adjustment at the end of the measurement period as determined by the provisions of the plan. The adjustment at the end of the initial three-year measurement period was an incremental award of 21,250 shares, of which 16,189 shares were tendered by the Company to satisfy tax withholding requirements, and retired. Participants may vest in certain restricted shares upon death, disability or retirement as described in the plan. In the event of a change in control of the Company, all restrictions expire and participants may receive additional shares as determined by provisions of the plan.
Unearned compensation recorded as of the effective dates of the awards is amortized to expense during the three-year measurement period. At December 31, 1994, 150,534 shares were reserved for future awards.
In January 1995, the Company commenced its second three-year measurement period and awarded 29,461 restricted shares with a market value at date of award of $19.86 per share.
In January 1988, the Company's board of directors adopted a Shareholder Rights Plan pursuant to which a dividend distribution of one preferred share purchase right for each outstanding share of common stock was made to shareholders of record on February 18, 1988. Under the plan, each right will initially entitle shareholders to purchase one one-hundredth of a share of a new series of preferred stock of the Company at an exercise price of $45. The rights become exercisable when a person or group acquires 20% or more of the Company's common stock or commences a tender offer for 30% or more of the Company's common stock. Upon the happenings of certain events, each right not owned by a 20% shareholder or shareholder group will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice that price. The rights expire in February 1998.


Taxes
Components of taxes other than income taxes follow:
                             1994            1993            1992
                                       (in thousands)
Property taxes             $ 4,870         $ 4,086         $ 4,076
Other                        2,942           1,815           1,103
                           $ 7,812         $ 5,901         $ 5,179
Components of income taxes follow:
                             1994            1993            1992
                                       (in thousands)
Federal:
  Currently payable        $ 8,122         $ 5,864         $ 5,349
  Deferred                   1,971           1,119           1,611
                           $10,093         $ 6,983         $ 6,960
State:
  Currently payable        $ 2,423         $ 2,223         $ 2,016
  Deferred                     208             122             221
                             2,631           2,345           2,237
                           $12,724         $ 9,328         $ 9,197

































































The differences between actual income taxes and expected federal income taxes using statutory rates follow:
                             1994            1993            1992
                                        (in thousands)
Expected federal
  income taxes             $ 8,003         $ 6,546         $ 5,885
Taxes on advances
  collected from
  developers                 2,347              -               -
Taxable customer
  advances for
  construction                 454           1,309           1,487
State income
  taxes, net of
  federal income
  tax benefit                1,710           1,524           1,477
Other, net                     210             (51)            348
                           $12,724         $ 9,328         $ 9,197

The tax effects of temporary differences follow:
                             1994            1993            1992
                                       (in thousands)
Depreciation               $ 1,961         $ 1,098         $ 1,217
Customer
  advances
  for construction             539              46              21
Debt redemption
  premium                       -              (12)            467
Other, net                    (321)            109             127
                           $ 2,179         $ 1,241         $ 1,832

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at December 31 follow:
                                   1994              1993
                                       (in thousands)
Deferred tax assets:
  Customer advances
    for construction             $ 1,854           $ 2,393
  Accrued pension costs              694             1,013
  Accrued vacations                  617               574
  Other                            1,124               603
   Total deferred
     tax assets                    4,289             4,583

Deferred tax liabilities:
  Utility plant, principally
    due to differences in
    depreciation and
    capitalized costs             29,324            27,363
  Unamortized investment tax
    credits                        4,913             5,029
  Debt redemption
    premiums deducted
    for tax                          508               508
  Other property bases
    greater for tax                  105               271
  Other                              442               236
      Total deferred
        tax liabilities           35,292            33,407
      Net deferred
        tax liabilities         $ 31,003          $ 28,824


Customer advances for construction received after 1986 are includible in taxable income when received and are deductible if subsequently refunded to customers. Prior to 1994, such advances were excluded from financial statement income. Effective September 8, 1993, the Commission granted IWC permission to surcharge developers for income taxes on advances and reduce its water rates by a corresponding amount. In 1994, IWC began collecting surcharges on advances from developers which surcharges amounted to $3,611,000. Income tax surcharges collected from developers are reported as a component of water utilities operating revenues and income taxes and, accordingly, have no effect on net earnings.


Pension Plans and Other Retirement Benefits
The Company has two defined benefit pension plans: (1) a noncontributory plan which covers the majority of its utility employees and certain other employees, and (2) an executive supplemental plan which provides additional retirement benefits to certain officers.
The following tables set forth the plans' funded status and accrued pension cost amounts recognized in the Company's consolidated financial statements at December 31:

                                   Majority Plan           Supplemental Plan
                                  1994        1993       1994           1993
                                   (in thousands)           (in thousands)
Accumulated benefit obligation  $ 5,856     $ 7,221    $ 1,798        $ 1,845
Vested benefit obligation       $ 5,165     $ 6,545    $ 1,726        $ 1,782
Projected benefit obligation    $11,918     $13,215    $ 2,362        $ 2,298
Plan assets at fair value,
  primarily listed stocks
  and bank fixed income funds    10,834      10,818         -              -
Projected benefit obligation
  in excess of plan assets        1,084       2,397      2,362          2,298
Unrecognized net asset
  (obligation) at transition        917       1,045        (55)           (67)
Unrecognized loss                (1,861)     (2,216)      (621)          (786)
Additional minimum liability         -           -         112            400
Accrued pension cost              $ 140     $ 1,226    $ 1,798        $ 1,845

Net periodic pension costs for the years ended December 31 include the following components:
                                      Majority Plan             Supplemental Plan
                                 1994     1993     1992       1994     1993    1992
                                     (in thousands)               (in thousands)
Service cost - benefits
  earned during year         $    903  $   769  $   720    $   150  $    86  $   96
Interest cost on
  projected
  benefit obligation            1,006      902      776        167      149     145
Return on plan assets             387     (562)    (603)        -        -       -
Net amortization
  and deferrals                (1,345)    (393)    (259)        67       45      43
Net periodic
  pension cost               $    951  $   716  $   634    $   384  $   280  $  284

The weighted-average discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 8-1/2% and 5%, respectively, for 1994, 7-1/4% and 4-1/2%, respectively, for 1993, and 8% and 5%, respectively, for 1992. The expected long-term rate of return on assets was 8% for 1994 and 1993 and 8-1/2% for 1992.



Contributions to the Company's defined contribution plans and its employee stock ownership plan amounted to $489,000 and $292,000 in 1994, $352,000 and $274,000 in 1993, and $255,000 and $250,000 in 1992, respectively.


The Company provides OPRBs to certain employees. The following tables set forth the accumulated postretirement benefit obligation and net periodic postretirement benefit cost amounts recognized in the Company's consolidated financial statements at December 31:
                                    1994              1993
                                        (in thousands)
Accumulated post-retirement
  benefit obligation:
    Active employees             $ 10,710          $ 11,623
    Retired employees               6,495             6,012
                                   17,205            17,635
Unrecognized transition
  obligation                      (14,869)          (15,694)
Unrecognized gain                   1,450                81
Accrued postretirement
  benefit cost                    $ 3,786           $ 2,022

Net periodic postretirement benefit costs for the years ended December 31 include the following components:
                                    1994              1993
                                        (in thousands)
Service cost - benefits
  earned during year              $   555           $   462
Interest cost on accumulated
  postretirement benefit
  obligation                        1,271             1,322
Amortization of transition
  obligation                          826               826
Net periodic postretirement
  benefit cost                    $ 2,652           $ 2,610

The weighted-average discount rate used to measure the accumulated postretirement benefit obligation was 8-1/2% and 7-1/4% for the years ended December 31, 1994 and 1993, respectively. The Company used premium growth rates to compute assumed healthcare cost trend rates. In 1994, these rates ranged from 12-1/5% in 1994 to 5-1/4% in 2001 and thereafter and in 1993 these rates ranged from 13% in 1993 to 5-1/4% in 2000 and thereafter. Had these healthcare cost trend rates been higher by 1%, the net periodic postretirement benefit cost would have been higher by $207,000 in 1994 and the accumulated postretirement benefit obligation would have been higher by $1,516,000 in 1994.
Segment Information
The Company's operations include two business segments: regulated water utilities and unregulated utility-related services. The water utilities segment includes the operations of the Company's two water utility subsidiaries. The utility-related services segment provides utility line locating services, data processing and billing and payment processing, and other utility-related services to both unaffiliated utilities and to the Company's water utilities. Intersegment activity primarily represents certain operating cost allocations between affiliates.
Identifiable assets are those assets used exclusively in the operations of each business segment. Corporate assets are principally comprised of cash and certain property held for sale.



The following table shows operating revenues, operating earnings and other summary financial information by segment as of and for the year ended December 31, 1994 and 1993. For the year ended December 31, 1992, the Company's operations were primarily related to water utilities and, accordingly, information by segment is not presented.

                                   Utility-
                         Water     Related      Corporation
                       Utilities   Services      and Other       Consolidated
     1994                            (in thousands)
Operating revenues:
  Unaffiliated         $ 73,131   $ 36,016       $     -         $  109,147
  Affiliated                 87      4,147         (4,234)               -
    Total                73,218     40,163         (4,234)          109,147
Operating earnings       26,402      3,827             -             30,229
Depreciation              6,017      1,803             -              7,820
Identifiable assets     297,354     32,335          5,981           335,382
Capital expenditures     23,462      4,774             20            28,256

                                   Utility-
                         Water     Related      Corporation
                       Utilities   Services      and Other       Consolidated
     1993                            (in thousands)
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
Commitments and Contingencies
Pursuant to the 1986 Amendments of the Safe Drinking Water Act, the United States Environmental Protection Agency (EPA) continues to propose new drinking water standards and requirements which, if promulgated, could be costly and require substantial changes in current operations of the Company. The outcome of the EPA's proposals are uncertain at this time. Additionally, the Indiana Department of Environmental Management issues permits for discharges from the Company's treatment stations, the terms and limitations of which can, and may well be, onerous and expensive.
On August 10, 1994, the Commission approved the merger of Indianapolis Water Company (IWC) and Zionsville Water Corporation and an immediate increase in their combined rates of approximately $1.3 million or 2%. IWC had requested an increase in combined annual revenues of $8.9 million, or 14%.
The Commission deferred increasing IWC's rates to cover implementation of accrual accounting for OPRBs, in accordance with SFAS 106, pending a determination of an appropriate restricted fund for the related revenues.
The rate effect of such higher costs should amount to approximately $1.7 million (3% of the requested 14% increase in combined annual revenues). That annual amount, with the Commission's authorization, is now being deferred as a regulatory asset and should ultimately be recoverable over a period not to exceed 20 years. On October 11, 1994, IWC filed testimony with the Commission proposing a grantor trust to hold OPRB-related funds. The Utility Consumer Counselor (UCC), representing ratepayers, filed testimony in opposition to IWC's proposal, arguing that it was not sufficiently restrictive. IWC filed testimony in rebuttal to that of the UCC on December 16, 1994. This matter has not yet been heard or resolved.
On September 23, 1994, IWC filed a petition with the Commission for approval of a new schedule of rates and charges. The increase in revenues sought by IWC is approximately $5 million, or 8%, based on water consumption for the 12 months ended June 30, 1994. IWC prefiled evidence in support of the request on November 21, 1994. The UCC is required to prefile its evidence on or before March 13, 1995. Hearings in this case are scheduled to begin on April 10, 1995.
On September 23, 1994, IWC also filed a petition with the Commission to issue on or before December 31, 1996, up to $30 million in principal amount of long -term debt, preferred stock and common equity capital. Proceeds from the issuance of these securities will be used for the construction, extension and improvement of its facilities, plant and distribution system and the discharge or refunding of short-term debt and higher cost long-term debt. This matter has been set for a March 9, 1995, hearing by the Commission. The timing and amount of the securities to be issued, if approved, will be based on fund requirements and market conditions.
In January 1994, the Company entered into agreement with four key executives. The agreements provide that in the event of change of control of the Company, each executive vests in a three-year employment contract at his then existing level of compensation.

Quarterly Financial Data (Unaudited)
                                         Quarters
























































                           First       Second       Third       Fourth
                             (in thousands, except per share data)
    1994
Operating revenues       $ 21,359     $ 28,700    $ 32,106    $ 26,982
Operatng earnings           3,513        8,596      11,218       6,902
Net earnings             $    423     $  3,227    $  4,238    $  2,254
Net earning per common
  and common equivalent
  share:                 $    .06     $    .47    $    .61    $    .33

    1993
Operating revenues (a)   $ 15,680     $ 18,501    $ 25,916    $ 22,224
Operating earnings (a)      4,208        6,473       8,878       6,219
Net earnings             $    954     $  2,461    $  3,427    $  2,534
Net earning per common
  and common equivalent
  share                  $    .15     $    .38    $    .51    $    .37

(a) Certain reclassifications have been made to conform with classifications adopted for reporting of segment information beginning December 31, 1993. These reclassifications did not have a material effect on the quarterly results as originally reported.
INDEPENDENT AUDITORS. REPORT
The Board of Directors
and Shareholders
IWC Resources Corporation:
We have audited the accompanying consolidated balance sheets of IWC Resources Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders. equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWC Resources Corporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.
As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.


Indianapolis, Indiana
January 26, 1995


Selected Financial Data
The selected consolidated financial data presented below has been derived from and should be read in conjunction with the Company's Consolidated
Financial Statements and related Notes thereto included elsewhere in this report.




Summary of Operations Data:
                                                Year Ended December 31,
                           1994          1993          1992          1991          1990
                                         (in thousands, except per share data)
Operating revenues     $ 109,147      $ 82,321      $ 63,452     $  59,930      $ 53,630
Operating earnings        30,229        25,778        23,183        21,046        19,529
Cumulative effect of
  accounting change           -             -             -          1,280            -
Net earnings           $  10,142      $  9,376      $  8,113     $   9,017      $  5,833
Per common
  and common equivalent
  share:
    Earnings before
      cumulative effect
      of accounting
      change                1.47          1.41          1.27          1.45          1.11
    Cumulative effect
    of accounting
    change                    -             -             -            .24            -
      Net earnings     $    1.47      $   1.41      $   1.27     $    1.69      $    1.11
Cash dividends per
  common share         $    1.40      $   1.40      $  1.395     $    1.38      $    1.38
Average number of
  common and common
  equivalent shares
  outstanding              6,901         6,658         6,379         5,335          5,251

Summary of Balance Sheet Data:
                                                    December 31,
                           1994          1993          1992          1991          1990
                                                  (in thousands)
Operating revenues      $109,147      $ 82,321      $ 63,452      $ 59,930      $ 53,630

Utility plant, net      $275,094      $260,663      $253,786      $243,573      $234,213
Total assets             335,382       312,443       275,112       279,608       253,942
Capitalization:
 Long-term debt
  (excluding current
  portion)              $ 98,225      $ 85,375      $ 86,275      $ 72,675      $ 91,675
 Preferred stock of
  subsidiary and
  redeemable preferred
  stock                    5,705         5,705         4,505         4,505         4,505
 Common shareholders'
  equity                  78,938        77,014        67,205        66,695        48,246
   Total capitalization $182,868     $ 168,094    $  157,985      $143,875      $144,426

Management.s Discussion and Analysis of Financial Condition and Results of Operations General
The most significant changes in the consolidated financial condition and results of operations of IWC Resources Corporation and subsidiaries (Company) are attributable to the combined operations of its two segments: (1) water utilities and (2) utility-related services. These segments are discussed more fully in Notes to Consolidated Financial Statements, Segment Information. Beginning in 1993, the Company has grouped its operations according to major segments. The Company acquired SM&P Utility Resources, Inc. (formerly SM&P Conduit Co., Inc.) (SM&P) in June 1993. As a result of this acquisition, many of the differences between results of operations for 1994, 1993 and 1992 are primarily due to SM&P operations, which are included in the utility-related services segment. The major fluctuations in the utility-related services segment are primarily due to 12 months of SM&P's operations in 1994 as compared to six months of operations in 1993; the following discussion and analysis will concentrate primarily on the results of operations of the water utilities segment.
1994 Compared to 1993
Operating revenues increased $26,826,000 (32.6%) of which $18,034,000 is applicable to the utility-related services segment. The increase in water utilities segment revenues of $5,181,000, excluding $3,611,000 in income taxes collected from developers, represents an 8.1% increase over 1993, and is primarily due to an 8.8% increase in total water consumption, reflecting more normal weather conditions experienced during summer 1994 as compared to conditions experienced during summer 1993. Water consumption is affected by the frequency and pattern of rainfall, temperatures, the level of economic activity, and conservation efforts.
For 1994, residential revenues increased $3,187,000 (7.7%), commercial and industrial revenues increased $2,544,000 (14.1%), and public fire protection and other revenues decreased $550,000 (11.5%). The decrease in public fire protection and other revenues is primarily due to billing metered customers rather than municipalities for certain public fire protection charges after June 30, 1993.
Operation and administration expenses increased $19,200,000 (43.6%) of which $16,028,000 is applicable to the utility-related services segment. The increase in water utilities segment expenses of $3,172,000 which is discussed below represents a 10.0% increase over 1993 and is primarily due to the effects of inflation on the Company's costs and other factors. Labor expenses increased $435,000 (3.3%) mainly due to a general wage increase, effective January 1, 1 994. Power costs increased $181,000 (7.0%) primarily due to increased pumpage. Chemical costs increased $454,000 (60.1%) primarily due to increased usage and higher chemical costs. Materials and transportation costs increased $477,000 (22.6%) largely due to an increase in maintenance activities. The cost of outside services increased $279,000 (4.8%) chiefly due to an increase in consulting and other services. Insurance expense increased $1,009,000 (30.8%) reflecting higher health and general liability insurance premium costs and nonrecurring credits recognized in 1993. Regulatory expenses decreased $97,000 (33.5%) primarily due to decreased rate case expenses. Costs of the Company's pension and other benefit plans increased $841,000 (54.5%) primarily due to the higher costs of benefits provided.
In 1994 the operating margin (operating revenues less operation and administration expenses) in the utility-related services segment was $7,535,000 (20.9%) compared to $5,529,000 (30.8%) in 1993. The reduction in the operating margin percent is primarily due to additional expenses incurred necessary to service the expansion of SM&P's business in 1994.




















































Depreciation increased $1,264,000 (19.3%) of which $1,004,000 is applicable to the utility-related services segment. The increase in water utilities segment depreciation of $260,000 represents a 4.5% increase over 1993, and is primarily due to additional plant placed in service.
Taxes other than income taxes increased $1,911,000 (32.4%) of which $1,111,000 is applicable to the utility-related services segment. The remaining increase of $800,000 applicable to the water utilities segment is primarily due to an increase in property taxes resulting from additional plant in service.
The increase in interest expense, net, of $664,000 (9.1%) is largely due to the combined effects of higher average debt outstanding and higher interest rates. Other, net, increased $474,000 primarily due to pretax earnings of an unconsolidated partnership interest.
Income taxes increased $3,396,000 (36.4%) primarily due to $3,611,000 in income taxes collected from developers. 1993 Compared to 1992
Operating revenues increased $18,869,000 (29.7%) of which $17,982,000 is applicable to the utility-related services segment. The increase in water utilities segment revenues of $887,000 represents a 1.4% increase over 1992, and is primarily due to a slight increase in total water consumption, reflecting wet weather conditions experienced during the summer months of 1993 and a change in the mix of customers. For 1993, residential revenues increased $880,000 (2.2%), commercial and industrial revenues increased $1,336,000 (8.0%) , and public fire protection and other revenues decreased $1,329,000 (21.7%). The fluctuation in residential revenues and public fire protection and other revenues is primarily due to billing metered customers rather than municipalities for certain public fire protection charges after June 30, 1993.
Operation and administration expenses increased $14,312,000 (48.1%) of which $12,453,000 is applicable to the utility-related services segment. The increase in water utilities segment expenses of $1,859,000 which is discussed below represents a 6.2% increase over 1992 and is primarily due to the effects of inflation on the Company's costs. Labor costs increased $841,000 (6.3%) mainly due to a general wage increase, effective January 1, 1993. Chemical costs increased $66,000 (9.6%) primarily due to increased usage and higher chemical costs. The cost of outside services increased $575,000 (19.1%) chiefly due to an increase in consulting and other services. Costs of the Company's pension and other benefit plans increased $92,000 (6.1%) primarily due to the higher cost's of benefits provided.
Depreciation increased $1,240,000 (23.3%) of which $799,000 is applicable to the utility-related services segment. The increase in water utilities segment depreciation of $441,000 represents an 8.3% increase over 1992, and is primarily due to additional plant placed in service and an increase in the composite depreciation rate from 1.76% to 1.9% effective June 10, 1992.
Taxes other than income taxes increased $722,000 (13.9%) which is net of a $72,000 (1.4%) decrease in such expenses for the water utilities segment. The decrease is primarily due to a reduction in property taxes following an appeal.
The increase in interest expense, net, of $358,000 (5.2%) is largely due to the effects of an increase in short-term debt of $13,700,000 in connection with the SM&P acquisition. Other, net, decreased $714,000 (76.8%) primarily due to including earnings from certain non-utility subsidiaries in operating earnings during 1993.
Liquidity and Capital Resources
At the present time, the majority of the Company's business activities are conducted through its water utilities. In June 1993, the Company acquired SM&P which diversified the Company's operations. The Company may, in the future, become involved in other water utilities and utility-related activities through the acquisition or formation of additional subsidiaries. The source of capital to finance these subsidiaries will be determined at the time they are established or acquired. However, the Company does not intend to enter into any business that would impair the Company's primary commitment to maintain and develop its water utilities to meet the current and future needs of its customers.
Cash Flows from Operating Activities
Cash flows from operating activities result primarily from net earnings adjusted for non-cash items such as depreciation and deferred taxes and changes in operating assets and liabilities. The seasonal nature of the Company's business typically results in higher operating revenues in the second and third quarters of the year than in the first and fourth quarters. Fluctuations in accounts payable and accrued expenses result primarily from property taxes and timing of payments, whereas federal income taxes vary with pretax earnings and the level of taxable customer advances for construction received by the Company.



























































Cash flows from investing activities fluctuate primarily as a result of additions to utility plant and other property and the level of customer advances for construction, net of refunds. In June 1993, the Company used the proceeds from additional short-term borrowings of $13,700,000 to acquire the net assets of SM&P.
During 1994 and 1993, the Company added $28,256,000 and $18,988,000
(including $5,021,000 from the acquisition of SM&P), respectively, to utility plant and other property. The Company continues to experience significant growth in its distribution system. Approximately 113 miles of new mains were placed in service in 1994 compared with approximately 58 miles during 1993. The Company received approximately $9,200,000 in new customer advances for construction of new mains in 1994 and over $5,700,000 in 1993. Such advances are subject to refund over a ten-year period based on the addition of new customers to the constructed mains. The Company refunded approximately $2,200,000 during both 1994 and 1993.



















































Cash Flows from Financing Activities
Cash flows from financing activities consist primarily of the Company's borrowings, dividend payments and sales of common stock. The Company utilizes borrowings against its lines of credit with local banks for its short-term cash needs.
In January 1992, the Company used net proceeds from the Company's stock offering in December 1991 to prepay $3,700,000 in principal amount of its 12-7/8% Series Bonds, plus applicable redemption premiums of $298,000. In January 1993 and January 1994, the Company prepaid an additional $1,100,000 and $1,200,000 , respectively, in principal amount of these bonds at premiums of $80,000 and $77,000, respectively. In February 1995, the Company gave required notice to prepay in March 1995 an additional $1,150,000 in principal amount of these bonds at a premium of $65,000. Funds used to prepay the amounts in 1995, 1994 and 1993 were derived from proceeds of the sale of common shares through the Company's Dividend Reinvestment and Stock
Purchase Plan.
During March 1994, the Company issued $14,000,000 of 6.31% Senior Notes due March 15, 2001. Proceeds from these notes were used to repay $13,700,000 in short-term notes with banks incurred for the acquisition of SM&P.
IWC filed a petition with the Commission to issue on or before December 31, 1996, up to $30 million in principal amount of long-term debt, preferred stock and common equity capital. This petition is currently pending before the Commission.
Approximately 95%, 99%, and 110% of net earnings applicable to common and common equivalent shares were declared payable in cash dividends during 1994, 1993, and 1992, respectively. Long-term debt, as a percentage of total capital and long-term debt, increased to 55.4% at December 31, 1994, compared to 52.6% at December 31, 1993, and 56.2% at December 31, 1992. The increase in 1994 in the "debt ratio" was primarily due to the net effects of the issuance of new long-term debt of $14,000,000, issuance of common stock through the Company's dividend reinvestment and restricted stock plans of $1,239,000 and an increase in retained earnings of $486,000.
During 1994, the Company increased its lines of credit for working capital purposes to $23,200,000; borrowings under the lines were $17,070,000 at December 31, 1994.
Capital Expenditures
Capital expenditures for 1995 are budgeted at approximately $33,000,000 and will be financed primarily from internally generated cash, customer advances for construction, short-term bank borrowings, and long-term financing. Capital expenditures for the five-year period 1995 through 1999 are budgeted at approximately $111,000,000 with the major portion for new mains and distribution and plant facilities. The Company anticipates that it will be necessary during the five-year period 1995 through 1999 to secure additional outside financing from both short-and long-term debt and equity capital, in order to finance planned capital expenditures and long-term debt maturities. Projected capital expenditures do not include any construction projects that IWC could be required to undertake to comply with legislative or regulatory environmental or water quality requirements that may be imposed in the future. If IWC is required to adopt new methods of water treatment, the costs involved will be substantial. Capital costs are presently estimated at $27,000,000 for ozonation and $105,000,000 for granular activated carbon
(GAC). Additionally , IWC is subject to regulatory requirements regarding discharges from its treatment plants. The Company estimates that the cost to comply with possible cha nges to existing regulatory requirements for discharges could aggregate $34,000,000 for additional facilities and $2,000,000 in increased annual operating costs. Such costs and expenses should be recoverable through water rates, but only after appropriate regulatory action.
Environmental Matters
The Company's utility operations are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency (EPA), the Indiana Department of Environmental Management
(IDEM), the Indiana Water Pollution Control Board and the Indiana Department of Natural Resources. Under the Federal Clean Water Act and Indiana's regulations, the Company must obtain National Pollutant Discharge Elimination System (NPDES) permits for discharges from its White River, Fall Creek, Thomas W. Moses, and the Geist treatment stations. The Company's current NPDES permits were to expire June 30, 1989, for White River and Fall Creek stations, December 31, 1990, for Thomas W. Moses and April 30, 1994, for Geist treatment station. Applications for renewal of the permits have been filed with, but not finalized by, IDEM (these permits continue in effect pending review of the applications). IDEM has authority to impose new requirements and restrictions with respect to these permits and such limitations could be difficult and expensive. The full impact of any such restrictions cannot be assessed with certainty at this time. The Company anticipates, however, that the capital costs and expense of compliance with such restrictions could be significant.























































Under the federal Safe Drinking Water Act (SDWA), the Company is subject to regulation by EPA of the quality of water it sells and treatment techniques it uses to make the water potable. EPA promulgates nationally applicable maximum containment levels (MCLs) for contaminants found in drinking water. Management believes that the Company is currently in compliance with all MCLs promulgated to date. EPA has continuing authority, however, to issue additional regulations under the SDWA, and Congress amended the SDWA in July 1986 to require EPA, within a three-year period, to promulgate MCLs for over 80 chemicals not then regulated. EPA has been unable to meet the three-year deadline, but has promulgated MCLs for many of these chemicals and has proposed additional MCLs.
Management of the Company believes that it will be able to comply with the promulgated MCLs and those now proposed without any change in treatment technique, but anticipates that in the future, because of EPA regulations, the Company may have to change its method of treating drinking water to include ozonation and/or GAC. In either case, the capital costs could be significant (currently estimated at $27,000,000 for ozonation and $105,000,000 for GAC), as would be the Company's increase in annual operating costs (currently estimated at $1,400,000 for ozonation and $5,600,000 for GAC). Actual costs could exceed these estimates. The Company would expect to recover such costs through its water rates; however, such recovery may not necessarily be timely.
Under a 1991 law enacted by the Indiana Legislature, a water utility, including the utility subsidiaries of the Company, may petition the Indiana Utility Regulatory Commission (Commission) for prior approval of its plans and estimated expenditures required to comply with provisions of, and regulations under, the Federal Clean Water Act and SDWA. Upon obtaining such approval, the utility may include, to the extent of its estimated costs as approved by the Commission, such costs in its rate base for ratemaking purposes and recover its costs of developing and implementing the approved plans if statutory standards are met. The capital costs for such new systems, equipment or facilities or modifications of existing facilities may be included in the utility.s rate base upon completion of construction of the project or any part thereof. While use of this statute is voluntary on the part of a utility, if utilized, it should allow utilities a greater degree of confidence in recovering major costs incurred to comply with environmentally related laws on a timely basis.
Rate Case
On August 10, 1994, the Commission approved a merger of Indianapolis Water Company (IWC) and Zionsville Water Corporation and an immediate increase in their combined rates of approximately $1.3 million or 2%. IWC had requested an increase in combined annual revenues of $8.9 million, or 14%.
The Commission deferred increasing IWC's rates to cover implementation of accrual accounting for postretirement benefits other than pensions (OPRB), in accordance with SFAS 106, pending a determination of an appropriate restricted fund for the related revenues. The rate effect of such higher costs should amount to approximately $1.7 million (3% of the requested 14% increase in combined annual revenues). That annual amount, with the Commission's authorization, is now being deferred as a regulatory asset and should ultimately be recoverable over a period not to exceed 20 years. On October 11, 1994, IWC filed testimony with the Commission proposing a grantor trust to hold OPRB-related funds.
The Utility Consumer Counselor (UCC), representing ratepayers, filed testimony in opposition to IWC.s proposal, arguing that it was not sufficiently restrictive. IWC filed testimony in rebuttal to that of the UCC on December 16, 1994. This matter has not yet been heard or resolved.
On September 23, 1994, IWC filed a petition with the Commission for approval of a new schedule of rates and charges. The increase in revenues sought by IWC is approximately $5 million, or 8%, based on water consumption for the 12 months ended June 30, 1994. IWC prefiled evidence in support of the request on November 21, 1994. The UCC is required to prefile its evidence on or before March 13, 1995. Hearings in this case are scheduled to begin on April 10, 1995.
On September 23, 1994, IWC also filed a petition with the Commission to issue on or before December 31, 1996, up to $30 million in principal amount of long-term debt, preferred stock and common equity capital. Proceeds from the issuance of these securities will be used to replenish IWC's treasury in order to have funds available for the construction, extension and improvement of its facilities, plant and distribution system and the discharge or refunding of short-term debt and higher cost long-term debt. This matter has been set for a March 9, 1995, hearing by the Commission. The timing and amount of the securities to be issued, if approved, will be based on fund requirements and market conditions.
Trends, Inflation and Changing Prices
Under normal conditions and particularly during periods of inflation, water utility revenues from increased water consumption will not keep pace with the increase in operating costs. Therefore, periodic water rate and service charge adjustments are necessary, with the frequency of such increases being partially determined by the amount of inflation.
Results for any interim period are not indicative of results to be expected for the year. Typically, the seasonal nature of the Company's business results in a higher proportion of operating revenues being realized in the second and third quarters of the year than the first and fourth quarters of the year. Shareholder Information
















































Annual Meeting
The annual meeting of shareholders will be held at IWC Resources Corporation's General Office, 1220 Waterway Boulevard, Indianapolis, Indiana, at 11:00 a.m . (EST) on Thursday, April 20, 1995. Notice of the meeting, a proxy statement and a form of proxy were mailed on or about March 10, 1995, to all shareholders of record March 6, 1995.
Form 10-K and Financial Information
A copy of the Company's annual report on Form 10-K (including financial statements, but without exhibits) filed with the Securities and Exchange Commission is available without charge upon request. Requests should be addressed to the Shareholder Relations Department, IWC Resources Corporation, P. O. Box 1220, Indianapolis, Indiana 46206.
Dividend Reinvestment and Share Purchase Plan
The Dividend Reinvestment and Share Purchase Plan (the "Plan.) provides a convenient way to purchase common shares of the Corporation's stock and without payment of any brokerage or other fees. In addition, effective March 10, 1995, the "Plan" provides for a 3% discount from the current average market price on reinvested dividends and optional cash purchases. Holders of record of common shares, any series of the Corporation's special shares, certain employees a nd utility customers of the Corporation or its subsidiaries are eligible to participate. Participants in the plan can automatically reinvest cash dividends on all shares registered in their names; reinvest cash dividends on less than all shares and continue to receive cash dividends on the remaining shares in their names; invest by making optional cash purchases of common shares in any amount in excess of $100 ($10 in the case of employees). Brokers, nominees, and investment companies are not eligible to elect these options.
A prospectus describing the "Plan" is available upon request by writing or calling the Shareholder Relations Department, (317) 263-6407.
Shareholder Inquiries
Shareholders with questions concerning their accounts, dividend checks, or stock certificates should contact the Company's stock transfer and dividend disbursing agent as follows:
BANK ONE, INDIANAPOLIS, NA
BANK ONE CENTER/TOWER
111 Monument Circle, Suite 1611
Indianapolis, Indiana  46204
(800) 753-7107 or (317) 321-8110
Stock Statistics
The common stock of the Company is traded over-the-counter under the NASDAQ National Market System symbol of IWCR.
The following table sets forth, on a per-share basis, the high and low sale prices of the Company's common stock and dividends paid per share during the last two years. Common Stock
                                                          Dividends
                                                          Declared
                              High         Low           Per Share
       1994
Fourth Quarter             $ 21 1/2     $ 18 1/2            35
Third Quarter                20 1/2       17 3/4            35
Second Quarter               22 1/4       19 1/4            35
First Quarter                23           20 3/4            35

     1993
Fourth Quarter               24           20 3/4            35
Third Quarter                24           21 1/2            35
Second Quarter               23 1/4       21                35
First Quarter                23 3/4       20 3/4            35

Distribution of Shareholders December 31, 1994, of Record
                                           Other
                                           States
                                         & Foreign
                              Indiana     Countries       Total
Holders                        3,435        1,329         4,764
                                  72%          28%
Shares                     3,009,320    3,876,951     6,886,271
                                  44%          56%


IWC Resources Corporation




Board of Directors
Joseph D. Barnette, Jr.
Chairman and Chief Executive Officer
Banc One Indiana Corporation

Thomas W. Binford
Chairman
Binford, Miles, Rodgers and Associates
Indianapolis

Robert A. Borns
Chairman of the Board
Borns Management
Indianapolis

Joseph R. Broyles*
President and Chief Operating Officer
Indianapolis Water Company

Murvin S. Enders
President
Team Enders, Inc.
Indianapolis

Otto N. Frenzel III*
Chairman of the Board
National City Bank, Indiana
Indianapolis

Elizabeth Grube
Personal Investments
Indianapolis

J. B. King
Vice President and General Counsel
Guidant Corporation
Indianapolis

Robert B. McConnell*
Chairman of the Executive Committee
IWC Resources Corporation
 and Indianapolis Water Company

J. George Mikelsons
Chairman of the Board and
 Chief Executive Officer
Amtran, Inc.
Indianapolis

Thomas M. Miller*
Associate
Schenkel, McVey & Associates














Indianapolis

James T. Morris*
Chairman of the Board and
 Chief Executive Officer
IWC Resources Corporation
 and Indianapolis Water Company

Jack E. Reich*
Chairman of the Board Emeritus
American United Life Insurance Company
Indianapolis

Fred E. Schlegel
Partner
Baker & Daniels, Attorneys
Indianapolis

 *Member of Executive Committee

IWC Resources Corporation
Officers
James T. Morris
Chairman of the Board,
Chief Executive Officer and President

J. A. Rosenfeld
Executive Vice President

Kenneth N. Giffin
Senior Vice President -
Governmental Relations and Real Estate

John M. Davis
Vice President, General Counsel
 and Secretary

Alan R. Kimbell
Vice President - Marketing

James W. Shaffer
Vice President - Corporate Affairs

James P. Lathrop
Controller

Jane G. Ryan
Assistant Secretary

Indianapolis Water Company
Officers
James T. Morris














Chairman of the Board
 and Chief Executive Officer

Joseph R. Broyles
President and Chief Operating Officer

Paul J. Doane
Executive Vice President

J. A. Rosenfeld
Executive Vice President

Kenneth N. Giffin
Senior Vice President -
Governmental Relations

John M. Davis
Vice President, General Counsel and Secretary

Robert F. Miller
Vice President - Engineering

David S. Probst
Vice President - Business Development

Tim K. Bumgardner
Vice President - Operations

James W. Shaffer
Vice President - Corporate Affairs

Martha L. Wharton
Vice President - Customer Service

L. M. Williams
Vice President - Human Resources

James P. Lathrop
Assistant Treasurer

Jane G. Ryan
Assistant Secretary

SM&P Utility Resources, Inc. Officers
James T. Morris
Chairman of the Board

Daniel S. Baker
President

J. A. Rosenfeld
Executive Vice President and Treasurer















Mark T. McNulty
Vice President and General Manager

John M. Davis
Corporate Secretary

Hanne Konnersman
Corporate Controller &
 Assistant Secretary
Utility Data Corporation Officers
James T. Morris
Chairman of the Board and President

James D. Kiefner
Executive Vice President

J.A. Rosenfeld
Vice President and Treasurer

Martha L. Wharton
Vice President - Customer Service

Arthur K. Smith
Vice President - Data Services

John M. Davis
Corporate Secretary

James P. Lathrop
Assistant Secretary and
 Assistant Treasurer