Form 10-K, Exhibit 13
period 1995-12-31
IWC RESOURCES CORP
filed 1996-03-28
CIK 790523

1995 Annual Report
IWC RESOURCES CORPORATION

TABLE OF CONTENTS
                                                  Page(s)
Letter to Shareholders                            2-3
The Company's Business                            4
Comparative Highlights                            5
IWC Utilities                                     6-15
IWC Industries                                    16-19
Financial Review                                  21
Consolidated Balance Sheets                       22-23
Consolidated Statements of Shareholders' Equity        24
Consolidated Statements of Earnings               25
Consolidated Statements of Cash Flows             26
Notes to Consolidated Financial Statements             27-38
Independent Auditors' Report                      39
Selected Financial Data                           40
Management's Discussion and Analysis of Financial
  Condition and Results of Operations             41-46
Shareholder Information                           47
Company Officers                                  48
Board of Directors                                49

OUR MISSION IS CLEAR
IWC Resources Corporation will provide its customers with superior products and outstanding service, while offering our shareholders the highest possible current return consistent with a long-term financial view. We will actively participate in the economic growth and social well-being of the communities in which we operate, and will create and maintain a healthy, safe, and challenging work environment for our employees by offering ample opportunities for personal growth and development.
We will continue to stress comprehensive long-range planning as essential to meeting the challenges of the future, and will manage and utilize our corporate resources to encourage community growth and vitality, while ensuring a quality environment.
In August 1995, IWC Resources Corporation merged with Miller Pipeline Corporation and reorganized into two divisions. IWC Utilities was established to manage primarily regulated-utility businesses. IWC Industries was formed to manage the other utility-related service companies.


SHAREHOLDER LETTER
Dear Shareholder:
IWC Resources Corporation (Company) had its best year ever in 1995. Total revenues increased from $111,379,000 in 1994 to $147,065,000 in 1995, while earnings per share increased 11-1/2% from $1.47 to $1.64, respectively.
Many good things happened during the year that positioned the Company for future growth and success in 1996 and beyond. On August 22, 1995, the Miller Pipeline Corporation was merged into the Company as a wholly owned subsidiary. Miller Pipeline is one of the nation's most highly respected installers of pipelines. While its primary customers are gas companies, it also provides service for water and wastewater utilities, and is acknowledged as a leader in infrastructure repair and replacement.
Miller Pipeline's commitment to customer service is extraordinary. Don Miller, the corporation's founder, built a first-rate business, which the Company is privileged and honored to include among its family of companies. Miller enjoyed a very good year financially in 1995 and contributed substantially to Company profits.
The addition of Miller Pipeline led to an internal reorganization of the Company's various businesses into two divisions; IWC Utilities and IWC Industries.
IWC Industries includes Miller Pipeline and SM&P Utility Resources, Inc. SM&P had spectacular growth in 1995, with a revenue increase of 22%. Profits did not grow proportionately, but the Company is highly optimistic that SM&P will contribute to earnings in a substantial way again in 1996. Joe Broyles, formerly president of the Indianapolis Water Company, serves as president of IWC Industries.
IWC Utilities includes the Indianapolis Water Company, Harbour Water Corporation, IWC Services, Inc., Utility Data Corporation, and Waterway Holdings, Inc. J. A. Rosenfeld, formerly executive vice president and chief financial officer of the Company, is serving as this division's president. Each of these individual companies made meaningful contributions to the Company's record year.
The Indianapolis Water Company (IWC) settled rate cases in April and May 1995 before the Indiana Utility Regulatory Commission. The settlements contributed to the Company's strong performance. IWC added 91 miles of new main to its system and increased its customers by 5,773. The company operated in a highly satisfactory way in 1995 and offered high quality water service to its customers. It is superbly well-prepared for the future growth in the area.
Utility Data Corporation continued to provide outstanding customer service support to a variety of municipal and utility customers. It was engaged in 1995 to provide solid waste billing service for the city of Indianapolis, and water, sewer, and electric billing services to the city of Bargersville. IWC Services, Inc., through its majority ownership of the White River Environmental Partnership, delivered exceptional service to the city of Indianapolis through operation of the city's two advanced wastewater treatment plants. This effort is the hallmark of Mayor Steve Goldsmith's commitment to competition and privatization in local government. Observers come from all around the world to see this endeavor firsthand. Substantial savings were produced for the city of Indianapolis, and the partnership is competing to provide these same services for other municipalities in the midwest.
Waterway Holdings, Inc., experienced a very positive 1995 and exceeded the Company's expectations. Ongoing development opportunities appear good in 1996.
In 1995, the Company instituted a new dimension to the Dividend Reinvestment and Share Purchase Plan. Customers, employees and shareholders are able to purchase Company stock directly from the Company at a 3% discount with no brokerage fee involved. As a result of the program, the Company, thus far, has added approximately 1,944 new shareholders and generated nearly $11 million of new equity capital. The plan has been well-received and the Company looks forward to its ongoing success.
In addition to the promotions of Messrs. Broyles and Rosenfeld, Murvin S. Enders was elected vice president of administrative affairs for the holding Company; Patricia L. Chastain, vice president of community affairs for the Indianapolis Water Company; and Michael B. Stayton, executive vice president for SM&P Utility Resources, Inc. Jay Rosenfeld and Susan O. Conner were added to the board of directors.
I am eager for 1996 to unfold. Each of the businesses appears to be well-prepared for the year and I am optimistic that you will see good growth. At the end of 1995 and during the early weeks of 1996, the stock market recognized the growing value of our Company's stock. Improving our relations with shareholders and the brokerage community are priorities for 1996. We have a fascinating story to tell and will work very hard to share the news. The Company has the strongest possible commitment to high-quality customer service and to deliver safe, healthy, reliable products and services to our customers. We take our responsibility seriously and will do everything possible to fulfill our commitments.
I am very grateful to our shareholders, customers, and an exceptional group of employees that make our Company what it is today.

Sincerely,
James T. Morris
Chairman
February 1996


THE COMPANY'S BUSINESS
The term "Company" in this report, unless otherwise indicated, refers to the consolidated operations of IWC Resources Corporation and its subsidiaries. IWC Resources Corporation is a holding company. The Company owns and operates seven subsidiaries, including two waterworks systems, which supply water for residential, commercial, and industrial uses, and fire protection service in Indianapolis, Indiana, and surrounding areas. The territory served by the two utilities covers an area of approximately 309 square miles which includes areas in Marion, Hancock, Hamilton, Hendricks, Boone, and Morgan counties in central Indiana.
At year's end, the Company's two water utilities -- Indianapolis Water Company and Harbour Water Corporation -- were providing service to approximately 235,000 customers. In addition to the two water utilities, the Company has five other wholly owned subsidiaries: SM&P Utility Resources, Inc. (SM&P), Miller Pipeline Corporation (MPC), Waterway Holdings, Inc., Utility Data Corporation (UDC), and IWC Services, Inc. SM&P performs underground utility locating and marking services in Indiana and other states. MPC's primary function is the installation of underground pipelines for natural gas utilities. In addition, MPC sells products and services related to infrastructure preservation and replacement. The Company, principally through Waterway Holdings, Inc., owns real estate that it expects to sell or develop in the future. UDC provides customer relations, customer billing, and other data processing services for the Company's two water utilities and other water and sewer utilities. IWC Services provides laboratory water testing services, principally for water utilities.
The White River Environmental Partnership (WREP), in which the Company participates through IWC Services as the majority partner (52%), entered into a five-year contract, which commenced in January 1994, to operate and maintain the two advanced wastewater treatment facilities for the city of Indianapolis. WREP is actively seeking new markets and opportunities for contract management service pursuant to expanded governmental privatization efforts.
The Company continues to seek expansion and diversification through the acquisition of other water utilities and other related businesses. It is expected, however, that the water utilities will continue as the majority source of earnings for the Company in the foreseeable future. The utility subsidiaries of the Company are subject to regulation by the Indiana Utility Regulatory Commission, which has jurisdiction over rates, standards of service, accounting procedures, issuance of securities, and related matters. Utility operations are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency, the Indiana Department of Environmental Management, the Indiana Water Pollution Control Board, and the Indiana Department of Natural Resources. There are competitors operating near the Company's system, which include various municipal water utilities as well as privately owned water utilities, some of which purchase water from the Company.


COMPARATIVE HIGHLIGHTS

                          1995      1994     1993      1992    1991
                           (in thousands, except per share data)

Operating revenues    $  147,065   $111,379  84,242  $63,452 $ 59,930

Operating earnings        35,426     30,919  25,994   24,113   22,304

Income taxes              13,820     12,724   9,328    9,197    7,905

Net earnings applicable
   to common and common
   equivalent
   shareholders          $12,192   $ 10,142 $ 9,376 $  8,113  $7,737*

Average number of common
   and common equivalent
   shares outstanding
   during year             7,438      6,901   6,658    6,379    5,335

Per common and common
   equivalent shares:
      Net earnings       $  1.64   $   1.47 $  1.41 $   1.27  $ 1.45*

      Dividends declared    1.40       1.40    1.40    1.395     1.38

Book value                 12.81      11.38   11.20    10.49    10.54

Capital additions         27,914     28,256  13,967   15,751   14,416

Total assets             408,879    335,382 312,443  275,112  279,608

*Excludes cumulative effect of an accounting change of $1,280 or $.24 per common and common equivalent shares


CONNECTING CUSTOMERS
IWC UTILITIES
The establishment of IWC Utilities and IWC Industries in August 1995 provides the Company the opportunity to more effectively manage separate business sectors. IWC Utilities manages the direct utility-regulated and other service companies that include Indianapolis Water Company, Harbour Water Corporation, IWC Services, Inc., Utility Data Corporation, and Waterway Holdings, Inc. J.A. Rosenfeld, former executive vice president and chief financial officer of the Company, was promoted to president of IWC Utilities and Indianapolis Water Company.
Indianapolis Water Company (IWC)
The oldest member in the Company's family of subsidiaries, IWC had the best year ever in its 115-year history serving customers in the metropolitan Indianapolis area. The company's performance significantly contributed to the Company's record year. IWC's service area continues to grow with expansion of the system in 1995, which included 91 miles of new main installed and 5,773 new customers connected to increase the customer base to 232,568.
Settlement of rate case issues in April and May 1995, contributed to the company's strong performance. The company's rate petitions were warranted due to increased operating and capital costs, and issues related to postretirement benefits other than pensions.
In March, the IURC granted IWC authority to issue securities consisting of not more than $18 million of long-term debt and/or preferred equity and at least $12 million in common equity. In September 1995, IWC issued $18 million of 30-year 5.85% First Mortgage Bonds to secure a like amount of Economic Development Bonds, issued by the city of Indianapolis. Proceeds from the issuance of these bonds are being used for the construction, extension and improvement of facilities, plant, and distribution system and to reimburse IWC's treasury for previously made plant capital expenditures. In December 1995, the Company contributed equity capital to IWC in the amount of $10,505,000.
A new four-year agreement was reached in February 1995, between IWC and Local 131 of the Service Employees International Union - Firemen and Oilers Conference, A.F.L.-C.I.O.
Applications for renewal of IWC's permits required under the National Pollutant Discharge Elimination System (NPDES) for the discharge of water treatment residuals from IWC's White River and Fall Creek stations are pending before the Indiana Department of Environmental Management (IDEM). It is expected that the residuals from these plants will be discharged into the city of Indianapolis' sewer system. Experimental discharges of IWC's residuals to the sewer system during the latter half of 1995 and into 1996 allowed IWC and the city of Indianapolis to gain valuable technical information for the design of retention and release facilities at both stations, and to evaluate the potential impact at the city's treatment plant. Completion of testing is scheduled for the end of February 1996, with a final contract with the city to follow if appropriate. Improvements at the White River and Fall Creek stations required to discharge the residuals to the city's sewer system will then be completed in late 1997.
Design of IWC's South Well Field Station, its next major treatment plant, began in June. Construction of the plant is expected to start in May 1996. The plant's first phase will be a 12-million-gallon-per-day (mgd) groundwater treatment plant receiving raw water from nine wells, and a 22-mgd pumping facility designed to send water to the southeastern and western parts of IWC's service area. When completed, the South Well Field Station will be Indiana's largest groundwater treatment plant, with a capacity to treat 48 mgd and pump 75 mgd.
Construction of the new White River Plant Laboratory was started in 1995. This expansion will accommodate the additional equipment and personnel to perform the testing and monitoring required to assure water quality. Remodeling of office and work space for many IWC employees took place during the year, with other improvements planned in 1996. The company employed 351 people at year's end.
Harbour Water Corporation (HWC)
HWC serves areas near Morse Reservoir in Hamilton County, one of Indiana's fastest-growing counties, north of Indianapolis. At the end of 1995, the corporation served 2,722 customers, representing an 8% increase over 1994. The nearby town of Westfield purchased 65.8 million gallons of water from HWC under a long-term water service agreement.


CONNECTING NEIGHBORHOODS
Waterway Holdings, Inc.
Waterway Holdings has contributed to consolidated net earnings in recent years by carefully managed sales of non-utility land. In each of the last three years, revenue of approximately $1,500,000 has been achieved.
In 1996, a new 42-lot residential development near Morse Reservoir is planned, and with some selected sales in the Geist Reservoir area, real estate revenues are expected to increase.
With minimal overhead and sales staff, Waterway Holdings has managed the sale and lease of Company real estate and continues to look for other opportunities for growth consistent with IWC's wellhead and groundwater protection policies.


CONNECTING SERVICES
Utility Data Corporation (UDC)
Utility Data Corporation provides customer billing, customer relations, and data processing services for the Company's water utilities, the city of Indianapolis sewer operations, and similar services for other municipal and private utilities in Indiana. Additionally, UDC markets a line of personal computer software for record-keeping systems for the utility industry. At the end of 1995, over 1,200 programs had been sold.
Several new agreements were reached in 1995. Solid waste billing and customer relations for the city of Indianapolis commenced in January 1996. The town of Bargersville, Indiana, accepted a billing system proposal for approximately 6,000 customers that began in February 1996. The city of Vincennes, Indiana, awarded its stormwater service project that includes a stormwater study and implementation of a quarterly stormwater billing system in 1996.
UDC also provides quarterly billing inserts for customers of Indianapolis Water Company and Harbour Water Corporation.
Two new personal computer software programs were released during the year the manhole inventory management program, and the main/collector sewer management program. UDC is continuing to develop innovative personal computer software as part of its agreement with the American Water Works Association.
UDC employed 60 people at the conclusion of 1995.


CONNECTING RESOURCES
IWC Services, Inc.
IWC Services, Inc. is the majority partner (52%) of the White River Environmental Partnership (WREP), which completed its second year of contract operations and management of the city of Indianapolis' two large advanced wastewater treatment facilities. WREP's contribution to the Company's operating earnings exceeded one-half million dollars. By all operational standards, including effluent quality, minority vendor participation, worker safety, and preventive maintenance, WREP's performance under the Indianapolis contract has been superb.
WREP is currently competing for two major new opportunities in Indiana and Ohio. The partnership is responding to numerous inquiries from mayors and other local officials who face strong pressures to contain costs.
At year's end, WREP had 168 employees operating the Indianapolis advanced wastewater treatment plants. When WREP took over the plants, the employee count was 323.


CONNECTING PRODUCTS & SERVICES
IWC INDUSTRIES
Reorganization in August 1995 established IWC Industries to manage the Company's other utility service businesses. The division was formulated as a result of the merger of Miller Pipeline Corporation into the Company as a wholly owned subsidiary. This merger continued the Company's strategy of diversification into business closely related to utilities. Joseph R. Broyles, former president of the Indianapolis Water Company, was promoted to president of IWC Industries. Besides overseeing activities of MPC, IWC Industries also manages SM&P Utility Resources, Inc.
Miller Pipeline Corporation (MPC)
MPC was founded as a gas line contractor in 1953 and has earned a reputation for quality work and integrity. The corporation has enjoyed steady growth over the years, fueled by an innovative workforce committed to complete customer satisfaction and by ongoing research and development. Although pipeline construction remains MPC's core business, state-of-the-art trenchless pipeline rehabilitation technologies are offered to an emerging marketplace.
Some examples of the technologies offered by MPC aimed at solving pipeline problems for utility, municipal, and industrial customers are: EXPANDIT - pipebursting "trenchless" pipe replacement; INSERTEC/PLUS - advanced live gas insertion for "trenchless" gas main renewal; AMEX 2000 - "Trenchless" inversion lining for gas mains; AMEX-10/WEKO-SEAL - internal joint sealing system; VAC-HOE - vacuum excavation equipment and pipeline rehabilitation techniques; EX METHOD - formed-in-place PVC "trenchless" lining techniques for wastewater.
MPC has a history of building on its successes through management of its resources, serving its customers well, and ongoing market evaluation. MPC is in position to capitalize on the opportunities in the pipeline rehabilitation market.
Dale R. Miller, MPC's president, will be honored in March 1996 as an honorary member of the Distribution Contractors Association (DCA). The organization is recognizing Mr. Miller with its highest honor for ". . . outstanding contributions and tireless service during the better part of the past four decades to the association, to the industry, and as a DCA director, our 20th president and most recently chairman of the DCA Labor Committee."
The merger of MPC made major contributions to the Company's record revenues and net earnings in 1995. The corporation employed 544 people at year's end.


CONNECTING BUSINESSES
SM&P Utility Resources, Inc. (SM&P)
Underground facility locating remains the primary focus of the company. SM&P continues to experience rapid growth. With almost 1,000 employees serving clients in 11 states, SM&P enjoyed a 22% increase in revenues in 1995. However, earnings declined in 1995 as SM&P had to absorb pricing concessions required by several of its major clients, most of whom are in the telecommunications industry.
The location and marking of underground utilities is a very competitive business. Management believes, however, that the company provides better protection from damage than does its competition. As utilities strive to improve their levels of service, we believe that SM&P's assurance of quality will be seen as more and more valuable to them.
In an effort to restore its profitability to historical levels, SM&P has begun partnering with the companies that are the most quality-oriented and need to eliminate their service outages caused by underground damages. As the telecommunications industry continues to restructure under enormous competitive pressures, SM&P is positioning itself to serve the upper quality-oriented end of the market where it can realize reasonable profit margins for quality service delivered at a fair price.
SM&P had 928 employees at the end of 1995 compared to 758 at the conclusion of 1994.


CONNECTING COMMUNITIES
Youth development, education, community involvement, and other civic responsibilities have always been and remain a major focus of the Company's mission. One example is the Company's commitment to the United Way Campaign of Central Indiana. Over the past several years, the Company and its employees have been the top per-capita contributor to the United Way in the Indianapolis corporate community. The Company and its generous employees care a great deal about serving and supporting the communities they serve.


FINANCIAL REVIEW
Consolidated net earnings increased to $12,192,000 for 1995 compared to $10,142,000 for 1994. Improved operating results in the water utilities segment, due primarily to three rate increases, and continued diversification in the utility-related services segment through the merger of Miller Pipeline Corporation (MPC) in August 1995 helped produce record earnings for 1995. As a result, earnings available for common and common equivalent shareholders increased to $1.64 for 1995 compared to $1.47 for 1994. During 1995, the average number of common and common equivalent shares outstanding increased 537,000 shares over 1994 due to the issuance of common shares in August 1995 for the acquisition of MPC and the tremendous success associated with the Company's Dividend Reinvestment and Share Purchase Plan. Cash dividends declared on common shares outstanding totaled $1.40 per share in 1995 and 1994.
Details and a discussion of financial and operating results follow:
Results of Operations
The Company's operations include two business segments: regulated water utilities and unregulated utility-related services. The water utilities segment includes the operations of the Company's two water utility subsidiaries. The utility-related services segment provides utility line locating services, installation, repairs and maintenance of underground pipelines, data processing and billing and payment processing, and other utility-related services to both unaffiliated utilities and to the Company's water utilities. SM&P Utility Resources, Inc. (SM&P) acquired in June 1993 and MPC acquired in August 1995 are included in the utility- related services segment.
Operating Revenues
Total operating revenues were $147,065,000 in 1995 compared to $111,379,000 in 1994. Water utilities segment revenues increased to $80,377,000 in 1995 from $73,524,000 in 1994 primarily due to three rate increases since August 1994. Customer growth also continued in this segment and at the end of 1995, approximately 235,000 customers were being served compared to approximately 229,000 customers at the end of 1994. Utility-related services segment revenues increased to $66,688,000 in 1995 compared to $37,855,000 in 1994 mostly due to the merger of MPC.
Operating Expenses
Total operating expenses were $111,639,000 in 1995 compared to $80,460,000 in 1994. Total water utilities segment operating expenses were $49,973,000 in 1995 compared to $47,497,000 in 1994. The $2,476,000 (5.2%) increase in operating expenses in the water utilities segment is due primarily to increased production costs, largely labor, power and chemical costs, and labor related costs, most significantly the cost of postretirement benefits other than pensions. Depreciation and property taxes also increased due to additional plant placed in service. Utility-related services segment operating expenses were $61,666,000 in 1995 compared to $32,963,000 in 1994. The increase of $10,503,000 (31.9%) (excluding $18,200,000 applicable to
MPC) is due primarily to the expansion of business. SM&P realized a 22% increase in its operating revenues which required the addition of approximately 170 employees to its workforce. As a result, labor costs and related fringe benefits, transportation costs, and cable cuts increased significantly. During 1996, SM&P is positioning itself to reduce costs and focus on increased profitability.


IWC Resources Corporation and Subsidiaries
Consolidated Balance Sheets
December 31, 1995 and 1994
ASSETS
                                                1995      1994
                                                (in thousands)
Current assets:
   Cash and cash equivalents               $  1,771       $  2,889
   Accounts receivable, less allowance
        for doubtful accounts of $327
        and $190                             21,092         10,124
   Materials and supplies, at cost            3,194          2,257
   Other current assets                       4,370          1,099
        Total current assets                 30,427         16,369
Utility plant:
   Utility plant in service                 362,610        343,488
   Less accumulated depreciation             81,594         75,801
        Net plant in service                281,016        267,687
   Construction work in progress              7,855          7,407
        Utility plant, net                  288,871        275,094
Construction funds held by Trustee           14,260             --
Other property, net                          32,909         13,053
Goodwill, net of accumulated amortization    23,776         16,964
Deferred charges and other assets            18,636         13,902

                                           $408,879       $335,382

LIABILITIES AND SHAREHOLDERS' EQUITY
                                               1995           1994
                                                   (in thousands)
Current liabilities:
   Notes payable to banks                  $ 30,589       $ 17,674
   Current portion of long-term debt             --          1,150
   Accounts payable and accrued expenses     20,282         16,551
   Customer deposits                          1,369          1,126
        Total current liabilities            52,240         36,501

Long-term obligations:
   Long-term debt, less current portion     113,375         98,225
   Customer advances for construction        51,606         48,750
   Other liabilities                          9,346          6,079
        Total long-term obligations         174,327        153,054

Deferred income taxes                        37,347         31,003
Contributions in aid of construction         32,932         30,181
Preferred stock of subsidiary and
   redeemable preferred stock                 5,705          5,705
Shareholders' equity (in thousands):
   Common stock, authorized 10,000
        common shares; 8,247 and 6,886
        issued and outstanding in
        1995 and 1994                        86,575         60,540
   Retained earnings                         20,321         18,398
                                            106,896         78,938
   Less unearned compensation                   568             --
        Total shareholders' equity          106,328         78,938
Commitments and contingencies
                                           $408,879       $335,382

The accompanying notes are an integral part of the consolidated financial statements.

IWC Resources Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years ended December 31, 1995, 1994 and 1993
                                                                                Total
                                      Common Stock      Retained    Unearned  Shareholers'
                                   Shares       Amount  Earnings  Compensation  Equity


Balance at December 31, 1992      6,407,591   $ 49,728 $17,826    $  (349)    $    67,205
   Net earnings                                          9,376                      9,376
   Dividends - $1.40 per share:
    Common stock                                        (9,254)                    (9,254)
    Redeemable preferred stock                             (36)                       (36)
   Common stock issued:
    Acquisition of subsidiary       356,991      8,300                              8,300
    Dividend Reinvestment Plan       55,646      1,236                              1,236
    Restricted Stock Plan             1,725         37                (37)
   Compensation expense                                               187             187
Balance at December 31, 1993      6,821,953     59,301  17,912       (199)         77,014
   Net earnings                                         10,142                     10,142
   Dividends - $1.40 per share:
    Common stock                                        (9,620)                    (9,620)
    Redeemable preferred stock                             (36)                       (36)
   Common stock issued:
    Dividend Reinvestment Plan       59,257      1,159                              1,159
    Restricted Stock Plan, net
      of 16,189 shares
      tendered for tax
      withholding and then
      retired                         5,061         80                (80)
   Compensation expense                                               279             279

Balance at December 31, 1994      6,886,271     60,540  18,398                     78,938
   Net earnings                                         12,192                     12,192
   Dividends - $1.40 per share:
    Common stock                                       (10,233)                   (10,233)
    Redeemable preferred stock                             (36)                       (36)
   Common stock issued:
    Acquisition of subsidiary       755,148     14,348                             14,348
    Dividend Reinvestment Plan      576,473     10,809                             10,809
    Restricted Stock Plan            29,461        878               (878)
   Compensation expense                                               310             310

Balance at December 31, 1995      8,247,353   $ 86,575 $20,321    $  (568)       $106,328

The accompanying notes are an integral part of the consolidated financial statements.

IWC Resources Corporation and Subsidiaries
Consolidated Statements of Earnings
Years ended December 31, 1995, 1994 and 1993

                                     1995         1994         1993
                                       (in thousands, except per share data)
Operating revenues:
  Water utilities                  $80,377      $73,524      $64,583
  Utility-related services          66,688       37,855       19,659
                                   147,065      111,379       84,242
Operating expenses:
  Operation and administration:
    Water utilities                 37,352       35,573       32,074
    Utility-related services        54,172       28,120       13,037
  Amortization of acquisition
    costs                            1,198        1,126          674
  Depreciation                       9,527        7,820        6,556
  Taxes other than income taxes      9,390        7,821        5,907
    Total operating expenses       111,639       80,460       58,248
    Operating earnings              35,426       30,919       25,994
  Other income (expense):
    Interest expense, net            9,395        7,959        7,295
    Interest income                  (184)        (109)        (208)
                                     9,211        7,850        7,087
Earnings before income taxes
       and dividends on preferred
        stock of subsidiary         26,215       23,069       18,907
Income taxes                        13,820       12,724        9,328
     Earnings before dividends on
       preferred stock of
       subsidiary                   12,395       10,345        9,579
Dividends on preferred stock of
  subsidiary                           203          203          203
    Net earnings                   $12,192      $10,142      $ 9,376
Net earnings per common and common
  equivalent share                 $  1.64      $  1.47      $  1.41
Average number of common and
  common equivalent shares
  outstanding                        7,438        6,901        6,658

The accompanying notes are an integral part of the consolidated financial statements.


IWC Resources Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 1995, 1994 and 1993
                                             1995       1994     1993
                                                  (in thousands)
Cash flows from operating activities:
   Net earnings                             $12,192  $ 10,142  $ 9,376
   Adjustments to reconcile net earnings
        to net cash provided by operating
        activities:
           Depreciation and amortization     12,903     9,597    7,808
           Deferred income taxes              3,838     2,179    1,241
           Gain on sales of other property   (1,370)     (783)  (1,052)
             Provision for bad debts            437       430      335
             Dividends on preferred stock
             of subsidiary                      203       203      203
             Other, net                         (71)     (776)     137
             Changes in operating assets
               and liabilities:
                  Accounts receivable        (3,135)   (1,039)     353
                  Materials and supplies        382      (535)    (425)
                  Other current assets       (2,528)     (332)   1,741
                  Accounts payable and
                  accrued expenses             (390)    1,728      511
                  Customer deposits             243        99       83
                       Net cash provided by
                       operating activities  22,704    20,913   20,311
Cash flows from investing activities:
   Additions to utility plant and other
   property                                 (27,914)  (28,256) (13,967)
   Proceeds from sales of other property        700       424    1,517
   Customer advances for construction         8,233     9,175    5,748
   Refunds of customer advances for
   construction                              (2,925)   (2,156)  (2,242)
   Acquisition of Miller Pipeline
   Corporation, net of cash acquir ed        (5,147)        --       --
   Acquisition of SM&P Utility Resources,
   Inc., net of cash aquired                      --        -- (12,482)
   Other investing activities, net           (2,234)     (952)    (963)
                       Net cash used by
                       investing activities (29,287)  (21,765) (22,389)
Cash flows from financing activities:
   Increase (decrease) in notes payable
   to banks                                   5,515     4,105  (12,775)
   Proceeds from long-term debt              18,076    14,000   11,600
   Payments of long-term debt                (4,203)   (1,277) (12,780)
   Decrease (increase) in construction
     funds held by Trustee                  (14,260)    2,010      (52)
   Cash dividends                           (10,472)   (9,859)  (9,493)
   Proceeds from issuance of common stock    10,809     1,159    1,236
                       Net cash provided
                       by financing
                       activities             5,465     1,928    3,286
Increase (decrease) in cash and cash
equivalents                                  (1,118)    1,076    1,208
Cash and cash equivalents at beginning
of year                                       2,889     1,813      605
Cash and cash equivalents at end of year    $ 1,771  $  2,889  $ 1,813
Supplemental disclosure of cash flow
information-
   Cash paid for:
        Interest on long-term debt and
        notes payable to banks, net of
        capitalized interes                 $ 8,992  $  7,396  $ 7,104
        Income taxes                        $11,969  $ 11,480  $ 7,488

The accompanying notes are an integral part of the consolidated financial statements.



IWC Resources Corporation and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 1995, 1994 and 1993

Nature of Operations
IWC Resources Corporation (Resources) is a holding company which owns and operates seven subsidiaries. The term Company refers to the consolidated operations of Resources and its subsidiaries.
The Company's operations include two business segments: regulated water utilities and unregulated utility-related services.
The water utilities segment include the operations of the two waterworks subsidiaries which supply water service to approximately 235,000 customers for residential, commercial, and industrial uses, and fire protection service in Indianapolis, Indiana, and surrounding areas and serve a territory of approximately 309 square miles. These subsidiaries are regulated by the Indiana Utility Regulatory Commission (Commission), and their accounting policies, which are substantially consistent with generally accepted accounting principles, are governed by the Commission.
The utility-related services segment include the operations of the remaining subsidiaries which are involved in utility line locating, installation, repairs and maintenance of underground pipelines, data processing and other utility-related services, and real estate sales and development. This segment predominately serves other utilities, principally the gas and telecommunications industries, which operate in Indiana and Ohio and other parts of the midwest and southwest regions of the country.

Use of Estimates
The Company's consolidated financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Principles of Consolidation
The Comany's consolidated financial statements include the accounts of Resources and its subsidiaries.
In November 1993, a subsidiary of the Company became majority partner in White River Environmental Partnership (Partnership). In December 1993, the Partnership was awarded a five-year contract by the city of Indianapolis to manage and operate its two advanced wastewater treatment plants commencing January 30, 1994. The Company's share of Partnership earnings, which are reported on the equity basis, are not significant to the Company's consolidated earnings and are included in operating revenues in the utility-related services segment.
All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Other Property
Other property is stated at cost and is depreciated or amortized using the straight-line method over the estimated useful lives of the assets. The service lives for the principal assets, vehicles and operating equipment, range from 5 to 20 years.

Goodwill
The Company recognizes the excess of cost over fair value of tangible and other identifiable assets acquired in business acquisitions as goodwill which is amortized by the straight-line method over 20 or 40 years. The Company continually evaluates the recoverability of goodwill by comparing its annual amortization to the acquired company's average pretax earnings before amortization over a 3-year period and by assessing whether the amortization of the remaining goodwill balance over its remaining life can be recovered through expected future results. Amortization expense was $573,000, $511,000 and $319,000 in 1995, 1994 and 1993, respectively. Accumulated amortization at December 31,1995 and 1994 was $1,970,000 and $1,397,000, respectively.

Income Taxes
For financial statement purposes, investment tax credits are deferred and amortized ratably over the lives of the applicable assets as prescribed by the Commission. For income tax purposes, the credits are deducted in the year in which the constructed or acquired property was placed in service.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse.The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted.

Customer Advances and Contributions in Aid of Construction
In certain cases, customers advance funds for water main extensions. These advances are included in customer advances for construction and are generally refundable to the customer over a period of ten years. Advances not refunded within ten years are permanently transferred to contributions in aid of construction.

Revenues
Utility revenues are recognized based on water usage at rates approved by the Commission. Service revenues are recognized as services are provided. Construction revenues are recognized on the percentage of completion method whereby revenues are recognized in proportion to costs incurred over the life of each project. Losses are recognized when known.

Pension Plans and Other Retirement Benefits
The Company has a noncontributory defined benefit pension plan which covers the majority of its utility employees and certain other employees. Benefits are based on, among other factors, an employee's services rendered to date and average monthly earnings for the 36 consecutive calendar months that produce the highest average.The Company's funding policy is to contribute annually at least the minimum contribution required to comply with ERISA regulations.
The Company has an unfunded executive supplemental benefit plan which provides additional retirement benefits to certain officers. Benefits are based on, among other factors, an employee's age, services rendered to date, and benefits received from the Company's noncontributory defined benefit pension plan.
The Company also sponsors defined contribution plans covering substantially all non-bargaining unit employees and an employee stock ownership plan covering substantially all of its utility employees and certain other employees.
The Company provides postretirement life insurance and healthcare benefits to certain of its employees. The Company accounts for such benefits by accruing currently, during the period of employment, the present value of the estimated cost of such benefits.

Reclassifications
Certain amounts for 1994 and 1993 have been reclassified to conform with the 1995 presentation.

Merger of Miller Pipeline Corporation
On August 22, 1995, the Company merged with Miller Pipeline Corporation (MPC). MPC installs, repairs and maintains underground pipelines used in gas, water and sewer utility transmission and distribution systems. MPC also repairs and provides installation services and products for natural gas, water and sewer utilities. The cost of the transaction was paid by cash of approximately $5,513,000 and the issuance of 755,148 shares of the Company's common stock. The excess of the total acquisition cost over an estimate of the fair value of the net assets acquired of $7,385,000 is being amortized over 40 years.
Following is a summary of the assets acquired and liabilities assumed in the acquisition of MPC:

                                (in thousands)
Property and equipment            $  14,921
Accounts receivable                   8,158
Materials and supplies                1,319
Other current assets                  1,161
Other noncurrent assets                 822
Short-term notes payable
  to banks                           (7,400)
Accounts payable and
  other accrued expenses             (3,999)
Deferred income taxes                (2,506)
   Net assets acquired            $  12,476

During August 1995, the Company borrowed $5,600,000 in a short-term bank loan which was used primarily for the acquisition of MPC. Interest on this loan is based on the LIBOR rate plus .75% (6.418% at December 31, 1995). Interest on short-term notes payable to banks assumed in the acquisition of MPC is based on prime less .50% (8.0% at December 31, 1995).
The consolidated financial statements include the results of MPC's operations beginning August 22, 1995. Unaudited pro forma operating results, assuming the merger took place at the beginning of each of the years presented, follow:
                                      (in thousands, except
                                         per share data)
                                          1995        1994
Operating revenues:
 Water utilities                    $     80,377  $   73,524
 Utility-related services                 94,867      85,550
  Total operating revenues          $    175,244  $  159,074
Net earnings                        $     12,203  $   12,156
Net earnings per
 common and common
  equivalent share                  $       1.54  $     1.59

Net earnings and net earnings per common and common equivalent share were $12,192,000 and $1.64, respectively, for the year ended December 31, 1995, compared to unaudited pro forma net earnings and net earnings per common and common equivalent share of $12,203,000 and $1.54, respectively, for the same period. The decrease in unaudited pro forma net earnings per common and common equivalent share of $.10 is due primarily to the increase in outstanding common shares issued in the acquisition.

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

Fair Value of Financial Instruments
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.
The carrying amounts of cash equivalents, accounts receivable, construction funds held by Trustee, and notes payable to banks approximate fair value because of the short maturity of those instruments.
The fair value of long-term debt at December 31, 1995, is estimated to be $116,431,000. The fair value was determined by discounting future payments at current interest rates for similar issues.

Utility Plant in Service
A summary of utility plant in service at December 31 follows:

                               1995      1994
                               (in thousands)
Land and land rights        $  8,869   $  7,009
Structures and improvements   51,279     49,767
Pumping station equipment     15,549     14,746
Purification system           25,820     25,492
Transmission and
   distribution system       250,670    236,541
Other                         10,423      9,933
                            $362,610  $ 343,488

Other Property
A summary of other property at December 31 follows:

                               1995      1994
                               (in thousands)
Land and improvements       $   605    $   26
Buildings and improvements    1,479       281
Real estate held for sale
 or development               6,984     3,985
Utility property held
 for future use               1,395        82
Vehicles and operating
 equipment                   25,491     9,290
Other                         2,809     2,349
                             38,763    16,013
Accumulated depreciation
 and amortization             5,854     2,960
                            $32,909   $13,053

Regulatory Assets
Deferred charges and other assets include certain costs which are capitalized as regulatory assets and amortized pursuant to utility rate-making proceedings. The Commission allows recovery of these assets through rates, but not a return on investment, over periods ranging from 2 years to 30 years. A summary of regulatory assets at December 31 follows:
                                   1995       1994
                                   (in thousands)
Costs of postretirement
   benefit obligations other
   than pensions                 $3,609    $ 3,722
Income taxes                        902        950
Tank painting costs               2,175        710
Rate proceeding costs               528        668
Debt issuance costs               1,803      1,661
                                 $9,017    $ 7,711

In December 1992, the Commission authorized all Indiana utilities, including the utility subsidiaries of the Company, to record as a regulatory asset the excess of accrual basis costs of postretirement life insurance and healthcare benefits
(OPRB) over the cash basis costs which were used to establish current rates. The Company received approval to recover its OPRB costs on an accrual basis in its rate case settled August 10, 1994, subject to the Company's proposal and Commission's acceptance of an appropriate restricted fund. On April 26, 1995,the Commission approved a grantor trust for these funds, as agreed upon by IWC and the Utility Consumer Counselor (UCC) representing ratepayers, and a related annual increase in IWC's water rates of approximately $1,800,000, to cover current costs and the amortization of the regulatory asset through 2014. The Grantor Trust provides for the transfer to the Trust monthly and subsequent investing and disbursing by the Trust of all amounts received by IWC in rates to cover its OPRB obligations. The Trust Agreement contains certain provisions which limit investment activities, provide for annual reporting and, in the event that Trust funds are no longer needed for OPRB purposes, directs payment of the remaining funds to IWC ratepayers. At December 31, 1995, $928,000 is held in the Trust and included in deferred charges and other assets.
Income taxes represent the effects of the 1993 increase in the federal corporate tax rate on the Company's water utilities' net deferred tax liabilities and will be amortized through 2009.
Tank painting and rate proceeding costs are generally being amortized through 2011 and 1997, respectively, and result from costs required to be deferred for regulatory purposes.
Debt issuance costs include various costs deferred for regulatory purposes which are to be amortized over the original lives of applicable debt through 2026.

Accounts Payable and Accrued Expenses
A summary of accounts payable and accrued expenses at December 31 follows:

                           1995      1994
                           (in thousands)
Accounts payable        $ 4,765    $  3,364
Accrued property taxes    5,570       5,039
Accrued interest on notes
 payable to banks and
 long-term debt           2,082       1,864
Accrued vacations         1,974       1,732
Other accrued expenses    5,891       4,552
                        $20,282    $ 16,551

Notes Payable to Banks and Long-term Debt
At December 31, 1995, the Company had lines of credit with banks aggregating $43,000,000 which require a compensating cash balance of $100,000. At December 31, 1995, unused lines of credit aggregated $13,659,000. Interest on borrowings under the lines of credit is variable (an average of 6.58% at December 31, 1995). The Company has a Controlled Disbursement Agreement with a bank which authorizes the bank to transfer funds daily between the Company's checking and note payable accounts. Outstanding checks drawn on this checking account are reported as a component of notes payable to banks. At December 31, 1995 and 1994, such outstanding checks amounted to $1,248,000 and $604,000, respectively. A summary of First Mortgage Bonds (secured by IWC's utility plant) and other long-term debt (Senior notes of Resources) outstanding at December 31 follows:

                               1995         1994
                                 (in thousands)
5-7/8%   Series due 1997      $  6,775   $ 6,775
5.20%    Series due 2001        11,600    11,600
8%       Series due 2001         3,000     3,000
6.31%    Senior notes due 2001  14,000    14,000
12-7/8%  Series due 2002            --     4,000
7-7/8%   Series due 2019        40,000    40,000
9.83%    Series due 2019         5,000     5,000
6.10%    Series due 2022         5,000     5,000
8.19%    Series due 2022        10,000    10,000
5.85%    Series due 2025        18,000        --
                               113,375    99,375
Less current portion                --     1,150
                              $113,375   $98,225

Provisions of trust indentures related to the 5-7/8% Series Bonds and the 8% Series Bonds require annual sinking or improvement fund payments amounting to 1/2% of the maximum aggregate amount outstanding. As permitted, this requirement has been satisfied by substituting a portion of permanent additions to utility plant. These bonds are redeemable at the option of the Company at varying premium amounts at different periods prior to the respective dates of maturity. The 5.20% Series Bonds are due and payable in full May 1, 2001. In the event the bonds lose their tax-exempt status, mandatory redemption of the bonds is required.
The 6.31% Senior Notes are due and payable in full March 15, 2001. Optional redemptions by the Company are allowed in whole on or after March 15, 1997, at the greater of par or the present value of the notes discounted 1/2% over the applicable Treasury rate.
In January and December 1995, the Company prepaid the remaining principal amount of the 12-7/8% Series Bonds at a premium of $203,000.
The 7-7/8% Series Bonds include issues of $10,000,000 and $30,000,000, both of which are due and payable in full March 1, 2019. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after March 1, 1998, and are generally subject to a premium.
The 9.83% Series Bonds are redeemable at the option of the Company, on or after June 15, 2014, with final redemption by June 15, 2019. Early redemptions are subject to a premium.
The 6.10% Series Bonds are due and payable in full December 1, 2022. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after December 1, 1999, and are generally subject to a premium.
The 8.19% Series Bonds are due and payable in full December 1, 2022. Optional redemptions by the Company are allowed at any time at the greater of par or the present value of the bonds discounted at 1/2% over the applicable Treasury rate. The 5.85% Series Bonds are due and payable in full September 1, 2025. In the event the bonds lose their tax exempt status, mandatory redemption of the bonds is required. Optional redemptions by the Company are allowed on or after September 1, 2002, and are generally subject to a premium.
Required principal payments on long-term debt for the five years following December 31, 1995, exclusive of obligations which may be satisfied by permanent additions to utility plant, amount to $6,775,000 in 1997.
Interest expense is net of an allowance for funds used during construction (AFUDC) which is an amount capitalized for construction projects as authorized by the Commission. AFUDC amounts capitalized were $98,000, $212,000 and $160,000 during 1995, 1994 and 1993, respectively. At December 31, 1995, the Company's AFUDC rate was 9.35% (4.51% debt component and 4.84% equity component).

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

Redeemable Preferred Stock
At December 31, 1995, 60,000 special shares of Series B Convertible Redeemable Preferred Stock, no par value, have been authorized, of which 51,612 shares have been issued and are outstanding. The preferred stock was issued in connection with the acquisition of SM&P and is convertible by the holder at any time, in whole, into shares of common stock at a conversion rate of one common share for each share of preferred stock. Mandatory redemption of the preferred stock is required on July 14, 1998, at $23.25 per share plus accrued dividends (an aggregate redemption value of $1,200,000). Holders of the preferred stock are entitled to the same voting and dividend rights as common shareholders and such shares are considered common share equivalents in the calculation of earnings per share.

Common Stock
The Company's authorized capital stock consists of 10,000,000 common shares and 2,000,000 special shares with no par value. No special shares have been issued other than the 60,000 shares designated as Series B Convertible Redeemable Preferred Stock.
The Company has a Dividend Reinvestment and Share Purchase Plan which allows common shareholders the option of receiving their dividends in cash or common stock and permits optional cash purchases of shares at current market values. Effective March 10, 1995, the plan was amended to allow certain employees and utility customers of the Company or its subsidiaries to purchase common shares. Purchases are allowed with a minimum investment of $10 by employees and $100 by customers up to a total of $100,000 annually. A total of 1,500,000 authorized but unissued common shares have been registered for purchase under the plan. The price of common shares purchased with reinvested dividends or optional cash payments is 97% of the average of the means between the high and low sale prices of the common shares as determined for the five consecutive trading days ending on the day of purchase. Shareholders who do not choose to participate in the plan continue to receive their dividends in cash. At
December 31, 1995, 900,676 shares of common stock were reserved for issuance under the plan. The Company has a Restricted Stock Plan under which 200,000 common shares have been reserved and may be awarded to officers and key employees. Restricted stock plan participants are entitled to cash dividends and voting rights on their awarded shares. Restrictions generally limit the sale, transfer, or pledge of shares during a three-year measurement period following the issuance of such shares. The initial three-year measurement period concluded December 31, 1994. The number of shares awarded under the plan are subject to adjustment at the end of the measurement period as determined by the provisions of the plan. The adjustment at the end of the initial three-year measurement period was an incremental award of 21,250 shares, of which 16,189 shares were tendered to the Company to satisfy tax withholding requirements, and retired.
Participants may vest in certain restricted shares upon death, disability or retirement as described in the plan. In the event of a change in control of the Company, all restrictions expire and participants may receive additional shares as determined by provisions of the plan.
In January 1995, the Company commenced its second three-year measurement period and awarded 29,461 restricted shares.
Unearned compensation recorded as of the effective dates of the awards is amortized to expense during the three-year measurement period. At December 31, 1995, 121,073 shares were reserved for future awards.
In January 1988, the Company's board of directors adopted a Shareholder Rights Plan pursuant to which a dividend distribution of one preferred share purchase right for each outstanding share of common stock was made to shareholders of record on February 18, 1988. Under the plan, each right will initially entitle shareholders to purchase one one-hundredth of a share of a new series of preferred stock of the Company at an exercise price of $45. The rights become exercisable when a person or group acquires 20% or more of the Company's common stock or commences a tender offer for 30% or more of the Company's common stock. Upon the happenings of certain events, each right not owned by a 20% shareholder or shareholder group will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice that price. The rights expire in February 1998.


Taxes
Components of taxes other than income taxes follow:
                  1995      1994      1993
                        (in thousands)
Property taxes $ 5,333   $ 4,879   $ 4,092
Other            4,057     2,942     1,815
               $ 9,390   $ 7,821   $ 5,907

Refundable federal income taxes of $1,191,000 is included in other current assets and currently payable federal income taxes of $256,000 is included in accounts payable and accrued expenses at December 31, 1995 and 1994, respectively.
Components of income taxes follow:
              1995      1994    1993
                   (in thousands)
Federal:
  Currently
   payable   $ 7,514  $8,122   $5,864
  Deferred     3,411   1,971    1,119
              10,925  10,093    6,983
State:
  Currently
   payable     2,468   2,423    2,223
  Deferred       427     208      122
               2,895   2,631    2,345
             $13,820 $12,724   $9,328

The differences between actual income taxes and expected federal income taxes using statutory rates follow:
                      1995    1994      1993
                          (in thousands)
Expected federal
  income taxes      $ 7,531 $ 6,810    $6,617
Taxes on advances
  collected from
  developers          4,698   3,611        --
Taxable
  customer
  advances
  for construction      137     454     1,309
State income
  taxes, net of
  federal income
  tax benefit         1,284   1,251     1,524
Other, net              170     598      (122)
                    $13,820 $12,724    $9,328

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at December 31 follow:
                                1995        1994
                                 (in thousands)
Deferred tax assets:
  Customer advances
   for construction            $  972    $ 1,854
  Accrued pension costs           984        694
  Accrued vacations               655        617
  OPRB's                          587        119
  Other                           861      1,005
    Total deferred
      tax assets                4,059      4,289
Deferred tax liabilities:
  Utility plant, principally
   due to differences in
   depreciation and
   capitalized costs           34,857     29,324
  Unamortized investment tax
   credits                      4,801      4,913
  Debt redemption
   premiums                       572        508
  Other property bases            428        105
  Equity in earnings
   of investee                    390        181
  Other                           358        261
   Total deferred
      tax liabilities          41,406     35,292
   Net deferred
      tax liabilities        $ 37,347    $31,003

Customer advances for construction received after 1986 are includible in taxable income when received and are deductible if subsequently refunded to customers. Prior to 1994, such advances were excluded from financial statement income. Effective September 8, 1993, the Commission granted IWC permission to surcharge developers for income taxes on advances and reduce its water rates by a corresponding amount. In 1994, IWC began collecting surcharges on advances from developers. Income tax surcharges collected from developers amounted to $4,698,000 in 1995 and $3,611,000 in 1994 and are reported as a component of water utilities operating revenues and income taxes and, accordingly, have no effect on net earnings.

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

                                   Majority Plan        Supplemental Plan
                                 1995       1994      1995       1994
                                  (in thousands)          (in thousands)
Accumulated benefit obligation $ 9,084    $ 5,856   $ 2,782    $ 1,798
Vested benefit obligation      $ 8,174    $ 5,165   $ 2,647    $ 1,726
Projected benefit obligation   $15,192    $11,918   $ 3,468    $ 2,362
Plan assets at fair value,
  primarily listed stocks and
  bank fixed income funds       13,471     10,834        --         --
Projected benefit obligation
  in excess of plan assets       1,721      1,084     3,468      2,362
Unrecognized net asset
  (obligation) at transition       789        917       (44)       (55)
Unrecognized prior service
   costs                          (386)      (417)     (587)      (306)
Unrecognized loss               (1,558)    (1,444)     (815)      (315)
Additional minimum liability                            760        112
Accrued pension cost           $   566    $   140   $ 2,782    $ 1,798

The weighted-average discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 7-1/4% and 4%, respectively, for 1995, 8-1/2% and 5%, respectively, for 1994, and 7-1/4% and 4-1/2%, respectively, for 1993. The expected long-term rate of return on assets was 8% for 1995, 1994 and 1993.
Net periodic pension costs for the years ended December 31 include the following components:
                                    Majority Plan         Supplemental Plan
                             1995     1994    1993    1995    1994  1993
                                   (in thousands)              (in thousands)
Service cost - benefits
  earned during year       $   758  $    903  $  769  $174  $ 150   $ 86
Interest cost on
  projected
  benefit obligation         1,042     1,006     902   231    167    149
Return on plan assets       (2,641)      387    (562)
Net amortization
  and deferrals              1,657    (1,345)   (393)   82     67     45
Net periodic
  pension cost             $   816  $    951  $  716  $487  $ 384   $280

Contributions to the Company's defined contribution plans and its employee stock ownership plan amounted to $724,000 and $249,000 in 1995, $489,000 and $292,000
in 1994, and $352,000 and $274,000 in 1993, respectively.
The Company also participates in several industry-wide, multi-employer pension plans for certain of its union employees at MPC. These plans provide for monthly benefits based on length of service. Specified amounts per compensated hour for each employee are contributed to the trustees of these plans. Contributions by the Company to these plans amounted to $623,000 in 1995. The relative position of each employer participating in these plans with respect to the actuarial present value of accumulated plan benefits and net assets available for benefits is not available.
The Company provides OPRBs to certain employees. The following tables set forth the accumulated postretirement benefit obligation and net periodic postretirementbenefit cost amounts recognized in the Company's consolidated financial statements at December 31:
                             1995      1994
                           (in thousands)
Accumulated postretirement
 benefit obligation:
   Active employees       $ 11,158   $ 10,710
   Retired employees         8,330      6,495
                            19,488     17,205
Unrecognized transition
 obligation                (14,042)   (14,868)
Unrecognized gain              259      1,449
Accrued postretirement
 benefit cost             $  5,705   $  3,786

The weighted-average discount rate used to measure the accumulated postretirement benefit obligation was 7-1/4% and 8-1/2% for the years ended December 31, 1995 and 1994, respectively. The Company used premium growth rates to compute assumed healthcare cost trend rates. In 1995, these rates ranged from 9-2/5% in 1996 to 6.0% in 2004 and thereafter and in 1994 these rates ranged from 11-1/5% in 1995 to 5-1/4% in 2001 and thereafter. Had these healthcare cost trend rates been higher by 1%, the net periodic postretirement benefit cost would have been higher by $313,000 in 1995 and the accumulated postretirement benefit obligation would have been higher by $2,238,000 in 1995.
Net periodic postretirement benefit costs for the years ended December 31 include the following components:

                              1995        1994      1993
                                     (in thousands)
Service cost-benefits
earned during year         $  521       $  555     $   462
Interest cost on accumulated
 postretirement benefit
 obligation                 1,439        1,271       1,322
Amortization of transition
 obligation                   826          826         826
Net periodic postretirement
 benefit cost              $2,786       $2,652     $ 2,610

For the years ended December 31, 1995, 1994, and 1993, the excess of net periodic postretirement benefit cost over the amount capitalized amounted to $1,954,000, $177,000 and $135,000, respectively.
Segment Information
The Company's operations include two business segments: regulated water utilities and unregulated utility-related services. The water utilities segment includes the operations of the Company's two water utility subsidiaries. The utility-related services segment provides utility line locating services, installation, repairs and maintenance of underground pipelines,data processing and billing and payment processing, and other utility-related services to both unaffiliated utilities and to the Company's water utilities, and holds real estate for sale or development.
Intersegment activity primarily represents certain operating cost allocations between affiliates.
Identifiable assets are those assets used exclusively in the operations of each business segment. Corporate assets are principally comprised of cash, miscellaneous receivables, and certain other property.
The following table shows operating revenues, operating earnings and other summary financial information by segment as of and for the year ended December 31, 1995, 1994 and 1993.
                                      Utility-
                             Water     Related
                           Utilities  Services  Corporation  Consolidated
 1995                                    (in thousands)
Operating revenues:
  Unaffiliated             $80,377   $ 66,688   $     --       $147,065
  Affiliated                    87      4,249     (4,336)
   Total                    80,464     70,937     (4,336)       147,065
Operating earnings          30,404      5,022          --        35,426
Depreciation                 6,439      3,088          --         9,527
Identifiable assets        330,058     74,162       4,659       408,879
Capital expenditures,
  excluding merger of MPC   20,941      6,894          79        27,914

                                      Utility-
                            Water      Related
                          Utilities   Services  Corporation  Consolidated
 1994                               (in thousands)
Operating revenues:
  Unaffiliated             $73,524   $  37,855   $     --      $111,379
  Affiliated                    87       4,147     (4,234)          --
   Total                    73,611      42,002     (4,234)      111,379
Operating earnings          26,027       4,892         --        30,919
Depreciation                 6,017       1,803         --         7,820
Identifiable assets        297,354      37,212      1,104       335,382
Capital expenditures        23,462       4,774         20        28,256

                                      Utility-
                             Water     Related
                           Utilities  Services  Corporation  Consolidated
 1993                               (in thousands)
Operating revenues:
  Unaffiliated             $64,583   $  19,659    $    --      $ 84,242
  Affiliated                   242       4,025     (4,267)          --
   Total                    64,825      23,684     (4,267)       84,242
Operating earnings          21,645       4,349         --        25,994
Depreciation                 5,757         799         --         6,556
Identifiable assets        280,823      29,739      1,881       312,443
Capital expenditures,
  excluding acquisition
  of SM&P                   13,049         778        140        13,967


Commitments and Contingencies
Pursuant to the 1986 Amendments of the Safe Drinking Water Act, the United States Environmental Protection Agency (EPA) continues to propose new drinking water standards and requirements which, if promulgated, could be costly and require substantial changes in current operations of the Company. The outcome of EPA's proposals are uncertain at this time. Additionally, the Indiana Depart-ment of Environmental Management issues permits for discharges from the Company's treatment stations, the terms and limitations of which can, and may well be, onerous. As a result, compliance with such permits may be expensive.
On May 10, 1995, the Commission approved a Settlement Agreement entered into by the UCC, four intervening customers and IWC, which provided for an annual increase in IWC's rates of $2,547,000, or approximately 4%. The parties further agreed not to seek an adjustment in IWC's basic rates and charges prior to April 1, 1997, subject to IWC's interim right to request approval of new rates to cover operating expenses connected with implementing measures which might be required in connection with new National Pollutant Discharge Elimination System permits which IWC anticipates receiving for wastewater discharges at its Fall Creek and White River Stations (NPDES permits). The parties also agreed that prior to April 1, 1997, IWC may request that the Commission approve, in a separate proceeding, the continuation of the allowance for funds used during construction (debt component only), and the deferral of depreciation, on any capital expenditures made in connection with new NPDES permits at the Fall Creek and White River Stations or IWC's anticipated new South Well Field Station until a rate base determination has been made with respect to these items in IWC's next rate case.
On March 22, 1995, the Commission granted IWC authority to issue, on or before December 31, 1996, an aggregate of $30,000,000 in securities, to consist of not more than $18,000,000 in the form of long-term debt and/or preferred equity,and, assuming favorable market conditions, up to $12,000,000 in common equity. IWC issued $18,000,000 of long-term debt in September 1995, in the form of First Mortgage Bonds, 5.85% Series due 2025. Proceeds from the issuance of these securities may be used for the construction, extension and improvement of IWC's facilities, plant and distribution system, reimbursement of IWC's treasury for plant capital expenditures previously made, and the discharge or refunding of short-term debt and higher cost long-term debt. In December 1995, Resources made an equity capital contribution to IWC of $10,505,000. The amount invested by Resources was derived from proceeds of the sale of common shares of the Company through its Dividend Reinvestment and Share Purchase Plan.
The Company has agreements with five key executives which provide that in the event of change of control of the Company, each executive vests in a three-year employment contract at his then existing level of compensation. In the case of three of these key executives, in the event of change of control of the Company, a supplemental pension applies pursuant to their contracts that provides the difference between their benefits under the regular benefit plans and that which would be available upon attaining age 65.


Quarterly Financial Data (Unaudited)
                                                 Quarters
                                First      Second         Third    Fourth

                                 (in thousands, except per share data)
 1995
Operating revenues (a)        $ 24,455    $33,002      $ 43,831   $45,777
Operating earnings (a)           3,798      9,473        13,632     8,523
Net earnings                       282      3,255         5,517     3,138
Net earnings per common and
   common equivalent share         .04        .46           .73       .41

 1994
Operating revenues (a)        $ 21,514     29,056        32,632    28,177
Operating earnings (a)           3,118      8,599        11,386     7,816
Net earnings                       423      3,227         4,238     2,254
Net earnings per common and
   common equivalent share         .06        .47           .61       .33

(a) Certain reclassifications have been made to originally reported amounts to conform with classifications adopted for December 31, 1995. These reclassifications did not have a material effect on the quarterly results as originally reported.


INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders
IWC Resources Corporation:
We have audited the accompanying consolidated balance sheets of IWC Resources Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of shareholders' equity, earnings, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWC Resources Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.
Indianapolis, Indiana
January 25, 1996


Selected Financial Data
The selected consolidated financial data presented below has been derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this report. Summary of Operations Data:
                                  Year Ended December 31,
                          1995      1994      1993       1992    1991
                              (in thousands, except per share data)
Operating revenues       $147,065  $111,379 $ 84,242  $ 63,452  $ 59,930
Operating earnings         35,426    30,919   25,994    24,113    22,304
Cumulative effect of
  accounting change           --         --       --        --     1,280

Net earnings             $ 12,192  $ 10,142 $  9,376  $  8,113  $  9,017
Per common
  and common equivalent
  share:
   Earnings before
     cumulative effect
     of accounting change    1.64      1.47     1.41      1.27      1.45
   Cumulative effect of
     accounting change        --         --       --         --      .24
       Net earnings      $   1.64  $   1.47  $  1.41   $  1.27   $  1.69
Cash dividends per
  common share           $   1.40  $   1.40  $  1.40   $ 1.395   $  1.38
Average number of common
  and common equivalent
  shares outstanding        7,438     6,901    6,658     6,379     5,335

Summary of Balance Sheet Data:
                                    December 31,
                           1995      1994      1993       1992      1991
                                             (in thousands)
Utility plant, net     $  288,871 $ 275,094  260,663   $253,786  $243,573
Total assets              408,879   335,382  312,443    275,112   279,608
Capitalization:
  Long-term debt
   (excluding current
   portion)            $  113,375 $  98,225 $ 85,375   $ 86,275  $ 72,675
  Preferred stock of
   subsidiary and
   redeemable preferred
   stock                    5,705     5,705    5,705      4,505     4,505
  Common shareholders'
   equity                 106,328    78,938   77,014     67,205    66,695
   Total capitalization $ 225,408 $ 182,868 $168,094   $157,985  $143,875


Management's Discussion and Analysis of Financial Condition and Results of Operations
General
The most significant changes in the consolidated financial condition and results of operations of IWC Resources Corporation and subsidiaries (Company) are attributable to the combined operations of its two segments: (1) water utilities and (2) utility-related services. These segments are discussed more fully in Notes to Consolidated Financial Statements, Segment Information.
Beginning in 1993, the Company has grouped its operations according to major segments. The Company acquired SM&P Utility Resources, Inc. (formerly SM&P Conduit Co., Inc.) (SM&P) in June 1993, and Miller Pipeline Corporation (MPC) in August 1995. As a result of these acquisitions, many of the differences between results of operations in the utility-related services segment for 1995, 1994 and 1993 are due primarily to the operations of MPC and/or SM&P, which are included in this segment.
1995 Compared to 1994
Operating earnings in the water utilities segment increased to $30,404,000 (37.8% of revenues) in 1995 from $26,027,000 (35.4% of revenues) in 1994.
Improvement in operating earnings in this segment is primarily due to the net effects of three increases in water rates approved by the Indiana Utility Regulatory Commission effective August 10, 1994, April 26, 1995, and May 10, 1995, and an increase of $1,087,000 in income taxes collected from developers, offset by a moderate increase in total operating expenses. Operating earnings in the utility-related services segment increased $130,000 in 1995 as compared to 1994; however, the operating margin decreased to 7.5% in 1995 as compared to 12.9% in 1994. The reduction in the operating margin is primarily due to increased labor and other operating costs incurred related to the expansion of business contracts at SM&P. Management is aware of the circumstances which caused this decrease and is taking steps to improve the operating margin in this segment during 1996 by introducing procedures to position itself to serve the upper quality-oriented end of its market and commence partnering efforts with companies in this market to eliminate service outages caused by underground damage.
Total operating revenues increased $35,686,000 (32.0%). Operating revenues applicable to the water utilities segment increased $5,766,000, excluding an increase of $1,087,000 in income taxes collected from developers, representing an 8.2% increase over 1994, and is primarily due to the three rate increases and a moderate increase in total water consumption. Water consumption is affected by the frequency and pattern of rainfall, temperatures, the level of economic activity, and conservation efforts.
The increase in utility-related services segment operating revenues of $28,833,000 (76.2%) is primarily due to $21,200,000 in operating revenues at MPC and the continued expansion of business contracts at SM&P.
Total operation and administration and maintenance expenses increased $27,831,000 (43.7%) of which $26,052,000 is applicable to the utility-related services segment. The increase in water utilities segment expenses of $1,779,000 which is discussed below represents a 5.0% increase over 1994 and is primarily due to the effects of inflation on the Company's costs and other factors.
Labor expenses increased $80,000 (.6%) mainly due to the net effects of a reduction in maintenance repairs experienced resulting from milder weather in 1995 as compared to the extremely cold weather in January and February of 1994, an increase in capitalized labor due to increased construction and other factors, offset by a general wage increase,effective January 1, 1995.Power costs increased $229,000 (8.2%) primarily due to increased power rates. Chemical costs increased $322,000 (26.7%) primarily due to increased usage and higher chemical costs. The cost of outside services increased $284,000 (4.7%) chiefly due to an increase in consulting and other services. Insurance expense decreased $114,000 (2.7%) primarily due to an insurance rebate received in June 1995. Regulatory expenses increased $200,000 (104.1%) primarily due to increased rate case expenses. Costs of the Company's pension and other benefit plans increased $756,000 (31.7%) primarily due to the amortization of cost of postretirement benefits other than pensions commencing May 1995 resulting from the settlement of IWC's rate case on April 26, 1995.
Operation and administration expenses applicable to the utility-related services segment, excluding $16,668,000 in expenses applicable to the operations of MPC, increased $9,384,000 (33.4%). Labor expense increased $3,986,000 (21.5%)
primarily due to the addition of employees resulting from the expansion of SM&P. Materials expense increased $511,000 (25.8%) primarily due to the expansion of business of SM&P.Transportation costs increased $1,259,000 (69.0%) primarily due to the increase in the number of vehicles, leasing costs and associated maintenance costs. Insurance expense increased $644,000 (24.4%) primarily due to higher healthcare premiums resulting from increased numbers of employees and increases in general liability and worker's compensation insurance premiums. Other fringe benefit costs, including pension related benefits, increased $1,121,000 (66.3%) primarily due to the cost of increased benefits to an increasing employee base. Cable cut costs increased $640,000 (55.3%) primarily due to the expansion of business and the increased costs associated with cable cuts.
Amortization of acquisition costs increased $72,000 (6.4%) primarily due to the acquisition of MPC. Depreciation increased $1,707,000 (21.8%) of which $1,285,000 is applicable to the utility- related services segment. The increase in water utilities segment and utility-related services segment depreciation is primarily due to additional utility plant and other property placed in service including other property added through the acquisition of MPC.
Taxes other than income taxes increased $1,569,000 (20.1%) of which $1,294,000 is applicable to the utility-related services segment which results primarily from payroll related taxes. The remaining increase of $275,000 applicable to the water utilities segment is primarily due to an increase in property taxes resulting from additional plant in service.
The increase in interest expense, net, of $1,436,000 (18.0%) is largely due to the effect of higher average debt outstanding.
Income taxes increased $1,096,000 (8.6%) primarily due to an increase of $1,087,000 in income taxes collected from developers.
1994 Compared to 1993
Operating earnings in the water utilities segment was $26,027,000 (35.4% of revenues) in 1994 compared to $21,645,000 (33.5% of revenues) in 1993. Improvement in operating earnings in this segment is due primarily to the inclusion in revenues of $3,611,000 in income taxes collected from developers in 1994. Operating earnings in the utility-related services segment was $4,892,000 (12.9% of revenues) in 1994 compared to $4,349,000 (22.1% of revenues) in 1993. The reduction in the operating margin is primarily due to additional expenses incurred to expand SM&P's business in 1994, and 12 months of amortization of acquisition costs applicable to SM&P compared to 6 months of amortization in 1993.
Operating revenues increased $27,137,000 (32.2%) of which $18,196,000 is applicable to the utility-related services segment. The increase in water utilities segment revenues of $5,330,000, excluding $3,611,000 in income taxes collected from developers, represents an 8.2% increase over 1993, and is primarily due to an 8.8% increase in total water consumption, reflecting more normal weather conditions experienced during summer 1994 as compared to conditions experienced during summer 1993.
Operation and administration expenses increased $18,582,000 (41.2%) of which $15,083,000 is applicable to the utility-related services segment. The increase in water utilities segment expenses of $3,499,000 which is discussed below represents a 10.9% increase over 1993 and is primarily due to the effects of inflation on the Company's costs and other factors. Labor expenses increased $435,000 (3.3%) mainly due to a general wage increase, effective January 1, 1994. Power costs increased $181,000 (7.0%) primarily due to increased pumpage. Chemical costs increased $454,000 (60.1%) primarily due to increased usage and higher chemical costs. Materials and transportation costs increased $477,000 (22.6%) largely due to an increase in maintenance activities. The cost of outside services increased $279,000 (4.8%) chiefly due to an increase in consulting and other services. Insurance expense increased $1,009,000 (30.8%) reflecting higher health and general liability insurance premium costs and nonrecurring credits recognized in 1993. Regulatory expenses decreased $97,000 (33.5%) primarily due to decreased rate case expenses. Costs of the Company's pension and other benefit plans increased $841,000 (54.5%) primarily due to the higher costs of benefits provided.
Depreciation increased $1,264,000 (19.3%) of which $1,004,000 is applicable to the utility- related services segment. The increase in water utilities segment depreciation of $260,000 represents a 4.5% increase over 1993, and is primarily due to additional plant placed in service.
Taxes other than income taxes increased $1,914,000 (32.4%) of which $1,114,000 is applicable to the utility-related services segment. The remaining increase of $800,000 applicable to the water utilities segment is primarily due to an increase in property taxes resulting from additional plant in service. The increase in interest expense, net, of $664,000 (9.1%) is largely due to the combined effects of higher average debt outstanding and higher interest rates. The increase in amortization of acquisition costs of $452,000 (67.1%) is primarily due to the acquisition of SM&P in 1993.
Income taxes increased $3,396,000 (36.4%) primarily due to $3,611,000 in income taxes collected from developers.
Liquidity and Capital Resources
At the present time, the Company's business activities are conducted through its regulated water utilities and unregulated utility-related businesses. The Company acquired SM&P in June 1993 and MPC in August 1995 which diversified the Company's operations. The Company may, in the future, become involved in other water utilities and utility-related activities through the acquisition or formation of additional subsidiaries. The source of capital to finance these subsidiaries will be determined at the time they are established or acquired. However, the Company does not intend to enter into any business that would impair the Company's primary commitment to maintain and develop its water utilities to meet the current and future needs of its customers.
Cash Flows from Operating Activities
Cash flows from operating activities result primarily from net earnings adjusted for non-cash items such as depreciation and deferred taxes and changes in operating assets and liabilities. The seasonal nature of the Company's business typically results in higher operating revenues in the second and third quarters of the year than in the first and fourth quarters. Fluctuations in accounts payable and accrued expenses result primarily from property taxes and timing of payments, whereas federal income taxes vary with pretax earnings.
Cash Flows from Investing Activities
Cash flows from investing activities fluctuate primarily as a result of additions to utility plant and other property and the level of customer advances for construction, net of refunds. In August 1995, the Company used the proceeds from additional short-term borrowings of $5,600,000 to acquire the net assets of MPC.During 1995 and 1994, the Company added $42,835,000 (including $14,921,000 from the acquisition of MPC) and $28,256,000, respectively, to utility plant and other property. The Company continues to experience significant growth in its distribution system. Approximately 85 miles of new mains were placed in service in 1995 compared with approximately 113 miles during 1994. The Company received $8,233,000 in new customer advances for construction of new mains in 1995 and $9,175,000 in 1994. Such advances are subject to refund over a ten-year period based on the addition of new customers to the constructed mains. The Company refunded approximately $2,900,000 during 1995 and $2,200,000 during 1994.
Cash Flows from Financing Activities
Cash flows from financing activities consist primarily of the Company's borrowings, dividend payments and sales of common stock. The Company utilizes borrowings against its lines of credit with local banks for its short-term cash needs.
In January 1994, the Company prepaid $1,200,000 in principal amount of its 12-7/8% Series Bonds at a premium of $77,000. In February 1995, the Company prepaid an additional $1,150,000 in principal amount of these bonds at a premium of $65,000 and in December 1995, the Company prepaid the remaining $2,850,000 principal balance of these bonds at a premium of $138,000. Funds used to prepay these amounts were derived from proceeds of the sale of common shares through the Company's Dividend Reinvestment and Share Purchase Plan.
During March 1994, the Company issued $14,000,000 of 6.31% Senior Notes due March 15, 2001. Proceeds from these notes were used to repay $13,700,000 in short-term notes with banks incurred for the acquisition of SM&P.
In March 1995, the Commission granted IWC authority to issue, on or before December 31, 1996, an aggregate of $30,000,000 in securities, to consist of not more than $18,000,000 in the form of long-term debt and/or preferred equity, and assuming favorable market conditions, at least $12,000,000 in common equity. In September 1995, IWC issued $18,000,000 of 5.85% Series First Mortgage Bonds to secure a like amount of Economic Development Bonds issued by the City of Indianapolis bonds due September 1, 2025. Proceeds from this issue were deposited with a trustee and will be used for the construction, extension and improvement of IWC's facilities, plant and distribution system and reimbursement of IWC's treasury for plant capital expenditures previously made. In December 1995, Resources made an equity capital contribution to IWC of $10,505,000.
The amount invested by Resources was derived from proceeds of the sale of common shares of the Company through its Dividend Reinvestment and Share Purchase Plan. The Company's goal is to reduce the percentage of net earnings applicable to common and common equivalent shareholders declared payable in cash dividends to a level which allows the Company greater flexibility in operating its businesses.
Approximately 84%, 95%, and 99% of net earnings applicable to common and common equivalent shareholders were declared payable in cash dividends during 1995, 1994, and 1993, respectively. The reduction in the payout percentage in 1995 is due primarily to improved net earnings resulting from diversification of the Company's businesses and improved operating results in the water utilities segment. Cash dividends declared payable to common and common equivalent shareholders, as a percentage of net cash provided by operating activities, decreased to 45.2% during 1995, compared to 46.2% and 45.7% in 1994 and 1993, respectively. Long-term debt, as a percentage of total capital and long-term debt, decreased to 51.6% at December 31, 1995, compared to 55.4% at December 31, 1994. The decrease in the "debt ratio" was primarily due to the net effects of the issuance of new long-term debt of $18,000,000, the payment of long-term debt of $2,850,000, issuance of common stock through the Company's dividend reinvestment plan of $10,809,000, the issuance of common stock for the acquisition of MPC of $14,348,000, and an increase in retained earnings of $1,923,000.
At December 31, 1995, the Company had lines of credit with banks aggregating $43,000,000 which require a compensating cash balance of $100,000. At December 31, 1995, unused lines of credit aggregated $13,659,000. Interest on borrowings under the lines of credit is variable (an average of 6.58% at December 31, 1995).
Capital Expenditures
Capital expenditures for 1996 are budgeted at approximately $48,000,000 and are expected to be financed primarily from internally generated cash, customer advances for construction, short-term bank borrowings, and long-term financing. Capital expenditures for the five-year period 1996 through 2000 are budgeted at approximately $150,000,000 with the major portion for new mains and distribution and plant facilities and other operating equipment. The Company anticipates that it will be necessary during the five-year period 1996 through 2000 to secure additional outside financing from both short-and long-term debt and equity capital, to finance planned capital expenditures and long-term debt maturities. Projected capital expenditures do not include any construction projects that IWC could be required to undertake to comply with legislative or regulatory environmental or water quality requirements that may be imposed in the future.If IWC is required to adopt new methods of water treatment, the costs involved may be substantial. Capital costs are presently estimated at $27,000,000 for ozonation and $105,000,000 for granular activated carbon (GAC). Additionally,IWC is subject to regulatory requirements regarding discharges from its treatment plants. The Company estimates that the cost to comply with possible changes to existing regulatory requirements for discharges approximate $2,000,000 in increased annual operating costs. Such costs and expenses should be recoverable through water rates, but only after appropriate regulatory action.
Environmental Matters
The Company's utility operations are subject to pollution control and water quality control regulations, including those issued by the Environmental Protection Agency (EPA), the Indiana Department of Environmental Management
(IDEM), the Indiana Water Pollution Control Board and the Indiana Department of Natural Resources. Under the Federal Clean Water Act and Indiana's regulations, the Company must obtain National Pollutant Discharge Elimination System (NPDES) permits for discharges from its White River, White River North, Fall Creek, Thomas W. Moses, and the Geist treatment stations. The Company's current NPDES permits were to have expired on June 30, 1989, for White River and Fall Creek stations, December 31, 1990, for Thomas W. Moses, April 30, 1994, for Geist treatment station and January 31, 1996, for White River North Station. Applications for renewal of the permits have been filed with, but not finalized by, IDEM. (These permits continue in effect pending review of the applications.) Under the federal Safe Drinking Water Act (SDWA), the Company is subject to regulation by EPA of the quality of water it sells and treatment techniques it uses to make the water potable. EPA promulgates nationally applicable maximum containment levels (MCLs) for contaminants found in drinking water. Management believes that the Company is currently in compliance with all MCLs promulgatedto date. EPA has continuing authority, however, to issue additional regulations under the SDWA, and Congress amended the SDWA in July 1986 to require EPA, within a three-year period, to promulgate MCLs for over 80 chemicals not then regulated.EPA has been unable to meet the three-year deadline, but has promulgated MCLs for many of these chemicals and has proposed additional MCLs. Management of the Company believes that it will be able to comply with the promulgated MCLs and those now proposed without any change in treatment technique, but anticipates that in the future, because of EPA regulations, the Company may have to change its method of treating drinking water to include ozonation and/or GAC. In either case, the capital costs could be significant (currently estimated at $27,000,000 for ozonation and $105,000,000 for GAC), as would be the Company's increase in annual operating costs (currently estimated at $1,400,000 for ozonation and $5,600,000 for GAC). Actual costs could exceed these estimates. The Company would expect to recover such costs through its water rates; however, such recovery may not necessarily be timely. Under a 1991 law enacted by the Indiana Legislature, a water utility, including the utility subsidiaries of the Company, may petition the Indiana Utility Regulatory Commission (Commission) for prior approval of its plans and estimated expenditures required to comply with provisions of, and regulations under, the Federal Clean Water Act and SDWA. Upon obtaining such approval, the utility may include, to the extent of its estimated costs as approved by the Commission, such costs in its rate base for ratemaking purposes and recover its costs of developing and implementing the approved plans if statutory standards are met. The capital costs for such new systems, equipment or facilities or modifications of existing facilities may be included in the utility's rate base upon completion of construction of the project or any part thereof. While use of this statute is voluntary on the part of a utility, if utilized it should allow utilities a greater degree of confidence in recovering major costs incurred to comply with environmentally related laws on a timely basis.
Rate Case
On May 10, 1995, the Commision approved a Settlement Agreement entered into by the UCC, four intervening customers and IWC, which provided for an annual increase in IWC's rates of $2,547,000, or approximately 4%. The parties further agreed not to seek an adjustment in IWC's basic rates and charges prior to April 1, 1997, subject to IWC's interim right to request approval of new rates to cover operating expenses connected with implementing measures which might be required in connection with new National Pollutant Discharge Elimination System permits which IWC anticipates receiving for wastewater discharges at its Fall Creek and White River Stations (NPDES permits). The parties also agreed that prior to April 1, 1997, IWC may request that the Commission approve, in a separate proceeding, the continuation of the allowance for funds used during construction (debt component only), and the deferral of depreciation, on any capital expenditures made in connection with new NPDES permits at the Fall Creek and White River Stations or IWC's anticipated new South Well Field Station until a rate base determination has been made with respect to these items in IWC's next rate case.
Securities
On March 22, 1995, the Commission granted IWC authority to issue, on or before December 31, 1996, an aggregate of $30,000,000 in securities, to consist of not more than $18,000,000 in the form of long-term debt and/or preferred equity, and,assuming favorable market conditions, up to $12,000,000 in common equity. IWC issued $18,000,000 of long-term debt in September 1995, in the form of First Mortgage Bonds, 5.85% Series due 2025. Proceeds from the issuance of these securities may be used for the construction, extension and improvement of IWC's facilities, plant and distribution system, reimbursement of IWC's treasury for plant capital expenditures previously made, and the discharge or refunding of short-term debt and higher cost long-term debt. In December 1995, Resources made an equity capital contribution to IWC of $10,505,000. The amount invested by Resources was derived from proceeds of the sale of common shares of the Company through its Dividend Reinvestment and Share Purchase Plan.
Trends, Inflation and Changing Prices
Under normal conditions and particularly during periods of inflation, water utility revenues from increased water consumption will not keep pace with the increase in operating costs. Therefore, periodic water rate and service charge adjustments are necessary, with the frequency of such increases being partially determined by the amount of inflation.
Results for any interim period are not indicative of results to be expected for the year. Typically, the seasonal nature of the Company's business results in a higher proportion of operating revenues being realized in the second and third quarters of the year than the first and fourth quarters of the year.


Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held at University Place Conference Center and Hotel, Room 132, 850 West Michigan Street, Indianapolis, Indiana, at 11:00 a.m. (EST) on Thursday, April 18, 1996. Notice of the meeting, a proxy statement and a form of proxy were mailed on or about March 14, 1996, to all shareholders of record February 29, 1996.
Form 10-K and Financial Information
A copy of the Company's annual report on Form 10-K (including financial statements, but without exhibits) filed with the Securities and Exchange Commission is available without charge upon request.Requests should be addressed to the Shareholder Relations Department, IWC Resources Corporation, P. O. Box 1220, Indianapolis, Indiana 46206.
Dividend Reinvestment and Share Purchase Plan
The Dividend Reinvestment and Share Purchase Plan (the "Plan") provides a convenient way to purchase common shares of the Corporation's stock and without payment of any brokerage or other fees. The "Plan" provides for a 3% discount from the current average market price on reinvested dividends and optional cash purchases. Holders of record of common shares, any series of the Corporation's special shares,certain employees and utility customers of the Corporation or its subsidiaries are eligible to participate. Participants in the plan can automatically reinvest cash dividends on all shares registered in their names; reinvest cash dividends on less than all shares and continue to receive cash dividends on the remaining shares in their names; invest by making optional cash purchases of common shares in any amount in excess of $100 ($10 in the case of employees). Brokers, nominees, and investment companies are not eligible to elect these options.
A prospectus describing the "Plan" is available upon request by writing or calling the Shareholder Relations Department, (317) 263-6407.
Shareholder Inquiries
Shareholders with questions concerning their accounts, dividend checks, or stock certificates should contact the Company's stock transfer and dividend disbursing agent as follows:
FIFTH THIRD BANK
CORPORATE TRUST SERVICES MD-1090F5
38 Fountain Square Plaza
Cincinnati, OH 45263
(800) 837-2755 or (513) 579-5320
Stock Statistics
The common stock of the Company is traded over-the-counter under the NASDAQ National Market System symbol of IWCR.
The following table sets forth, on a per-share basis, the high and low sale prices of the Company's common stock and dividends paid per share during the last two years.
Common Stock
                                         Dividends
                                         Declared
                    High       Low       Per Share(cent)
 1995
Fourth Quarter    $ 20 1/2  $ 18 3/4        35
Third Quarter       19 3/4    18 3/4        35
Second Quarter      20 1/4    18            35
First Quarter       20 3/4    18 1/4        35
 1994
Fourth Quarter      21 1/2    18 1/2        35
Third Quarter       20 1/2    17 3/4        35
Second Quarter      22 1/4    21            35
First Quarter       23        20 3/4        35

Distribution of Shareholders
December 31, 1995, of Record

                       Other
                      States
                   & Foreign
           Indiana Countries       Total
Holders      4,780     1,928       6,708
               71%       29%
Shares   3,210,766 5,036,587   8,247,353
               61%       39%


IWC Resources Corporation Officers

James T. Morris
Chairman of the Board,
Chief Executive Officer and President

Joseph R. Broyles
President - IWC Industries

J. A. Rosenfeld
President - IWC Utilities

Kenneth N. Giffin
Senior Vice President - Governmental Relations and Real Estate

John M. Davis
Vice President, General Counsel and Secretary

Alan R. Kimbell
Vice President - Marketing

James W. Shaffer
Vice President - Corporate Affairs

Murvin S. Enders
Vice President - Administrative Affairs

James P. Lathrop
Assistant Treasurer and Chief Accounting Officer

Peggy J. Stinson
Assistant Secretary


Indianapolis Water Company Officers

James T. Morris
Chairman of the Board and Chief Executive Officer

J. A. Rosenfeld
President and Chief Operating Officer

Paul J. Doane
Executive Vice President

Kenneth N. Giffin
Senior Vice President - Governmental Relations

John M. Davis
Vice President, General Counsel and Secretary

Robert F. Miller
Vice President - Engineering

David S. Probst
Vice President - Business Development

Tim K. Bumgardner
Vice President - Operations

Patricia L. Chastain
Vice President - Community Affairs

James W. Shaffer
Vice President - Corporate Affairs

Martha L. Wharton
Vice President - Customer Service

L. M. Williams
Vice President - Human Resources

James P. Lathrop
Assistant Treasurer and Chief Accounting Officer

Peggy J. Stinson
Assistant Secretary


Miller Pipeline Corporation Officers

Don W. Miller
Chairman of the Board

Dale R. Miller
President and Chief Operating Officer

David D. Waters
Senior Vice President

E. Paul Miller
Vice President

Henry Topf, Jr.
Vice President

Douglas S. Banning, Jr.
Secretary/Treasurer

Michael Kempf
Assistant Secretary


SM&P Utility Resources, Inc. Officers

James T. Morris
Chairman of the Board

Daniel S. Baker
President

Michael B. Stayton
Executive Vice President

J. A. Rosenfeld
Executive Vice President and Treasurer


John M. Davis
Corporate Secretary


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

Joseph D. Barnette, Jr.
Chairman and Chief Executive Officer
Bank One, Indianapolis, NA

Robert A. Borns
Chairman of the Board
Borns Management
Indianapolis

Joseph R. Broyles*
President
IWC Industries

Susan O. Conner
Sr. Vice President, Public Affairs
USA Group, Inc.
Indianapolis

Murvin S. Enders (Ret. 1/19/96)
President
Team Enders, Inc.
Indianapolis (Not pictured)

Otto N. Frenzel III*
Chairman of the Executive Committee
National City Bank, Indiana
Indianapolis

J. B. King
Vice President and General Counsel
Guidant Corporation
Indianapolis

Robert B. McConnell*
Chairman of the Executive Committee
IWC Resources Corporation and Indianapolis Water Company

J. George Mikelsons
Chairman of the Board and Chief Executive Officer
Amtran, Inc.
Indianapolis

Thomas M. Miller*
Associate
Schenkel, McVey & Associates
(Retired Chairman, NBD Indiana)
Indianapolis

James T. Morris*
Chairman of the Board and Chief Executive Officer
IWC Resources Corporation and Indianapolis Water Company

Jack E. Reich*
Chairman of the Board Emeritus
American United Life Insurance Company
Indianapolis (Not pictured)

J. A. Rosenfeld
President
IWC Utilities

Fred E. Schlegel
Partner
Baker & Daniels, Attorneys
Indianapolis

Milton O. Thompson (Appointed 1/19/96)
President
Grand Slam Companies
Indianapolis

*Member of Executive Committee


Resources Corporation
1220 Waterway Boulevard
P.O. Box 1220
Indianapolis, Indiana 46206
(317) 639-1501

IWC Resources Corporation used recycled paper for its annual report.